UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2026

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 18, 2026

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of the consolidated financial statements of Intercorp Financial Services Inc. (“IFS”) and its subsidiaries, for the fiscal year ended December 31, 2025, including the report of the external independent auditor Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. These financial Statements were approved by IFS’s Board of Directors in its session held on March 18, 2026 and will be submitted for the evaluation and approval of the Annual General Shareholders Meeting to be held on March 31, 2026.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Michela Casassa

Chief financial Officer

Translation of independent auditor’s report originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2025 and 2024, together with Independent Auditor’s Report

Content

Translation of independent auditor’s report originally issued in Spanish – Note 33

Independent Auditor’s Report

To the Shareholders and Board of Directors of Intercorp Financial Services Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Intercorp Financial Services Inc. and Subsidiaries (the Group), comprising the consolidated statement of financial position as of December 31, 2025, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended; as well as the explanatory notes to the financial statements, which include a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all significant respects, the Group's consolidated financial position as of December 31, 2025, as well as its financial performance and consolidated statement of cash flows for the year then ended, in accordance with IFRS accounting standards.

Basis of the opinion

We perform our audit in accordance with the International Standards on Auditing (ISA) approved for application in Peru by the Board of Peruvian Associations of Certified Public Accountants. Our responsibilities under these standards are described in more detail in the Auditor's Responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Accounting Standards Board Code of Ethics for Accountants (IESBA Code), as applicable to audits of Financial Statements of public interest entities, together with the ethical requirements that are relevant to our audit of financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained provides a sufficient and adequate basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were more important in our audit of the financial statements for the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon; so we do not provide a separate opinion on these matters. Later, below is how each key matter was addressed during our audit.

We have fulfilled the responsibilities described in the Auditor's Responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included conducting procedures designed to respond to the risks of material misstatement assessed in the consolidated financial statements. The results of the audit procedures, including the procedures performed to address the matters mentioned below, form the basis for the audit opinion on the accompanying consolidated financial statements.

Key Audit Matter	Audit response
Information Technology (IT) Environment

The Group's activities depend to a large extent on the efficient and continuous operation of information technology systems and technology infrastructures, which encompass a large number of IT applications and systems for the processing of all its operations, accounting records and preparation of its consolidated financial statements. The Group's IT system consists of a set of complex computer applications, essential in the Group's various business operations. IT environment controls include: IT governance, overall IT controls over program development and changes, access to programs and data, and IT operations, therefore, such controls must be designed and operated effectively with the aim of ensuring the integrity of accounting records and accurate financial reports, in this way mitigate the potential risk of fraud or error. Equally important are the calculations performed by the systems, other IT application controls, and interfaces between IT systems.

Therefore, we consider the information technology environment as a key matter, given that the reliability and security of IT key systems plays a fundamental role in ensuring the correct treatment of data processing, accounting records and preparation of consolidated financial statements, that is, they depend to a large extent on automated controls over information systems, so, there is a risk that breaches in the IT control environment could result in financial accounting and information records being materially incorrect.

Assisted by our Information Technology professionals, our audit efforts focused on the Group's key systems, performing, among others, the following procedures:

-
We evaluated and tested overall IT controls by performing: an understanding of IT governance, reviewing key (including compensatory) controls over application and data access management, application changes and developments, and IT operations.
-
We tested application controls, considering the design and operational effectiveness of critical automated controls to data processing, accounting records and the preparation of the consolidated financial statement. With respect to identified control deficiencies, we tested the design and operational effectiveness of compensation controls.

Translation of independent auditor’s report originally issued in Spanish – Note 33

Expected loss estimate for loan portfolio

As described in notes 3.4(i)(ii), 6 and 29.1(d) of the consolidated financial statements, the expected loss estimate for the loan portfolio is calculated using an expected credit loss (ECL) model, which determines the losses expected to arise for loans as a result of an increase in risk, from the initial date of the loan or when there is objective evidence of impairment. The estimate ECL is measured: to 12 months; or during the expected life of the credit. ECL considers key elements, such as: probability of default (PD), exposure to default (EAD) and loss from default (LGD); these are based on predictable information about past events, current conditions and forward-looking information. When estimating the expected loss the Group considers three scenarios (optimistic, base and pessimistic), each of these scenarios is associated with different probabilities of default. When relevant, the assessment of these scenarios also incorporates the expectation of recovery of nonperforming loans, including the probability that the loans will be cured, and the value of the warranty or the amount received when selling the asset.

Significant assumptions and judgments with respect to the estimate include (i) determining when a loan has experienced a significant increase in credit risk; (ii) forecasting forward-looking information for multiple economic scenarios and weighting the probability of those scenarios and (iii) the calculation of credit losses of 12 months and over the expected life of the credit agreement.

Therefore, we consider that the ECL for the loan portfolio is a key audit matter; since changes in assumptions could have a material impact on the calculation of provision; in addition, the determination of accounting figures requires the participation of specialists due to the inherent complexity of models, assumptions, judgments, the prospective nature of key assumptions and the interrelationship of critical variables in measurement.

We obtained an understanding, evaluated the design and tested the operational effectiveness of the controls of the provision for loan portfolio ECL estimation process, which included:

-
Evaluation of the methodology and criteria established for the calculation according to IFRS accounting standards.
-
Evaluation of the model, premises and significant assumptions established by the Group in the calculation.
-
Identification of impairment indicators and determination of significant changes in credit risk.
-
Completeness and accuracy of the database in the Group's systems.
-
Calculation of the expected credit loss estimation for loan portfolio.
-
Disclosure in the notes to the consolidated financial statements.

In addition, assisted by our professionals, we performed detailed substantive procedures, which included:

-
We assessed whether the methodology, premises and assumptions used in models estimating ECL are consistent with the requirements of IFRS accounting standards and industry standards.
-
We assessed significant changes in trigger the factors of the credit risk, methodology forecasts and we compare the Group's forward-looking information with publicly available information from independent sources.
-
We tested the completeness and accuracy of the data used in the calculation of the provision against the source systems and related documentation.
-
We independently tested the calculation of ECL and their respective risk parameters.
-
We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

Construction of the discount rate of the liability for insurance contracts corresponding to the pension business of Liability for Remaining Coverage (LRC) under General Model

As described in notes 3.4(d) and 14 of the consolidated financial statements, the insurance contract liability is a material figure in the consolidated financial statements and amounts to S/13,063,254,000 and its estimate is based mainly on: (i) the determination of the measurement models by business (general model or building-block approach- BBA, variable fee approach - VFA and the simplified model - PPA) and (ii) the definition of the discount rate.

Regarding the portfolio of insurance contract liabilities that includes pensions, life and massive, the key matter is in the determination of the discount rate applied to pension insurance contract business of the remaining coverage (LRC) due to:

- The valuation of said business is performed using assumptions and actuarial data, which comprise mortality tables and discount rates.

- The Group uses the Matching Adjustment (MA) methodology to construct the discount rate for the subsequent measurement of liabilities by the General

We obtained an understanding, evaluated the design and tested the operational effectiveness of the controls of the valuation process in the pensions business of the liability for remaining coverage (LRC) by General Model, which included:

-
Evaluation methodology and criteria established for the calculation according to actuarial methods that are accepted by IFRS 17.
-
Evaluation of the actuarial model, premises and assumptions of general acceptance, established by the Group.
-
Completeness and accuracy of the database used in the Group's information systems to manage, calculate and sensitize these liabilities.
-
Evaluation of the construction of the rate in the pension business of liability remaining coverage (LRC) for the use of internal and external data.
-
Calculation review of the estimate of valuation of liabilities.

Translation of independent auditor’s report originally issued in Spanish – Note 33

Model (BBA), which requires data from various internal and external sources for its construction.

- Any change in the assumptions and data incorporated by the sources could have material effects on the valuation of said liabilities.

- The determination of liabilities under the General Model is complex and requires the participation of actuarial specialists.

-
Disclosure review in the notes to the consolidated financial statements.

In addition, assisted by our actuarial specialists, we performed detailed substantive procedures, including:

-
We evaluated the methodology defined by the Group on actuarial models and assumptions, which are consistent with the application of IFRS 17.
-
We independently evaluated the model and actuarial assumptions used in the calculation.
-
We evaluated the reasonableness of the assumptions and their adequacy.
-
We tested the completeness and accuracy of the data of the units of account, as well as the variables used in the calculation.
-
We evaluated the appropriate determination of the discount rate used in the calculations.
-
We independently tested the calculation made by the Group.
-
We evaluated the proper movement of liabilities considering changes in actuarial assumptions at the end of the year.
-
We evaluated the sensitivity of changes in certain variables in the determination of these liabilities.
-
We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

Other information included in the Group's 2025 Annual Report

Other information consists of the information included in the Group's Annual Report other than the consolidated financial statements or our audit report thereon. Management is responsible for other information.

Our opinion on the consolidated financial statements does not cover other information and we do not express any form of conclusion that provides a degree of assurance thereon.

In relation with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, to consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge gained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material error of this other information, we are obliged to report that fact. We have nothing to report in this regard.

Responsibilities of the Group's Management and responsible of the Group's corporate governance in relation to the consolidated financial statements

Management is responsible for the preparation and fair presentation of consolidated financial statements in accordance with IFRS accounting standards, and for the internal control that Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing as appropriate the matters relating to going concern and using the going concern basis of accounting, unless Management intends to liquidate the Group or cease operations, or has no other realistic alternative.

Those responsible for the Group's corporate governance are responsible for supervising the Group's financial reporting process.

Auditor's responsibilities in relation to the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance as to whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it does not guarantee that an audit carried out in accordance with ISAs approved for application in Peru will always detect a material misstatement where it exists. Inaccuracies may arise due to fraud or error and are considered material if, individually or cumulatively, they could reasonably be expected to influence the economic decisions users make based on the consolidated financial statements.

As part of an audit in accordance with the ISAs approved for application in Peru, we exercise professional judgment and maintain professional skepticism throughout the audit. Also:

•
We identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and execute audit procedures that respond to those risks, and obtain audit evidence that is sufficient and appropriate to provide us a basis for our opinion. The risk of not detecting a material misstatement due to fraud is greater than that resulting from an error, as fraud may involve collusion, falsification, intentional omissions, misrepresentations or override the internal control system.

Translation of independent auditor’s report originally issued in Spanish – Note 33

•
We obtain an understanding of the internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
•
We evaluate the appropriateness of the accounting policies used, the reasonableness of the accounting estimates and the respective disclosures made by Management.
•
We conclude on the appropriate Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether there is material uncertainty related to events or conditions that may raise significant doubts about the Group's ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our audit report to disclosures relating to the consolidated financial statements or, if such disclosures are inadequate to modify our opinion. Conclusions are based on audit evidence obtained to date from our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
We evaluate the general presentation, structure, content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves a reasonable presentation.
•
We plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate to the Group's corporate governance responsible, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify in the course of our audit.

We also provide the Group's corporate governance responsible a statement that we have complied with the applicable ethics requirements in relation to independence and that we have disclosed all relationships and other matters that could reasonably be expected to affect our independence and, where applicable, including the respective safeguards.

Among the matters that have been the subject of communication with those responsible for the Group's corporate governance, we determine those that have been of the greatest significance in the audit of the consolidated financial statements for the current period and, therefore, are the key audit matters. We have described such matters in our audit report unless legal or regulatory provisions prohibit public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be communicated in our report because it would reasonably be expected that the adverse consequences of doing so would outweigh the public interest benefits of the report.

Lima, Peru,

March 18, 2026

Endorsed by:

/s/ Sandra Luna Victoria

Partner in charge

C.P.C.C. Register No.50093

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2025 and 2024

	Note	2025	2024		Note	2025	2024
		S/(000)	S/(000)			S/(000)	S/(000)

Assets				Liabilities and equity
Cash and due from banks	4(a)			Deposits and obligations	11
Non-interest bearing		3,196,910	4,021,880	Non-interest bearing		7,759,676	7,614,593
Interest bearing		9,163,129	7,973,580	Interest bearing		48,267,954	46,153,435
Restricted funds		1,675,910	619,766			56,027,630	53,768,028
		14,035,949	12,615,226
				Inter-bank funds	4(e)	55,019	—
Inter-bank funds	4(e)	40,006	220,060	Due to banks and correspondents	12	7,166,014	7,562,057
Financial investments	5	28,173,806	26,857,925	Bonds, notes and other obligations	13	5,590,408	6,075,433
Loans, net:	6			Due from customers on acceptances		51,332	9,163
Loans, net of unearned interest		52,361,192	50,959,615	Insurance and reinsurance contract liabilities	14	13,063,254	12,524,320
Impairment allowance for loans		(1,591,042)	(1,730,167)	Other accounts payable, provisions and other liabilities	10	4,585,800	4,445,532
		50,770,150	49,229,448	Deferred Income Tax liability, net	15	136,126	140,653
				Total liabilities		86,675,583	84,525,186

				Equity, net	16
				Equity attributable to IFS’s shareholders:
				Capital stock		1,038,017	1,038,017
Investment property	7	1,540,615	1,381,788	Treasury stock		(469,546)	(206,997)
Property, furniture and equipment, net	8	967,293	814,432	Capital surplus		532,771	532,771
Due from customers on acceptances		51,332	9,163	Reserves		9,100,000	8,300,000
Intangibles and goodwill, net	9	1,626,106	1,667,753	Unrealized results, net		(36,034)	(187,830)
Other accounts receivable and other assets, net	10	1,793,116	2,670,178	Retained earnings		2,183,383	1,439,274
Reinsurance contract assets	14	57,182	18,602			12,348,591	10,915,235
Deferred Income Tax asset, net	15	41,872	19,206	Non-controlling interest		73,253	63,360

				Total equity, net		12,421,844	10,978,595

Total assets		99,097,427	95,503,781	Total liabilities and equity, net		99,097,427	95,503,781

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	6,888,377	7,029,391	7,120,411
Interest and similar expenses	19	(2,258,971)	(2,480,270)	(2,592,366)
Net interest and similar income		4,629,406	4,549,121	4,528,045
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,136,707)	(1,720,179)	(1,981,818)
Loss due to impairment of financial investments	5(c)	(263,761)	(47,521)	(7,500)
Net interest and similar income after impairment loss		3,228,938	2,781,421	2,538,727
Fee income from financial services, net	20	1,219,631	1,142,943	1,178,462
Net gain on foreign exchange transactions		409,737	433,691	306,431
Net gain on sale of financial investments		102,055	26,544	6,431
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	362,033	81,990	15,181
Net gain on investment property	7(b)	182,588	128,164	73,072
Other income	21	141,463	121,222	156,700
		2,417,507	1,934,554	1,736,277

Result from insurance activities	22	(47,797)	(169,789)	(178,392)

Other expenses
Salaries and employee benefits	23	(1,115,613)	(955,246)	(897,275)
Administrative expenses	24	(1,436,828)	(1,336,954)	(1,288,862)
Depreciation and amortization	8(a) and 9(a)	(450,267)	(413,057)	(379,038)
Other expenses	21	(160,497)	(194,959)	(184,992)
		(3,163,205)	(2,900,216)	(2,750,167)
Income before exchange difference and Income Tax		2,435,443	1,645,970	1,346,445
Exchange difference		38,004	(24,144)	8,427
Income Tax	15(c)	(530,252)	(314,365)	(275,596)
Net profit for the year		1,943,195	1,307,461	1,079,276
Attributable to:
IFS’s shareholders		1,932,470	1,300,078	1,072,728
Non-controlling interest		10,725	7,383	6,548
		1,943,195	1,307,461	1,079,276
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	25	17.299	11.376	9.327
Weighted average number of outstanding shares (in thousands)	25	111,713	114,287	115,012

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Net profit for the year		1,943,195	1,307,461	1,079,276
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	16(e)	69,952	3,048	16,220
Income Tax	16(e)	(183)	(1,595)	(157)
Total unrealized gain that will not be reclassified to the consolidated statement of income		69,769	1,453	16,063
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	898,804	286,738	1,134,509
Income Tax	16(e)	(4,129)	(3,595)	(3,645)
		894,675	283,143	1,130,864
Insurance reserves at fair value	16(e)	(736,366)	(61,389)	(970,191)

Net movement of cash flow hedges	16(e)	46,601	(18,605)	(29,112)
Income Tax	16(e)	(6,588)	1,402	6,336
		40,013	(17,203)	(22,776)

Translation of foreign operations	16(e)	(101,063)	11,747	(21,970)

Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		97,259	216,298	115,927
Other comprehensive income for the year		167,028	217,751	131,990
Total comprehensive income for the year, net of Income Tax		2,110,223	1,525,212	1,211,266
Attributable to:
IFS’s shareholders		2,097,275	1,516,304	1,202,789
Non-controlling interest		12,948	8,908	8,477
		2,110,223	1,525,212	1,211,266

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2025, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 16(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	-	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)
Balances as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,300,078	1,300,078	7,383	1,307,461
Other comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	—	216,226	1,525	217,751
Total comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	1,300,078	1,516,304	8,908	1,525,212
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	2,300,000	—	—	—	—	—	(2,300,000)	—	—	—
Purchase of treasury stock, Note 16(b)	—	(1,192)	—	(122,688)	—	—	—	—	—	—	—	—	(122,688)	—	(122,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	53,737	—	—	—	—	(53,737)	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,229)	(1,229)	(376)	(1,605)
Balance as of December 31, 2024	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,932,470	1,932,470	10,725	1,943,195
Other comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	—	164,805	2,223	167,028
Total comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	1,932,470	2,097,275	12,948	2,110,223
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 16(b)	—	(2,206)	—	(262,549)	—	—	—	—	—	—	—	—	(262,549)	—	(262,549)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Others	—	—	—	—	—	—	(13,009)	—	—	—	—	31,735	18,726	42	18,768
Balance as of December 31, 2025	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Cash flows from operating activities
Net profit for the year	1,943,195	1,307,461	1,079,276
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,136,707	1,720,179	1,981,818
Loss due to impairment of financial investments	263,761	47,521	7,500
Depreciation and amortization	450,267	413,057	379,038
Provision for sundry risks	2,633	29,290	4,138
Deferred Income Tax	(37,490)	100,053	102,244
Net gain on sale of financial investments	(102,055)	(26,544)	(6,431)
Net gain of financial assets at fair value through profit or loss	(362,033)	(81,990)	(15,181)
Net gain for valuation of investment property	(101,104)	(60,260)	(7,111)
Net (gain) loss on sale of investment property	—	3,176	—
Profit from sale of property, furniture and equipment	(2,078)	(12,879)	(15,300)
Exchange difference	(38,004)	24,144	(8,427)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,692,565)	(4,523,015)	(2,883,998)
Net decrease (increase) in other accounts receivable and other assets	508,944	(245,377)	(295,748)
Net (increase) decrease in restricted funds	(1,056,144)	100,925	(246,775)
Increase in deposits and obligations	2,204,284	4,687,587	503,544
Decrease (increase) in accrued interest receivable	22,494	58,688	(167,468)
(Decrease) increase in accrued interest payable	(68,442)	(120,753)	194,285
(Decrease) increase in due to banks and correspondents	(367,271)	(1,445,205)	1,837,830
Increase in other accounts payable, provisions and other liabilities	336,571	1,422,823	558,971
Decrease (increase) of investments at fair value through profit or loss	94,499	(125,386)	323,112
Income Tax paid	(305,590)	(363,463)	(450,125)
Net cash provided by operating activities	1,830,579	2,910,032	2,875,192

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Consolidated statement of cash flows (continued)

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Cash flows from investing activities
(Purchase) sale of investments at fair value through other comprehensive income	(257,231)	722,080	(2,957,858)
(Purchase) sale of investments at amortized cost	(98,667)	(401,898)	(162,598)
Purchase of property, furniture and equipment	(301,435)	(104,719)	(147,645)
Purchase of intangible assets	(221,967)	(245,334)	(280,388)
Purchase of investment property	(62,723)	(61,812)	(16,903)
Sale of investment property	—	39,176	—
Sale of property, furniture and equipment	3,461	45,462	32,667
Net cash used in investing activities	(938,562)	(7,045)	(3,532,725)
Cash flows from financing activities
Dividends paid	(406,830)	(427,369)	(511,788)
Issuance of securities, bonds and obligations in circulation	1,625,953	1,706,371	—
Payments of bonds, notes and other obligations	(1,502,749)	(1,266,504)	(2,189,040)
Net decrease (increase) in receivable inter-bank funds	180,054	304,855	(228,796)
Net increase (decrease) in payable inter-bank funds	54,992	(121,438)	91,245
Purchase of treasury stock, net	(262,549)	(122,688)	(80,946)
Dividend payments to non-controlling interest	(3,040)	(2,911)	(4,776)
Lease payments	(83,054)	(82,644)	(89,334)
Net cash used in financing activities	(397,223)	(12,328)	(3,013,435)
Net increase (decrease) in cash and cash equivalents	494,794	2,890,659	(3,670,968)
Translation (loss) gain on cash and cash equivalents	(124,217)	12,496	37,403
Cash and cash equivalents at the beginning of the year	11,977,366	9,074,211	12,707,776
Cash and cash equivalents at the end of the year, Note 3.4(ad)	12,347,943	11,977,366	9,074,211
Supplementary cash flow information:
Cash paid by -
Interest	2,114,166	2,426,411	2,253,881
Dividends	423,136	430,280	516,564
Income Tax	305,590	363,463	450,125
Cash received from -
Interest	6,817,200	7,025,584	6,905,711
Dividends received	81,924	50,862	52,215
Operations that do not generate cash flow -
Recognition of right-of-use assets	48,851	105,860	35,901

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2025 and 2024

1.
Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2025, Intercorp Peru holds directly and indirectly 74.38 percent of the issued capital stock of IFS, equivalent to 73.38 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2025 and 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries are mainly concentrated in Peru and Panama, see Note 2.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2024, and for the year then ended, were approved by the General Shareholders’ Meeting held on March 31, 2025. The consolidated financial statements as of December 31, 2025, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on March 18, 2026, and will be submitted for approval by the General Shareholders’ Meeting that will be held within the deadline established by law.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

2.
Subsidiaries

IFS’s Subsidiaries are the following:

(a)
Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2025, Interbank has 146 offices (149 offices as of December 31, 2024). Additionally, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.

Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)
Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to Intercorp Peru) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2025 and 2024, amounted to S/95,328,000 and S/89,124,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)
Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of December 31, 2025 and 2024, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of December 31, 2025 and 2024, it holds 99.99 percent participation in Interfondos S.A. Sociedad Administradora de Fondos (henceforth "Interfondos"), company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment advisory and related services.
Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advisory.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). As of December 31, 2025 and 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e)
San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f)
IFS Management S.A.C. (before IFS Digital S.A.C.) –

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services.

(g)
Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) -

Procesos de Medios de Pago e Izipay are incorporated in Peru. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for renowned card networks and other private brands. Also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2025 and 2024, in accordance with the IFRS. Additionally, for information on business segments, see Note 27:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2025	2024	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	12,917,558	11,666,498	482,545	203,945	420,559	533,575
Financial Investments	11,960,351	11,187,487	14,552,181	13,669,514	2,012,524	1,986,408
Loans, net	49,279,580	47,607,947	—	—	1,499,171	1,622,503
Investment property	—	—	1,540,615	1,381,788	—	—
Total assets	76,763,239	73,626,419	17,005,204	15,706,165	4,118,540	4,316,010
Deposits and obligations	53,667,207	51,144,356	—	—	2,632,943	2,929,343
Due to banks and correspondents	6,728,071	6,963,726	120,459	301,139	315,148	265,772
Bonds, notes and other obligations	4,289,662	4,669,116	342,687	335,007	—	—
Insurance and reinsurance contract liabilities	—	—	12,924,459	12,385,525	—	—
Total liabilities	66,505,666	64,753,475	15,625,799	14,526,553	3,019,002	3,271,899
Equity attributable to IFS’s shareholders	10,257,573	8,872,944	1,379,405	1,179,612	1,099,538	1,044,111
Consolidated statement of income -
Net interest and similar income	3,835,008	3,752,432	788,297	771,400	61,504	69,694
(Loss) recovery due to impairment on loans, net of recoveries	(1,136,728)	(1,719,913)	—	—	20	(266)
(Loss) recovery due to impairment of financial investments	(30)	(982)	(264,123)	(45,910)	376	(585)
Net gain of investment property	—	—	101,104	60,260	—	—
Fee income from financial services, net	884,628	791,815	(12,622)	(10,628)	195,956	170,955
Result from insurance activities	—	—	(47,777)	(169,750)	—	—
Net profit for the year attributable to IFS’s shareholders	1,474,997	1,007,353	339,296	269,568	231,136	137,336

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.
Significant accounting policies
3.1.
Basis of presentation -

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accunting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS Accounting Standards, requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2.
Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

The following standards, interpretations or modifications are applied for the first time in 2025 but have not had a significant impact on the Group's consolidated financial statements.

- Amendments to IAS 21 “Lack of Exchangeability – The effects of changes in Foreign Exchange Rates”

For annual reporting periods beginning on or after January 1, 2025, the amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

These amendments had no impact on the Group's consolidated financial statements.

3.3.
Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

-	Exposure, or rights, to variable returns from its involvement with the investee; and

-	The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. To support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee;

-	Rights arising from other contractual arrangements; and

-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary. Assets, liabilities, income and expenses of a acquired or disposed subsidiary during the year are included in the consolidated financial statements from the date the Group acquired control until the date the Group ceases the control of the subsidiary.

Profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are totally eliminated on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(z).

3.4.
Summary of material accounting policies -
(a)
Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

-	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.

-	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Exchange difference”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Interest income -

(b.1)	Effective interest rate method -

Under IFRS 9 “Financial Instruments”, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interest measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR (and therefore, the amortized cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also considers the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with an increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(i)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 29.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 29.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including expected credit losses) at the amortized cost of POCI assets.

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)
Banking services commissions -

The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income are recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Fee income where performance obligations are satisfied over a period of time include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

-

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.

-

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

(d)
Insurance contracts –

(d.1) Insurance contracts -

(d.1.1) Initial recognition -

IFS recognizes, under IFRS 17, a group of insurance contracts when the first of the following events occurs:

- The beginning of the coverage period of the group of contracts,

- The date when the first payment from a policyholder in the group is due, or

- For a group of onerous contracts, when the group becomes onerous.

At initial recognition, the company shall measure a group of insurance contracts by the total of:

- The fulfillment cash flows, which comprise:

- Estimates of the future cash flows.

- An adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows.

- A risk adjustment for the non-financial risk.

- The contractual service margin (“CSM”).

The book value at the end of period of a group of insurance contracts shall be the sum of:

- The liability for remaining coverage, which comprises:

- The fulfillment of cash flows related to future services

- The contractual service margin (CSM), applicable to insurance contracts valued under the general method (Building Block Approach or “BBA”) or under the Variable Fee Approach (“VFA”).

-The claims incurred liability, which comprises the fulfillment cash flows related to future services.

(d.1.2) Levels of aggregation -

Insurance contract portfolios-

The first level of aggregation for insurance contracts consists of determining the portfolio. An insurance portfolio shall be composed by a group of contracts subject to similar risks and managed jointly.

The Group has deemed that the following factors are relevant when defining the insurance portfolios in effect:

- Typology of products and their differentiated management, separating the products by pensions, life, and massive, and below them, based on the specific covered risks: savings, risk, annuities, and accidents, among others. There are not separations of risks within the same contract because they are jointly managed.

- Contract limits: differentiating in equal contracts or shorter than one year and longer than four years.

- Individual or collective insurances.

- Policy currency: differentiating between policies denominated in different currencies. Currently, the currencies considered are the Sol, the US Dollar, and Sol VAC ("Valor de Actualización Constante" by its Spanish term).

- Funeral (in currency VAC): a different portfolio shall be considered because it is understood that its risk management is different from the management of the main risk of the product Annuity with the Private Pension System (SPP, by its Spanish acronym). This criterion shall only be applicable to funeral VAC of the pensions (SPP), which are adjusted based on the consumer price index published by the regulator.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

- The assessment based on the indicated attributes shall continue to be performed for the new products that may be designed and marketed in the future.

Cohorts (unit of account) -

The second level of aggregation is the cohort level, whereby the Group shall not include in the same group contracts issued more than one year apart. Contract issued between January 1 and December 31 of each year shall be included within each cohort for each portfolio.

Grouping by onerosity -

The last grouping level that the Group applies is in function of the expected profitability level or the onerosity at the moment of the contract issuance. Given that the standard requires at least three groups, the Group foresees that the products by level of profitability or onerosity will be grouped into two main groups:

-Groups of onerous contracts.

-Groups of non-onerous contracts: Include contracts with low probability of becoming onerous and the remaining non-onerous contracts at initial recognition.

The Group has defined a ratio to differentiate these groups. In this sense, even though it is foreseen that there will be two groups by profitability level, the groups that will eventually be determined will depend on the compliance of the ratio on the predetermined threshold.

(d.1.3) Valuation methods -

The Group applies the following valuation methods in the measurement of insurance contracts:

-Building Block Approach (“BBA”). This method will be applied by default to insurance contracts unless there exist conditions to apply any of the other two methods.

-Two BBA variants. The first one will be applied compulsorily if the conditions for it are met, and the second one will be applied optionally if conditions are met:

-Variable Fee Approach (“VFA”)

-Premium Allocation Approach (“PAA”)

The application of one or the other method affects the measurement of the liability for remaining coverage (“LRC”) because the liability for incurred claims (“LIC”) will be valued according to the fulfillment of cash flows related to incurred claims, adjusted for non-financial risk.

Building Block Approach (BBA) -

This method is applied to contracts with coverage periods longer than one year and whose liability flows do not depend on underlying elements. IFS measures a group of insurance contracts (unit of account) by the total of fulfillment cash flows and the CSM. Following are the elements details of said component group:

- Fulfillment Cash Flows (“FCF”): the fulfillment cash flows are comprised of the following elements:

- Estimation of future cash flows: Weighted estimation by the probability of future cash outflows occurrence minus the future cash inflows from the fulfillment of the contract. It is necessary to consider solely the cash flows that are within the limits of the insurance contract and the attributable acquisition expenses must be included.

The Group revises the estimations performed in the preceding valuation period and updates them so that they reflect the conditions at the valuation date, and that the changes made to the estimation represent the modifications of the period’s conditions.

- Discount effect: IFRS 17 establishes that the fulfillment cash flows shall be adjusted to reflect the time value of money and the financial risks related to the future cash flows. The estimation of cash flows and the inclusion of the discount effect may result in the best estimate liability (“BEL”). In the discount rate estimation procedure, observable market values are used; for pensions contracts, the Matching Adjustment Discount Rate is mainly used and for individual life contracts, the Risk Free Rate – USA is mainly used.

- Risk Adjustment (“RA”): Represents the compensation that an entity requires to bear the non-financial risk that arises from the uncertainty over the cash flows regarding their amount and the moment of payment of the future cash flows, and it shall be calculated in an explicit and separated manner from the cash flows. Likewise, the risk adjustment also reflects the risk aversion degree and the diversification degrees that the entity includes to determine the compensation to bear said non-financial risks.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

- CSM: Represents the expected profit from the insurance contracts, which shall be recognized in income of the entity as the service is rendered in the future, instead of recognizing it at its estimation moment. The release of the CSM throughout the contract’s life shall be made in a systematic manner and consistently with the rendering of the service provided by insurance contract in the future.

Variable Fee Approach (VFA) –

The VFA valuation method is intended for insurance contracts with a direct component participation of the insured (the valuation risk is that of the insured) whereby at initial recognition the following conditions are met:

- The contractual terms specify that the policyholder takes part in a clearly identified set of underlying elements;

- The entity expects to pay the policyholder an amount equal to a substantial part of the profitability at fair value (market value) of the underlying elements; and

- The entity expects that a substantial part of any change in the amounts payable to the policyholder varies with the change in fair value of the underlying elements.

The VFA method has the following characteristics:

- In the CSM, market interest is credited.

- In the CSM the difference in the value of the funds of the underlying asset's funds is adjusted.

- The other components remain the same as the BBA method.

Premium Allocation Approach (PAA) -

The PAA valuation method is a simplification of the general method and its application is optional. The entity shall only apply the simplified method to contracts if one of the following criteria is met:

- If said simplification results in a liability for remaining coverage that does not materially differ from that generated by the general method; or

- The coverage period of the group of contracts is one year or shorter. The criterion that defines the one-year period must be determined according to the contract limits.

To assign the appropriate valuation method to the insurance contracts issued, the Group has assessed the valuation requirements under each method, as well as the minimum criteria and possible approaches for the eligibility of the PAA method and the VFA method. Following are the valuation methods assigned to each product:

- Life: BBA, PAA or VFA, depending on the characteristics and evaluation of the contract

- Pensions: BBA

- Massive: BBA or PAA, depending on the characteristics and evaluation of the contract

(d.1.4) Accounts receivable from insurance activities -

Accounts receivable from insurance activities of the Group are initially recognized when they are enforceable and are measured at the fair value of the compensation received or receivable. Therefore, at initial recognition, insurance receivables are measured at amortized cost. The book value of insurance receivables is subject to impairment when events or circumstances indicate that the book value cannot be recoverable; the impairment loss is recorded in the consolidated statement of income.

(d.1.5) Insurance contract liability with investment component -

When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 17, the contract is recorded based on IFRS 9. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liabilities with investment component” of the consolidated statement of financial position; see Note 10(a).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2) Exchange difference in insurance contract liabilities -

According to IAS 21 “Effects of variations in foreign currency exchange rates”, for the purpose of converting insurance contracts in foreign currency into the functional currency of Interseguro, they are treated as a monetary item. The exchange difference generated by the update of the insurance contract liability is included in the statement of income, except for the exchange difference related to the interest rate effect for contracts under BBA method, which is recorded as “Insurance contracts reserves” in the caption “Other comprehensive income” of consolidated statement of changes in equity as is done with the annual movements of the interest rate effect.

(d.3) Recognition of income and expenses -

The Group recognizes income and expenses for the following changes in the book value of the liability for remaining coverage (LRC):

-Income from ordinary insurance activities: for the decrease in the LRC due to the service rendered in the period.

-Expenses of the insurance service: for losses in the groups of onerous contracts, and reversions of these losses.

-Financial expenses and income for insurance activities: for the effect of the time value of money, the financial risk effect and the effect of inflation adjustment (VAC).

The Group recognizes income and expenses for the following changes in the book value of the liability for incurred claims (LIC):

-Expenses of the insurance service: for the increase in liability due to claims and expenses incurred in the period, excluding investment components.

-Expenses of the insurance service: for the subsequent changes in the cash flows from the compliance related to claims and expenses incurred.

(d.4) Expenses attributable to the fulfillment of contracts -

Attributable expenses are related to the fulfillment of contracts, directly or indirectly.

Expenses directly and indirectly attributable -

The Group classifies expenses directly attributable to those that can be attributable at portfolio level or individual contracts. Indirect expenses are deemed partially attributable if they are necessary for the fulfillment of the insurance contracts, even if they are not directly associated to a portfolio or individual contract. Expenses indirectly attributable are allocated to groups of contracts by using a systematic and rational method that can be applied in a consistent manner to all expenses with similar characteristics.

Expenses attributable (without considering the acquisition costs attributable) are included in the LRC, being released as income and decreasing the LRC when the service is rendered. The resulting income is recorded in the caption “Results from insurance activities” in the consolidated statement of income. At the same time, the expenses of the insurance service are recognized based on the actual expenses incurred and are presented in the caption “Other expenses” in the consolidated statement of income, see Note 22.

(d.5) Contractual Service Margin (CSM) -

The CSM represents the expected profit from a group of insurance contracts for the services rendered during the coverage period. It is released in the statement of income for each period to reflect the services rendered to the group in that period.

(d.5.1) Initial recognition

For the initial recognition of an insurance contract, the Group accounts for the positive balance of the CSM as part of the LRC for the insurance contracts valued by the BBA method and the VFA method.

At initial recognition of a profitable insurance contract, the CSM does not recognize any income (profit). Income (or profit) is only recognized to the extent that the insurance contract services are rendered. The CSM cannot be negative, any loss at initial moment or subsequent moments is recorded as a loss component in the caption “Results from insurance activities” in the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.5.2) Subsequent valuation

Once the initial recognition of the contract is made, the groups of contracts or Units of Account (UoA) are formed considering their onerosity degree at that moment (additionally to the portfolio and the cohort they belong to); therefore, the CSM is measured in the subsequent valuations for the group of contracts. Also, the release of the CSM is made throughout the contract’s life in a systematic manner and consistently with the rendering of the service provided by the insurance contract and is recorded in the caption “Income from insurance activities” in the consolidated statement of income.

(d.6) Loss component -

Analogous to the CSM, the loss component (LC) is the estimated contract loss. The recording of these two concepts has a different temporality: while the CSM is deferred throughout the contract’s life, the LC is recognized immediately, thus generating an expense in the statement of income once its existence is known.

(d.6.1) Determination of the loss component at initial recognition

At initial recognition of a non-profitable insurance contract, the LC generates an expense in the statement of income once its existence is known.

In the moment at which the existence of an LC is determined, at each subsequent valuation, it is necessary to make the following adjustments:

- It is allocated exclusively to the LC, until it is reduced to zero.

- It is allocated in a systematic manner between the LC and the liability for remaining coverage, excluding the LC (LRC excluding the LC); the changes in the fulfillment cash flows of the LRC.

(d.6.2) Subsequent valuation

Once an LC for a group of onerous contracts has been established, the Group distributes the subsequent changes in the fulfillment cash flows between the LC and the LRC, excluding the LC, by making a systematic allocation between both concepts, as applicable, of the amounts related to:

- The release of claims and expenses of the LRC expected cash flows.

- Changes in the risk adjustment (RA) are recognized in the income for the period and in other comprehensive income, due to changes in market rates, and

- Financial expenses and income for insurance activities.

- In some cases, the Loss Component for adjustments in favorable actuarial experience and hypotheses can reach a positive value, in which case it shall be treated as a contract with a CSM component.

(d.7) Risk Adjustment (RA) -

The RA reflects the compensation that the entity requires for assuming the uncertainty that arises from the non financial risk, over the amount and the moment of payment of the future cash flows of the liability. Under IFRS 17, the RA is an explicit amount and is independent of the estimations of cash flows and discount.

The Group calculates the RA for the portfolios of life, pensions, and massive insurances with the purpose of quantifying the non-financial risks associated to the insurance contracts and reflecting the uncertainty of the insurance contracts regarding their amount and validity term. However, in the following cases the RI calculation is not necessary:

- In portfolios whose provision for LRC is valued by the PAA method.

- In portfolios whose provision for LRC is valued by the VFA method.

(e)
Financial instruments: Initial recognition -

(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group.

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

	Amortized cost, as explained in Note 3.4(f.1).

	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

	Fair value through profit or loss, as explained in Note 3.4(f.7).

The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2023, the Group only presents derivative financial instruments measured in this way.

(f)
Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

	The financial asset is held within a business model with the objective to hold financial assets to collect contractual cash flows, and

	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are presented below:

(f.1.1)	Business model assessment -

The Group's business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity's key management personnel.

	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group's original expectations, the classification of the remaining financial assets that remain in that business model will not be changed but incorporates such information when assessing newly purchased financial assets going forward.

(f.1.2)	The SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The most significant elements within a lending arrangement are the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at fair value through profit or loss.

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:



Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(j).

(f.2.1)	Embedded derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way like a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at fair value through profit or loss. The embedded derivatives separated from the host contract are carried at fair value in the trading portfolio with changes in the fair value recognized in the consolidated statement of income.

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2025 and 2024, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the short term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	The contractual terms of the financial asset meet the SPPI test.

Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at fair value through other comprehensive income is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition, the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to and impairment assessment.

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interest, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be accounted for separately.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:



The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or



The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the collection has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (“ECL”) provision determined as set out in Note 3.4(h)(ii).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2025 and 2024, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2025 and 2024, the Group did not keep any repurchase agreements.

(f.11)	Short sale operations -

The securities sold under repurchase agreements at the specific future date correspond to short sales of securities, that the Group does not hold or acquires through temporary transfer of ownership.

At the date of the short-sale agreement, when initial recognition occurs, the Group records the cash received as an asset in the caption “Cash and due from banks” and, in other cases, an account receivable (equivalent to the amortized cost of the investment), recorded as “Accounts receivable for short-sale operations” in the caption “Other accounts receivable and other assets” of the consolidated statement of financial position; see Note 10(a). Also, the corresponding obligation, is recorded as “Financial liabilities at fair value through profit or loss”, in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position; see Note 10(a), reflecting the economic substance of the transaction.

Subsequent measurement, valuation and impairment will be recorded according to IFRS 9 criteria; see Note 3.4(f.3). Derecognition of these financial assets and liabilities will be recorded according to Note 3.4(h).

The difference between the purchase price and the resale price is accrued during the term of the contract by using the effective interest rate method and is recorded in the caption “Interest and similar income” of the consolidated statement of income.

During 2025, Interbank has not agreed to this type of transaction. As of December 31, 2024, Interbank agreed on short sale contracts for an amount approximately to S/61,191,000 recorded as “Accounts receivable for short sale operations”, in the caption “Other accounts receivable and other assets” of the consolidated statement of financial situation; see Note 10(a). This transaction allowed the recognition of a liability for an amount approximately to S/61,153,000 recorded as “Financial liabilities at fair value through profit or loss”, in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position; see Note 10(a). These instruments were settled in the first days of 2025.

(g)
Modification of financial assets and liabilities -

(g.1)	Modification of financial assets

When the contractual cash flows of a financial asset are renegotiated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Group performs an assessment to determine whether the modifications result in the derecognition of the financial asset. For financial assets, this assessment is based on qualitative factors.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

	Change in the loan’s currency.

	Introduction of an equity feature.

	Change in customer's credit risk.

	If the modification is such that the instrument would no longer meet the SPPI criterion.

In addition, the Group evaluates whether there is a material change based on quantitative factors considering whether the present value of the discounted cash flows under the original effective interest rate and the new conditions differs by at least 10 percent from the discounted present value of the remaining cash flows of the original financial asset. This follows an analogy on the orientation of changes in financial liabilities. This method applies to all contractual changes to financial assets, regardless of the reason for the change.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original effective interest rate, the Group records a gain or loss due to modification, to the extent that an impairment loss has not already been recorded.

(g.2)	Modification of financial liabilities -

When the modification of the terms of an existing financial liability is not judged to be substantial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability's original EIR. Any resulting difference is recognized immediately in profit or loss.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

(h)
Derecognition of financial assets and liabilities -

(h.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

(h.2)	Derecognition other than for substantial modification -

(h.2.1)	Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

-	Has transferred its contractual rights to receive cash flows from the financial asset, or

-	It retains the rights to the cash flows but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group must remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without imposing additional restrictions to the transfer.

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group's continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising Price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.

As of December 31, 2025 and 2024, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

(h.2.2)	Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period .

(i)
Impairment of financial assets -

(i)
Overview of the expected credit loss principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12-month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 29.1(d).

Both lifetime expected credit loss and 12-month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 29.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 29.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (“POCI”), as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on the 12-month expected credit loss. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit loss for the entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit impaired (as outlined in Note 29.1(d)). The Group records an allowance for the entire lifetime of the financial asset.

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2025 and 2024, the Group has not purchased or originated POCI financial assets.

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

 Financial assets that are measured at amortized cost.

 Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:

(i)
The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
(ii)
The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

 Accounts receivable from leases.

 Assets from contracts.

 Financial guarantee contracts.

In this regard, as of December 31, 2025 and 2024, the Group's financial assets subject to a correction for expected credit loss are the following:

 Cash and due from banks.

 Inter-bank funds.

 Financial investments; see Notes 3.4(f), 5 and 29.1(e).

 Loans; see Notes 3.4(f.1), 6 and 29.1(d).

 Due from customers on acceptances.

 Other accounts receivable and other assets.

The Group assesses periodically impairment alerts derived from factors such as the release of compensation for service time deposits (henceforth "CTS") and private pension funds (henceforth "AFP"), natural disasters, and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the expected credit loss risk. Thus, for those financial assets other than the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank of Peru (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)
Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are described below, and the key elements are the following:

 PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 29.1(d).

 EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 29.1(d).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

 LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 29.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 29.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the expected credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

 Stage 1: The provision for expected credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

 Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of expected credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

 Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of expected credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected credit loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 29.1(d.6).

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a expected credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)
Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected credit losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)
Credit cards -

The Group calculates the expected credit losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime credit losses of this product is 16 months for the period 2025 and 2024.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer's credit rating, as explained in Note 29.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)
Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2025 and 2024:

	2025	2024
Real gross domestic product	X
Average real formal salary	X	X
Average real informal salary	X	X
Real disposable income per capita	X	X
Unemployment rate		X
Private formal employment		X

Detailed information on these inputs is provided in note 29.1(d). The inputs and models used for estimating the expected credit losses, incorporate the best information available at the date of the consolidated financial statements. In some circumstances, as appropriate, Management assesses the effect of extraordinary events, regulatory changes, or unexpected macroeconomic conditions and, when such effects are material, applies temporary qualitative adjustments for inclusion in such estimate. Detailed information about subsequent adjustments to the model are provided in Note 29.1(d.6).

(vi)
Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected credit losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected credit losses are disclosed in Note 29.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)
Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

(viii)
Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of guarantees. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinanced loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

(j)
Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)
The hedging relationship consists of only hedging instruments and eligible hedged items.
(ii)
At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.
(iii)
The hedging relationship meets all the following hedge effectiveness requirements:

 There is an economic relationship between the hedged item and the hedging instrument.

 The effect of the credit risk does not dominate the value changes that result from that economic relationship.

 The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(k)
Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

(i)
The Group as a lessee -

The Group, as a lessee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

-
Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

-
Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

-
Determination of the lease term for lease contracts with renewal and termination options

The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset).

-
Estimating the incremental borrowing rate

To determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

(ii)
The Group as a lessor –

As of December 31, 2025 and 2024, the Group holds the following types of leases:

-
Financial leases –

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

As of December 31, 2025 and 2024, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

-
Operating leases –

Leases in which the Group does not substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises.

Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as principal party.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(l)
Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as "Other accounts payable" in the item "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position. Expenses are provisioned monthly regardless of the customer’s redemption of products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption "Administrative expenses" of the consolidated statement of income.

(m)
Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group's role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent.

(n)
Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier).

Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Transfers to or from investment property are made only when a change in the asset’s use exists. If a component of property, furniture and equipment is transferred to an investment property, the Group transfers the net cost of the fixed asset to the caption investment property and subsequently said asset shall be measured at fair value. In the case of a transfer from an investment property to the caption property, furniture and equipment, the reclassified amount corresponds to the fair value of the asset at the date of usage change.

During 2025, the Group transferred a floor from caption "Investment property", part of the "Orquideas," building located in San Isidro, Lima, to caption "Property, furniture and equipment", for S/5,000,000. It also transferred a property, located in Ate, Lima, from caption "Property, furniture and equipment" to caption "Investment property", for S/276,000. This property was fully depreciated at the time of transfer. During 2023, the Group transferred two floors from caption “Investment property” part of the “Orquideas” building, located in San Isidro, Lima, to caption “Property, furniture and equipment” for S/16,177,000. Additionally, the Group transferred another floor from caption “Property, furniture and equipment “part of the “Orquideas” building, located in San Isidro, Lima, to caption “Investment property”, for S/3,984,000.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

(o)
Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(p)
Intangible assets with finite or indefinite useful lives -

Intangible assets with finite or indefinite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position. Intangibles assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Intangibles assets with finite useful lives include costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between four and five years; see Note 9.

Intangibles assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be sustainable. If not, the charge in useful life from indefinite to finite is made on a prospective basis.

(q)
Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If from the reassessment still results in an excess of fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquirer are assigned to those units.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Where the goodwill has been allocated to the CGU and part of the operation within that unit is disposed of, the goodwill associated to the disposed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.

Goodwill, recorded by the Group; see Note 9(b and c), arises from the acquisition of Izipay, allocated to the CGUs composed of Izipay and Interbank and; Seguros Sura allocated to the CGU of the insurance business unit.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(r)
Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 "Business Combinations". The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS Accounting Standards. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2025 and 2024, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(s)
Impairment of non-financial assets -

Property, furniture and equipment, right-of-use assets and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

Intangible assets with indefinite useful lives, including goodwill, are tested for impairment annually to determine if circumstances indicate that the value of the recoverable amount of the asset or a CGU (or group of CGUs) is greater than its carrying amount or recognize an impairment loss. Impairment losses relating to goodwill cannot be reversed in future periods.

(t)
Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(u)
Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(v)
Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(w)
Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

 On the principal market for the asset or liability; or

 In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

When possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price on an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs, and the use of discount rates).

Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy described below:

 Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

 Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.

 Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(x)
Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that are in force; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the tax deferred asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

(y)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 27.

(z)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 31.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(aa)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2025 and 2024, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ab)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019. Capital surplus is presented net of expenses incurred in the issuance of shares.

(ac)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(ad)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ae)	Interest Rate Benchmark Reform -

In recent years, global regulators decided to gradually eliminate LIBOR rates and replace them by an alternative interest rate (risk-free rates). During 2023, the Group managed the transition of all its contracts exposed to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR). Regarding other interest rate benchmarks, such as EURIBOR, the financial instruments subject to said rate will not need to perform a transition since the rates comply with the strict regulating requirements to qualify as interest rate benchmark.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The exposures that were migrated to other benchmarks included, as mentioned before, commercial loan contracts, liability positions, and derivatives. In the case of commercial loans and liability positions (bonds issued) the new conditions of migration to other benchmark were negotiated or the already existing fallback clauses in the contracts were applied. In the case of derivatives agreed under the framework of the International Swaps and Derivatives Association (ISDA), Interbank signed the ISDA Protocol, which allowed the migration to new benchmarks to follow the standard process defined by said protocol. In the case of derivative contracts agreed outside the ISDA framework, mainly domestic contracts, the transition to the new SOFR benchmark was negotiated one by one.

Also, regarding the derivatives valuation, since June 2023, said valuations ceased to refer to the LIBOR benchmark and became being valued under SOFR rates or equivalents.

Regarding the new exposures, since the beginning of 2023, all new contracts refer to liquid standard risk-free rates (SOFR or similar) or are fixed rates, so that no new exposures are generated on the basis of LIBOR rates.

(af)	Subsequent events -

Subsequent events are events that occur between the period end date and the date the financial statements are authorized for issue. They may be adjusting or non-adjusting, depending on whether they provide evidence of conditions existing at the end of the period or of situations that arose subsequently. If they are adjusting, they are included in the consolidated financial statements; otherwise, if they are non-adjusting, they are disclosed in the Notes to the consolidated financial statements, see Note 32.

(ag)	Financial statements as of December 31, 2024 and 2023 -

When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year.

3.5.
Standards issued but not yet effective -

Following is the description of the new standards and interpretations, as well as the amendments that have been issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group plans to apply these standards and interpretations, as applicable, when they become effective:

- IFRS 18 “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of Financial Statements”.

IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes to the financial statements.

In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows”, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary consolidated financial statements and notes to the consolidated financial statements. The initial expected material impacts on Gorup’s financial statements are, as follows:

•
Rental income, change in fair value from investment properties and share of profit or an associate and a joint venture will be classified in the investing category within the statement of profit or loss.
•
Foreign exchange differences will be classified in the category where the related income and expense form the item giving rising to the foreign exchange difference.
•
New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature if expenses are presented by function in the operating category of the statement of profit or loss; and (c) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
•
Interest received and interest paid will be classified in the operating activities on the statement of cash flows.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
IFRS 19 “Subsidiaries without Public Accountability”: Disclosures

This standard allows eligible entities that apply full IFRS but do not have public accountability to use a simplified disclosure regime in their individual financial statements. To be eligible, at the end of the reporting period, an entity: (i) must be a subsidiary as defined in IFRS 10 “Consolidated Financial Statements”; (ii) cannot have public accountability; and (iii) must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. As the equity instruments of the Group are publicly traded, it is not eligible to elect to apply IFRS 19.

-
Classification and measurement of financial instruments - Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments include:

•
A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date
•
Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•
Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments
•
The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The amendments will be effective for annual reporting periods beginning on 1 January 2026 with early adoption for classification of financial assets and related disclosures only. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•
Annual improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statements of Cash Flows”.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

3.6.
Material accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group's accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill and indefinite-lived intangibles, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

4.
Cash and due from banks and inter-bank funds
(a)
The detail of cash and due from banks is as follows:

	2025	2024
	S/(000)	S/(000)
Cash and clearing (b)	2,348,756	2,853,187
Deposits in the BCRP (b)	8,490,566	7,333,818
Deposits in banks (c)	1,508,621	1,790,361
Total cash and cash equivalent	12,347,943	11,977,366
Accrued interest	12,096	18,094
Restricted funds (d)	1,675,910	619,766
Total	14,035,949	12,615,226

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2025	2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,149,956	5,969,218
Cash in vaults	2,056,545	2,644,386
Subtotal legal reserve	8,206,501	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	1,580,610	564,600
Term deposits in BCRP (***)	760,000	800,000
Cash and clearing	292,157	208,548
Subtotal non-mandatory reserve	2,632,767	1,573,148
Cash balances not subject to legal reserve	54	253
Total	10,839,322	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of December 31, 2025 and 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.25 and 3.90 percent, respectively.

During the years 2025, 2024 and 2023, the Group recognized income for interest related to the excess of the legal reserve, which amounted to S/161,596,000, S/202,637,000 and S/194,446,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2025, corresponds to an overnight deposit in foreign currency for US$470,000,000 (approximately equivalent to S/1,580,610,000), with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 3.57 percent (as of December 31, 2024, it corresponded to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

During the years 2025, 2024 and 2023, the Group recognized income for interest on overnight deposits, which amounted to S/87,321,000, S/66,989,000 and S/68,850,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(***) As of December 31, 2025, corresponds to one overnight deposit in local currency, with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 4.00 percent (as of December 31, 2024, corresponded to five overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an annual interest rate between 4.80 and 4.85 percent).

During the years 2025, 2024 and 2023, the Group recognized interest on time deposits, which amounted to S/14,939,000, S/52,245,000 and S/36,960,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(c)
Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
The Group maintains restricted funds related to:

	2025	2024
	S/(000)	S/(000)
Inter-bank transfers (*)	1,142,857	596,648
Repurchase agreements with the BCRP (**)	438,436	-
Derivative financial instruments, Note 10(b)(i) and Note 29.1(g.2)	93,021	21,568
Others	1,596	1,550
Total	1,675,910	619,766

(*) Funds held at BCRP to transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**) As of December 31, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity, see Note 12(b).

(e)
Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2025, Inter-bank funds assets accrue interest at an annual rate between 4.25 and 4.30 percent in local currency (annual rate of 5.00 percent in local currency for Inter-bank funds assets, as of December 31, 2024); and do not have specific guarantees.

As of December 31, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency.

5.
Financial investments
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,299,397	20,377,805
Investments at amortized cost (d)	3,883,579	3,784,912
Investments at fair value through profit or loss (e)	1,965,991	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	556,149	458,268
Total financial investments	27,705,116	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	363,254	347,087
Investments at amortized cost (d)	105,436	113,286
Total	28,173,806	26,857,925

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2025	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,667,248	213,688	(679,257)	9,201,679	Jan-26 / Feb-97	3.09	41.26	3.23	18.64
Sovereign Bonds of the Republic of Peru (**)	8,855,018	183,759	(128,769)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	5,424	(7,727)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	11,098	(1,062)	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Negotiable Certificates of Deposit from financial institutions	1,969	2	—	1,971	Apr-26	5.03	5.03	—	—
Total	21,706,152	414,319	(821,074)	21,299,397
Accrued interest				363,254
Total				21,662,651

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2024	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru (**)	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	—	—
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	—	—	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	—	—	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	—	—	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(*) As of December 31, 2025 and 2024, Inteligo Bank holds corporate bonds from several entities for approximately S/367,151,000 and S/410,509,000, respectively, which guarantee loans with BMO Capital Markets Corp. and Bank J. Safra Sarasin, see Note 12(d).

(**) As of December 31, 2025 and 2024, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/975,609,000 and S/1,027,038,000, respectively, which guarantee loans with foreign banks, see Note 12(d).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2025 and 2024. The amounts presented do not consider impairment.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	2,888,817	—	—	2,888,817	2,946,070	—	—	2,946,070
Standard grade	17,904,622	424,143	—	18,328,765	16,385,685	823,057	—	17,208,742
Sub-standard grade	—	4,258	77,557	81,815	—	222,993	—	222,993
Impaired
Individual	—	—	—	—	—	—	—	-
Total	20,793,439	428,401	77,557	21,299,397	19,331,755	1,046,050	—	20,377,805

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2025
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	19,331,755	1,046,050	—	20,377,805
New originated or purchased assets	5,527,693	—	—	5,527,693
Assets matured or derecognized (excluding write-offs)	(4,013,469)	(164,020)	(46,364)	(4,223,853)
Change in fair value	416,120	(51,589)	(201,569)	162,962
Transfers to Stage 1	78,049	(78,049)	—	—
Transfers to Stage 2	(2,945)	2,945	—	—
Transfers to Stage 3	—	(325,490)	325,490	—
Write-offs	—	—	—	—
Foreign exchange effect	(543,764)	(1,446)	—	(545,210)
End of year balances	20,793,439	428,401	77,557	21,299,397

	2025
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,383	85,707	—	95,090
New originated or purchased assets	2,140	—	—	2,140
Assets matured or derecognized (excluding write-offs)	(1,977)	(1,229)	—	(3,206)
Transfers to Stage 1	3,371	(3,371)	—	—
Transfers to Stage 2	(7)	7	—	—
Transfers to Stage 3	—	(65,103)	65,103	—
Effect on the expected credit loss due to the change of the stage during the year	(2,935)	58	267,100	264,223
Others (*)	(1,209)	1,813	—	604
Write-offs	(26)	(1,486)	(70,028)	(71,540)
Foreign exchange effect	(80)	(88)	(1)	(169)
Expected credit loss at the end of the period	8,660	16,308	262,174	287,142

(*) Corresponds mainly to the effects on the expected loss due to changes in investment ratings that do not necessarily have resulted in stage transfers during the year.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2024
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	20,160,308	750,179	1,697	20,912,184
New originated or purchased assets	4,916,977	—	—	4,916,977
Assets matured or derecognized (excluding write-offs)	(5,166,123)	(101,294)	(1,718)	(5,269,135)
Change in fair value	(218,924)	(28,365)	—	(247,289)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(425,221)	425,221	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	64,738	309	21	65,068
End of year balances	19,331,755	1,046,050	—	20,377,805

	2024
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,877	37,987	13,182	61,046
New originated or purchased assets	1,095	—	—	1,095
Assets matured or derecognized (excluding write-offs)	(851)	(2,808)	(256)	(3,915)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(1,053)	1,053	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	8,958	—	8,958
Others (*)	457	40,926	—	41,383
Write-offs	—	—	(13,043)	(13,043)
Foreign exchange effect	(142)	(409)	117	(434)
Expected credit loss at the end of the period	9,383	85,707	—	95,090

(*) Corresponds mainly to the effects on the expected loss due to changes in investment ratings that do not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, for the years 2025 and 2024; it has not been necessary to perform a subsequent adjustment to the model through expert judgment, as the most significant investments are permanently evaluated by local and international risk rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on specific situation of issuers.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/263,761,000, S/47,521,000 and S/7,500,000 during the year 2025, 2024 and 2023, which are presented in the caption “Loss to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest for an amount of S/97,662,000 (as of December 31, 2024, corresponded to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest for an amount of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2025 and 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/4,026,559,000 and S/3,775,935,000, respectively.

Additionally, as of December 31, 2025, term deposits mainly issued in local currency are held, for an amount of S/140,840,000, including accrued interest amounting to S/7,774,000 (as of December 31, 2024, term deposits mainly issued in local currency were held, for an amount of S/98,658,000, included accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of December 31, 2025, the maturity of these investments fluctuates between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and their fair value amounts to approximately S/140,840,000 (as of December 31, 2024, the maturity of these investments fluctuated between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and a fair value amounted to approximately S/98,658,000).

During the years 2024 and 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during year 2024, Interbank took part of these public offering and sold to the Government of the Republic of Peru, sovereign bonds classified as investments at amortized cost for approximately S/630,749,000, generating a gain amounting to S/866,000 (during year 2023, Interbank sold S/482,632,000, generating a loss amounting to S/490,000), which was recorded in the caption “Net gain (loss) on sale of financial investments” of the consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost (during year 2023, purchased S/488,127,000 and classified them as investments at amortized cost). In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of December 31, 2025 and 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,436,030,000 and S/1,861,524,000, respectively, see Note 12(b).

As of December 31, 2025 and 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/424,005,000 and S/435,242,000, respectively; see Note 12(d).

(e)
The composition of financial instruments at fair value through profit or loss is as follows:

	2025	2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,726,722	1,396,582
Listed shares	72,091	202,054
Non-listed shares	162,386	154,856
Debt instruments
Corporate, leasing and subordinated bonds	4,090	2,172
Sovereign Bonds of the Republic of Peru	702	8,538
Sovereign Bonds issued by foreign governments	—	2,431
Negotiable Certificates of Deposits issued by the BCRP	—	9,934
Total	1,965,991	1,776,567

As of December 31, 2025 and 2024, investments at fair value through profit or loss include investments held for trading for approximately S/163,645,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,802,346,000 and S/1,623,812,000, respectively.

During the years 2025, 2024 and 2023, the Group recognized gains for S/303,906,000, gains for S/95,783,000 and losses for S/53,134,000, respectively, from valuation of instruments at fair value through profit or loss , which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

During the years 2025, 2024 and 2023, the Group has received dividends from these investments for approximately S/20,518,000, S/12,084,000 and S/8,838,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

(f)
The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2025	2024
	S/(000)	S/(000)
Listed shares (g)	522,380	420,474
Non-listed shares	33,769	37,794
Total	556,149	458,268

As of December 31, 2025 and 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

During the years 2025, 2024 and 2023, the Group received dividends from these investments for approximately S/56,258,000, S/37,312,000 and S/33,941,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” in the consolidated statement of income, see Note 19.

(g)
During the year 2025, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/28,471,000 generating total losses for approximately S/1,769,000 (in 2024, the sales amounted to S/40,591,000, generating total losses for approximately S/53,737,000; in 2023, the sales amounted to S/80,372,000, generating total gains for approximately S/33,433,000). In accordance with IFRS 9 and considering the classification of this investment said gains or losses were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2025 and 2024 classified by contractual maturity (without including accrued interest or future interest):

	2025		2024
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,954,844	60,408	1,973,030	52,301
From 3 months to 1 year	1,917,043	456,199	528,185	11,413
From 1 to 3 years	620,124	147,236	2,431,310	422,956
From 3 to 5 years	1,234,166	181,190	2,205,297	327,432
From 5 years onwards	15,573,220	3,038,546	13,239,983	2,970,810
Equity instruments (without maturity)	556,149	—	458,268	—
Total	21,855,546	3,883,579	20,836,073	3,784,912

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i)
Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9. As of December 31, 2025 and 2024:

	2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,660,521	—	—	12,660,521
Corporate, leasing and subordinated bonds	8,695,720	428,402	77,557	9,201,679
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Term deposits	133,066	—	—	133,066
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Negotiable Certificates of Deposit from financial institutions	1,971	—	—	1,971
Total	24,677,017	428,402	77,557	25,182,976

	2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Term deposits	86,515	—	—	86,515
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Total	23,116,667	1,046,050	—	24,162,717

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

6.
Loan, net
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Direct loans
Loans (*)	39,573,400	38,456,682
Credit cards and other loans (**)	5,564,477	5,386,427
Discounted notes	1,704,520	1,706,886
Leasing	1,983,607	1,584,357
Factoring	1,273,562	1,410,968
Advances and overdrafts	32,078	101,848
Refinanced loans	467,669	449,438
Past due and under legal collection loans	1,230,619	1,318,758
	51,829,932	50,415,364
Plus (minus)
Accrued interest from performing loans (f)	544,571	569,384
Unearned interest and interest collected in advance	(13,311)	(25,133)
Impairment allowance for loans (d)	(1,591,042)	(1,730,167)
Total direct loans, net	50,770,150	49,229,448
Indirect loans, Note 18(a)	5,567,722	5,068,694

(*) As of December 31, 2024, Interbank maintained repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounted to S/123,772,000, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**) As of December 31, 2025 and 2024, it includes non-revolving consumer loans for approximately S/2,648,176,000 and S/2,666,284,000, respectively.

(b)
The classification of the direct loan portfolio is as follows:

	2025	2024
	S/(000)	S/(000)
Commercial loans (c.1)	22,897,732	22,770,495
Consumer loans (c.1)	15,248,665	15,036,411
Mortgage loans (c.1)	11,400,784	10,571,300
Small and micro-business loans (c.1)	2,282,751	2,037,158
Total	51,829,932	50,415,364

As explained in further detail in Note 29.1, for purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Business Banking (loans to small and micro-business).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2025 and 2024. The amounts presented do not consider impairment.

	2025				2024
Direct loans, (c.1) and Note 29(d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	34,551,825	165,769	—	34,717,594	32,184,807	340,472	—	32,525,279
Standard grade	7,309,766	1,331,109	—	8,640,875	8,332,692	1,513,955	—	9,846,647
Sub-standard grade	3,499,980	1,677,609	—	5,177,589	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	1,234,628	903,889	—	2,138,517	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	1,132,429	1,132,429	—	—	1,224,479	1,224,479
Total direct loans	46,596,199	4,078,376	1,155,357	51,829,932	44,558,064	4,609,607	1,247,693	50,415,364

	2025				2024
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,488,080	126,184	—	3,614,264	3,434,095	31,240	—	3,465,335
Standard grade	841,497	243,410	—	1,084,907	1,055,740	118,821	—	1,174,561
Sub-standard grade	683,009	168,619	—	851,628	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,182	6,182	—	—	6,181	6,181
Collectively	—	—	10,741	10,741	—	—	17,767	17,767
Total indirect loans	5,012,586	538,213	16,923	5,567,722	4,762,187	282,559	23,948	5,068,694

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2025				2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,679,767	124,088	—	12,803,855	11,636,968	290,927	—	11,927,895
Standard grade	4,979,506	1,005,364	—	5,984,870	6,274,653	1,024,426	—	7,299,079
Sub-standard grade	2,544,331	479,201	—	3,023,532	1,749,950	356,019	—	2,105,969
Past due but not impaired	582,186	222,031	—	804,217	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	258,330	258,330	—	—	299,250	299,250
Total direct loans	20,785,790	1,830,684	281,258	22,897,732	20,431,597	2,016,434	322,464	22,770,495

	2025				2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,610,675	16,887	—	11,627,562	10,914,268	28,813	—	10,943,081
Standard grade	963,916	183,453	—	1,147,369	1,210,504	320,220	—	1,530,724
Sub-standard grade	676,148	798,920	—	1,475,068	593,507	765,324	—	1,358,831
Past due but not impaired	140,200	386,405	—	526,605	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	472,061	472,061	—	—	514,691	514,691
Total direct loans	13,390,939	1,385,665	472,061	15,248,665	12,899,027	1,622,693	514,691	15,036,411

	2025				2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,092,721	24,178	—	9,116,899	8,407,045	20,165	—	8,427,210
Standard grade	611,790	7,361	—	619,151	528,923	3,714	—	532,637
Sub-standard grade	251,017	364,017	—	615,034	318,802	400,671	—	719,473
Past due but not impaired	455,704	246,961	—	702,665	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	347,035	347,035	—	—	325,095	325,095
Total direct loans	10,411,232	642,517	347,035	11,400,784	9,577,118	669,087	325,095	10,571,300

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025				2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,168,662	616	—	1,169,278	1,226,526	567	—	1,227,093
Standard grade	754,554	134,931	—	889,485	318,612	165,595	—	484,207
Sub-standard grade	28,484	35,471	—	63,955	42,753	60,387	—	103,140
Past due but not impaired	56,538	48,492	—	105,030	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	55,003	55,003	—	—	85,443	85,443
Total direct loans	2,008,238	219,510	55,003	2,282,751	1,650,322	301,393	85,443	2,037,158

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	2025				2024
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	44,558,064	4,609,607	1,247,693	50,415,364	41,248,010	5,490,460	1,510,688	48,249,158
New originated or purchased assets	26,171,677	—	—	26,171,677	24,385,615	—	—	24,385,615
Assets matured or derecognized (excluding write-offs)	(17,288,146)	(1,691,470)	(105,892)	(19,085,508)	(14,540,979)	(1,529,947)	(74,309)	(16,145,235)
Transfers to Stage 1	942,375	(941,739)	(636)	—	1,191,935	(1,190,305)	(1,630)	—
Transfers to Stage 2	(3,121,023)	3,157,251	(36,228)	—	(3,580,445)	3,607,482	(27,037)	—
Transfers to Stage 3	(510,401)	(574,385)	1,084,786	—	(1,051,604)	(1,294,253)	2,345,857	—
Write-offs	—	—	(1,355,464)	(1,355,464)	—	—	(2,405,564)	(2,405,564)
Others (*)	(3,876,089)	(467,120)	327,031	(4,016,178)	(3,181,151)	(481,308)	(103,405)	(3,765,864)
Foreign exchange effect	(280,258)	(13,768)	(5,933)	(299,959)	86,683	7,478	3,093	97,254
End of year balances	46,596,199	4,078,376	1,155,357	51,829,932	44,558,064	4,609,607	1,247,693	50,415,364

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025				2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	310,309	—	—	310,309	345,800	—	—	345,800
Assets matured or derecognized (excluding write-offs)	(116,779)	(99,816)	(34,928)	(251,523)	(117,510)	(63,854)	(24,285)	(205,649)
Transfers to Stage 1	97,781	(97,304)	(477)	—	115,241	(114,022)	(1,219)	—
Transfers to Stage 2	(129,357)	136,890	(7,533)	—	(142,315)	149,763	(7,448)	—
Transfers to Stage 3	(43,195)	(133,413)	176,608	—	(88,212)	(380,565)	468,777	—
Impact on the expected credit loss for credits that change stage in the year (***)	(84,502)	114,762	776,733	806,993	(98,820)	193,935	1,476,103	1,571,218
Others (**)	(28,053)	(18,045)	318,899	272,801	(120,334)	(52,823)	185,680	12,523
Total	6,204	(96,926)	1,229,302	1,138,580	(106,150)	(267,566)	2,097,608	1,723,892
Write-offs	—	—	(1,424,484)	(1,424,484)	—	—	(2,524,919)	(2,524,919)
Recovery of written–off loans	—	—	158,309	158,309	—	—	179,683	179,683
Foreign exchange effect	(594)	(1,042)	(9,894)	(11,530)	232	290	1,564	2,086
Expected credit loss at the end of year balances	444,934	468,668	677,440	1,591,042	439,324	566,636	724,207	1,730,167

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) Corresponds to the expected credit losses for the period that mainly arise to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***) During 2025 and 2024, the Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score, respectively, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2025				2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	15,998	—	—	15,998	35,739	—	—	35,739
Assets derecognized or matured (excluding write-offs)	(12,436)	(15,076)	(5,456)	(32,968)	(27,765)	(18,765)	(4,083)	(50,613)
Transfers to Stage 1	3,401	(3,401)	—	—	5,405	(5,405)	—	—
Transfers to Stage 2	(9,071)	9,235	(164)	—	(20,669)	21,431	(762)	—
Transfers to Stage 3	(668)	(1,585)	2,253	—	(2,208)	(14,571)	16,779	—
Impact on the expected credit loss for credits that change stage in the year (**)	(3,310)	(970)	(20,104)	(24,384)	(4,722)	(1,638)	12,108	5,748
Others (*)	(4,151)	(4,805)	88,724	79,768	(20,973)	(9,539)	9,402	(21,110)
Total	(10,237)	(16,602)	65,253	38,414	(35,193)	(28,487)	33,444	(30,236)
Write-offs	—	—	(48,668)	(48,668)	—	—	(78,217)	(78,217)
Recovery of written–off loans	—	—	5,970	5,970	—	—	4,254	4,254
Foreign exchange effect	(537)	(508)	(7,693)	(8,738)	222	175	1,147	1,544
Expected credit loss at end of year	5,866	19,048	137,875	162,789	16,640	36,158	123,013	175,811

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2025 and 2024, the Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score, respectively, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025				2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	259,855	—	—	259,855	219,439	—	—	219,439
Assets derecognized or matured (excluding write-offs)	(86,482)	(68,352)	(11,918)	(166,752)	(75,335)	(38,022)	(8,120)	(121,477)
Transfers to Stage 1	76,844	(76,388)	(456)	—	96,900	(95,895)	(1,005)	—
Transfers to Stage 2	(111,242)	113,341	(2,099)	—	(101,634)	104,024	(2,390)	—
Transfers to Stage 3	(39,809)	(121,804)	161,613	—	(73,066)	(338,289)	411,355	—
Impact on the expected credit loss for credits that change stage in the year (**)	(64,694)	104,535	756,567	796,408	(81,900)	174,052	1,369,154	1,461,306
Others (*)	(36,907)	(10,020)	208,300	161,373	(47,271)	(44,916)	188,121	95,934
Total	(2,435)	(58,688)	1,112,007	1,050,884	(62,867)	(239,046)	1,957,115	1,655,202
Write-offs	—	—	(1,293,275)	(1,293,275)	—	—	(2,310,032)	(2,310,032)
Recovery of written–off loans	—	—	140,034	140,034	—	—	165,081	165,081
Foreign exchange effect	(3)	(378)	(534)	(915)	1	101	119	221
Expected credit loss at end of year	401,302	415,350	452,932	1,269,584	403,740	474,416	494,700	1,372,856

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2025 and 2024, the Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score, respectively, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025				2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,971	—	—	3,971	4,114	—	—	4,114
Assets derecognized or matured (excluding write-offs)	(392)	(2,683)	(9,517)	(12,592)	(429)	(1,689)	(9,267)	(11,385)
Transfers to Stage 1	14,968	(14,968)	—	—	9,983	(9,983)	—	—
Transfers to Stage 2	(1,733)	6,976	(5,243)	—	(2,348)	6,551	(4,203)	—
Transfers to Stage 3	(1,638)	(2,492)	4,130	—	(2,025)	(3,142)	5,167	—
Impact on the expected credit loss for credits that change stage in the year (**)	(14,506)	4,126	9,761	(619)	(9,606)	16,451	15,411	22,256
Others (*)	1,299	(12,441)	7,807	(3,335)	(969)	10,001	(15,977)	(6,945)
Total	1,969	(21,482)	6,938	(12,575)	(1,280)	18,189	(8,869)	8,040
Write-offs	—	—	(3,696)	(3,696)	—	—	(1,755)	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(45)	(91)	(1,557)	(1,693)	9	14	294	317
Expected credit loss at end of year	7,447	22,383	46,006	75,836	5,523	43,956	44,321	93,800

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2025 and 2024, the Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score, respectively, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025				2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,485	—	—	30,485	86,508	—	—	86,508
Assets derecognized or matured (excluding write-offs)	(17,469)	(13,705)	(8,037)	(39,211)	(13,981)	(5,378)	(2,815)	(22,174)
Transfers to Stage 1	2,568	(2,547)	(21)	—	2,953	(2,739)	(214)	—
Transfers to Stage 2	(7,311)	7,338	(27)	—	(17,664)	17,757	(93)	—
Transfers to Stage 3	(1,080)	(7,532)	8,612	—	(10,913)	(24,563)	35,476	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,992)	7,071	30,509	35,588	(2,592)	5,070	79,430	81,908
Others (*)	11,706	9,221	14,068	34,995	(51,121)	(8,369)	4,134	(55,356)
Total	16,907	(154)	45,104	61,857	(6,810)	(18,222)	115,918	90,886
Write-offs	—	—	(78,845)	(78,845)	—	—	(134,915)	(134,915)
Recovery of written–off loans	—	—	12,305	12,305	—	—	10,348	10,348
Foreign exchange effect	(9)	(65)	(110)	(184)	—	—	4	4
Expected credit loss at end of year	30,319	11,887	40,627	82,833	13,421	12,106	62,173	87,700

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2025 and 2024, the Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score, respectively, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2025				2024
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	4,762,187	282,559	23,948	5,068,694	4,024,255	703,425	15,800	4,743,480
New originated or purchased assets	2,508,979	—	—	2,508,979	2,669,212	—	—	2,669,212
Assets derecognized or matured	(1,751,701)	(82,291)	(11,347)	(1,845,339)	(2,044,010)	(332,730)	(882)	(2,377,622)
Transfers to Stage 1	22,223	(22,223)	—	—	172,930	(172,930)	—	—
Transfers to Stage 2	(405,008)	405,391	(383)	—	(100,437)	102,899	(2,462)	—
Transfers to Stage 3	(4,050)	(1,000)	5,050	—	(277)	(10,778)	11,055	—
Others (*)	(76,293)	(42,381)	(342)	(119,016)	23,959	(8,766)	436	15,629
Foreign exchange effect	(43,751)	(1,842)	(3)	(45,596)	16,555	1,439	1	17,995
End of year balances	5,012,586	538,213	16,923	5,567,722	4,762,187	282,559	23,948	5,068,694

	2025				2024
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,663	—	—	1,663	2,110	—	—	2,110
Assets derecognized or matured	(1,218)	(760)	(1,262)	(3,240)	(3,275)	(1,484)	(330)	(5,089)
Transfers to Stage 1	144	(144)	—	—	1,265	(1,265)	—	—
Transfers to Stage 2	(626)	668	(42)	—	(697)	961	(264)	—
Transfers to Stage 3	(154)	(7)	161	—	(229)	(91)	320	—
Impact on the expected credit loss for credits that change stage in the year	(84)	355	369	640	(1,001)	(109)	1,202	92
Others (**)	(376)	(90)	(470)	(936)	(2,155)	294	1,035	(826)
Total	(651)	22	(1,244)	(1,873)	(3,982)	(1,694)	1,963	(3,713)
Foreign exchange effect	(14)	(4)	(2)	(20)	21	5	3	29
Expected credit loss at the end of year balances, Note 10(a)	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)
In Group Management’s opinion, the allowance for loan losses recorded as of December 31, 2025 and 2024, has been established in accordance with IFRS 9; and represents the best estimate of expected credit losses on the loan portfolio.
(f)
During 2025 and 2024, the interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. Notwithstanding the above, Act No. 31143, “Act Protecting Consumers of Financial Services from Usury” established that the BCRP is the entity that determined maximum and minimum interest rates for consumer, small and micro-business loans in financial institutions. As of December 31, 2025, the maximum interest rate for the period between November 2025 and April 2026 is 113.16 percent in national currency and 95.40 percent in foreign currency (the maximum interest rate for the period between November 2024 and April 2025 was 112.98 percent in national currency and 93.86 percent in foreign currency, as of December 31, 2024).
(g)
Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)
The refinanced loans during the 2025 period amounted to approximately S/80,944,000 (S/104,173,000, during the year 2024) which had no significant impact on the consolidated statement of income.

(i)
The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued, interest collected in advance and impairment allowance for loans as of December 31, 2025 and 2024:

	2025	2024
	S/(000)	S/(000)
Outstanding
Within 1 month	5,661,943	4,693,941
Between 1 and 3 months	5,698,338	5,315,685
Between 3 months and 1 year	11,814,257	12,967,405
Between 1 and 5 years	20,476,099	20,000,898
More than 5 years	6,948,676	6,118,677
	50,599,313	49,096,606

Past due and under legal collection loans, see (i.1) -
Up to 4 months	265,127	177,367
Over 4 months	476,146	640,853
Under legal collection	489,346	500,538
	51,829,932	50,415,364

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.1) The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2025	2024
	S/(000)	S/(000)
Commercial loans
Up to 4 months	47,616	33,440
Over 4 months	91,351	84,331
Under legal collection	178,974	217,741
	317,941	335,512

Consumer loans
Up to 4 months	122,786	81,020
Over 4 months	271,162	371,731
Under legal collection	91,066	78,432
	485,014	531,183

Mortgage loans
Up to 4 months	54,040	52,779
Over 4 months	92,371	95,106
Under legal collection	198,527	174,179
	344,938	322,064

Small and micro-business loans
Up to 4 months	40,685	10,128
Over 4 months	21,262	89,685
Under legal collection	20,779	30,186
	82,726	129,999

See credit risk analysis in Note 29.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(k)
The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2025 and 2024, according to the following definitions:

- Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

- Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days, see Note 29(d.4)	4,146,405	381,618	—	—	4,146,405	381,618	4,260,747	450,143	—	—	4,260,747	450,143
90 days	—	—	3,496	3,355	3,496	3,355	—	—	3,060	2,801	3,060	2,801
Maturity longer than:
30 days	470,184	89,318	—	—	470,184	89,318	631,419	118,743	—	—	631,419	118,743
90 days	—	—	1,168,784	682,174	1,168,784	682,174	—	—	1,268,581	730,741	1,268,581	730,741
Total	4,616,589	470,936	1,172,280	685,529	5,788,869	1,156,465	4,892,166	568,886	1,271,641	733,542	6,163,807	1,302,428

(k.1) The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2025 and 2024, for each classification:

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,322,142	20,831	—	—	2,322,142	20,831	2,169,530	36,418	—	—	2,169,530	36,418
90 days	—	—	—	—	—	—	—	—	6	5	6	5
Maturity longer than:
30 days	46,755	485	—	—	46,755	485	129,463	1,990	—	—	129,463	1,990
90 days	—	—	298,181	145,964	298,181	145,964	—	—	346,406	132,343	346,406	132,343
Total	2,368,897	21,316	298,181	145,964	2,667,078	167,280	2,298,993	38,408	346,412	132,348	2,645,405	170,756

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,123,709	334,616	—	—	1,123,709	334,616	1,299,718	369,516	—	—	1,299,718	369,516
90 days	—	—	1,529	1,394	1,529	1,394	—	—	2,581	2,373	2,581	2,373
Maturity longer than:
30 days	261,956	80,734	—	—	261,956	80,734	322,975	104,900	—	—	322,975	104,900
90 days	—	—	470,532	451,538	470,532	451,538	—	—	512,110	492,327	512,110	492,327
Total	1,385,665	415,350	472,061	452,932	1,857,726	868,282	1,622,693	474,416	514,691	494,700	2,137,384	969,116

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	511,549	17,480	—	—	511,549	17,480	539,780	35,542	—	—	539,780	35,542
90 days	—	—	—	—	—	—	—	—	—	—	—	—
Maturity longer than:
30 days	130,968	4,903	—	—	130,968	4,903	129,307	8,414	—	—	129,307	8,414
90 days	—	—	347,035	46,006	347,035	46,006	—	—	325,095	44,321	325,095	44,321
Total	642,517	22,383	347,035	46,006	989,552	68,389	669,087	43,956	325,095	44,321	994,182	88,277

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	189,005	8,691	—	—	189,005	8,691	251,719	8,667	—	—	251,719	8,667
90 days	—	—	1,967	1,961	1,967	1,961	—	—	473	423	473	423
Maturity longer than:
30 days	30,505	3,196	—	—	30,505	3,196	49,674	3,439	—	—	49,674	3,439
90 days	—	—	53,036	38,666	53,036	38,666	—	—	84,970	61,750	84,970	61,750
Total	219,510	11,887	55,003	40,627	274,513	52,514	301,393	12,106	85,443	62,173	386,836	74,279

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(l)
The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2025 and 2024:

	2025
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	13,390,939	1,385,665	472,061	15,248,665	401,302	415,350	452,932	1,269,584	3.0%	30.0%	95.9%	8.3%
Mortgage loans	10,411,232	642,517	347,035	11,400,784	7,447	22,383	46,006	75,836	0.1%	3.5%	13.3%	0.7%
Commerce	388,192	13,889	3,524	405,605	299	209	1,718	2,226	0.1%	1.5%	48.8%	0.5%
Manufacturing	3,293,617	266,258	17,208	3,577,083	3,584	1,846	8,185	13,615	0.1%	0.7%	47.6%	0.4%
Professional, scientific and technical activities	817,365	113,332	7,868	938,565	1,139	500	3,470	5,109	0.1%	0.4%	44.1%	0.5%
Communications, storage and transportation	2,201,491	40,763	16,171	2,258,425	1,937	756	8,702	11,395	0.1%	1.9%	53.8%	0.5%
Agriculture	2,267,553	194,684	10,458	2,472,695	785	1,200	1,817	3,802	0.0%	0.6%	17.4%	0.2%
Electricity, gas, water and oil	139,275	24,452	32,565	196,292	315	193	29,715	30,223	0.2%	0.8%	91.2%	15.4%
Leaseholds and real estate activities	500,125	40,003	1,607	541,735	1,430	911	1,473	3,814	0.3%	2.3%	91.7%	0.7%
Construction and infrastructure	513,303	124,820	15,996	654,119	2,153	1,160	8,876	12,189	0.4%	0.9%	55.5%	1.9%
Others	12,673,107	1,231,993	230,864	14,135,964	24,543	24,160	114,546	163,249	0.2%	2.0%	49.6%	1.2%
Total direct loans	46,596,199	4,078,376	1,155,357	51,829,932	444,934	468,668	677,440	1,591,042	1.0%	11.5%	58.6%	3.1%

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	12,899,027	1,622,693	514,691	15,036,411	403,740	474,416	494,700	1,372,856	3.1%	29.2%	96.1%	9.1%
Mortgage loans	9,577,118	669,087	325,095	10,571,300	5,523	43,956	44,321	93,800	0.1%	6.6%	13.6%	0.9%
Commerce	392,929	12,365	5,073	410,367	242	389	1,807	2,438	0.1%	3.1%	35.6%	0.6%
Manufacturing	3,888,532	228,696	21,788	4,139,016	3,383	2,963	8,490	14,836	0.1%	1.3%	39.0%	0.4%
Professional, scientific and technical activities	583,931	122,359	8,580	714,870	636	715	3,247	4,598	0.1%	0.6%	37.8%	0.6%
Communications, storage and transportation	1,819,460	105,875	20,939	1,946,274	1,253	2,278	6,328	9,859	0.1%	2.2%	30.2%	0.5%
Agriculture	2,239,264	141,792	12,255	2,393,311	1,260	2,480	2,524	6,264	0.1%	1.7%	20.6%	0.3%
Electricity, gas, water and oil	101,903	20,289	35,649	157,841	364	396	28,281	29,041	0.4%	2.0%	79.3%	18.4%
Leaseholds and real estate activities	398,882	46,199	3,758	448,839	1,137	1,523	2,957	5,617	0.3%	3.3%	78.7%	1.3%
Construction and infrastructure	632,424	118,719	21,022	772,165	1,763	1,675	10,446	13,884	0.3%	1.4%	49.7%	1.8%
Others	12,024,594	1,521,533	278,843	13,824,970	20,023	35,845	121,106	176,974	0.2%	2.4%	43.4%	1.3%
Total direct loans	44,558,064	4,609,607	1,247,693	50,415,364	439,324	566,636	724,207	1,730,167	1.0%	12.3%	58.0%	3.4%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(m)
The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2025 and 2024:

	2025
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	558,588	22,631	—	581,219	557	117	—	674	0.1%	0.5%	0.0%	0.1%
Manufacturing	808,284	35,415	—	843,699	263	69	—	332	0.0%	0.2%	0.0%	0.0%
Professional, scientific and technical activities	25,746	3,889	—	29,635	12	32	—	44	0.0%	0.8%	0.0%	0.1%
Communications, storage and transportation	346,362	52,179	—	398,541	136	54	—	190	0.0%	0.1%	0.0%	0.0%
Agriculture	42,158	37	—	42,195	10	—	—	10	0.0%	0.0%	0.0%	0.0%
Electricity, gas, water and oil	118,498	47,678	8,603	174,779	44	259	6,184	6,487	0.0%	0.5%	71.9%	3.7%
Leaseholds and real estate activities	60,064	66,496	—	126,560	28	245	—	273	0.0%	0.4%	0.0%	0.2%
Construction and infrastructure	102,925	13,685	—	116,610	33	252	—	285	0.0%	1.8%	0.0%	0.2%
Others	2,949,961	296,203	8,320	3,254,484	915	1,240	1,905	4,060	0.0%	0.4%	22.9%	0.1%
Total indirect loans	5,012,586	538,213	16,923	5,567,722	1,998	2,268	8,089	12,355	0.0%	0.4%	47.8%	0.2%

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	406,317	23,200	—	429,517	70	11	—	81	0.0%	0.0%	0.0%	0.0%
Manufacturing	825,853	6,734	—	832,587	185	61	—	246	0.0%	0.9%	0.0%	0.0%
Professional, scientific and technical activities	42,476	1,410	—	43,886	50	42	—	92	0.1%	3.0%	0.0%	0.2%
Communications, storage and transportation	547,328	2,209	54	549,591	323	15	45	383	0.1%	0.7%	83.3%	0.1%
Agriculture	13,890	37	—	13,927	16	1	—	17	0.1%	2.7%	0.0%	0.1%
Electricity, gas, water and oil	169,810	16,495	8,474	194,779	409	208	6,819	7,436	0.2%	1.3%	80.5%	3.8%
Leaseholds and real estate activities	90,609	45,051	—	135,660	88	118	—	206	0.1%	0.3%	0.0%	0.2%
Construction and infrastructure	114,457	10,194	—	124,651	45	100	—	145	0.0%	1.0%	0.0%	0.1%
Others	2,551,447	177,229	15,420	2,744,096	1,477	1,694	2,471	5,642	0.1%	1.0%	16.0%	0.2%
Total indirect loans	4,762,187	282,559	23,948	5,068,694	2,663	2,250	9,335	14,248	0.1%	0.8%	39.0%	0.3%

During the years 2025, 2024 and 2023, the Group applied its expert judgment, which led to incur in a higher provision for expected losses, see Note 29.1(d.6).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

7.
Investment property
(a)
This caption is made up as follows:

	2025	2024	Acquisition or construction year	Valuation methodology (f) 2025 / 2024
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	282,247	279,775	2009	Appraisal
Pardo (Vivanda) (d)	127,278	68,200	2021	Appraisal / Cost
San Martín de Porres – Lima	86,084	80,389	2015	Appraisal
Nuevo Chimbote	38,133	37,382	2021	Appraisal
Ate Vitarte – Lima	33,621	32,195	2006	Appraisal
Santa Clara – Lima	28,907	28,613	2017	Appraisal
Others	34,456	33,982	-	Appraisal / Cost
	630,726	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	27,063	26,720	2015	DCF
Buildings (i)
Orquídeas - San Isidro - Lima, Note 3.4(o)	160,093	150,718	2017	DCF
Ate Vitarte – Lima	155,275	133,768	2006	DCF
Chorrillos – Lima	110,166	95,849	2017	DCF
Piura	105,108	94,907	2020	DCF
Paseo del Bosque	100,392	100,023	2021	DCF
Chimbote	55,577	48,690	2015	DCF
Maestro – Huancayo	40,309	35,004	2017	DCF
Cuzco	35,895	29,843	2017	DCF
Panorama – Lima	25,886	22,474	2016	DCF
Others	94,125	83,256	-	DCF / Appraisal
	882,826	794,532

Total	1,540,615	1,381,788

DCF: Discounted cash flow

(i) Financial assets classified by the Group as Level 3. During 2025 and 2024, there were no transfers between levels of hierarchy, see Note 3.4(w).

(ii) As of December 31, 2025 and 2024, there are no liens on investment property.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
The net gain on investment properties as of December 31, 2025, 2024 and 2023, consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Gain on valuation of investment property	101,104	60,260	7,111
Income from rental of investment property	81,484	71,080	65,961
Loss on sale (e)	-	(3,176)	-
Total	182,588	128,164	73,072

(c)
The movement of investment property for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,381,788	1,298,892	1,287,717
Additions (d)	62,723	61,812	16,903
Sales (e)	-	(39,176)	-
Valuation gain	101,104	60,260	7,111
Net transfers, Note 3.4(n)	(5,000)	-	(12,839)
End of year balances	1,540,615	1,381,788	1,298,892

(d)
During 2025 and 2024, the main additions correspond to disbursements associated with the “Pardo (Vivanda)” building, which was purchased in its entirety from a related party, in cash.

(e)
During 2024, Interseguro sold, for cash and at market value, a land located in Piura to a related entity. The loss generated by this sale amounted to S/3,176,000, and was recorded in the caption “Net gain from investment properties” in the consolidated income statement.

(f)
Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions.

The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the main lands, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	4,505	8,098	5,722
Miraflores – Lima	4,540	5,318	5,041
San Martin de Porres – Lima	1,247	1,561	1,402
Ate Vitarte - Lima	1,200	1,648	1,428

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2025 and 2024:

-
ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent under to which the space could be rent under the market conditions prevailing at the valuation date.

-
Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

-
Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

-
Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

-
Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2025	2024
Average ERV	US$164.9	US$144.3
Long-term inflation	2.7%	3.0%
Long-term occupancy rate	97.5%	97.5%
Average growth rate of rental income	2.4%	2.5%
Average NOI margin	94.4%	93.6%
Discount rate	8.4%	9.3%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2025	2024
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	22,842	3,839
Decrease	-0.25%	(21,966)	(3,837)
Long-term inflation (basis) -
Increase	+0.25%	20,633	15,836
Decrease	-0.25%	(19,874)	(15,404)
Discount rate (basis) -
Increase	+0.5%	(70,400)	(56,868)
Decrease	-0.5%	83,611	66,193

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)
Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

	2025	2024
Year	S/(000)	S/(000)
Within 1 year	73,351	72,831
After 1 year but not more than 5 years	221,826	249,668
Over 5 years	653,610	750,179
Total	948,787	1,072,678

The minimum rental income is computed considering a period between 20 and 25 years as of December 31, 2025 (between 20 and 26 years as of December 31, 2024).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

8.
Property, furniture and equipment, net
(a)
The movement of property, furniture and equipment and depreciation for the years ended December 31, 2025, 2024 and 2023, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in- progress	Buildings and facilities	Furniture and equipment	Total 2025	Total 2024	Total 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	111,594	617,276	919,197	1,548	36,340	371,986	15,797	2,073,738	1,992,426	1,864,977
Additions (d)	116,909	14,576	125,796	—	44,154	48,851	906	351,192	210,579	183,546
Transfers	—	19,871	8,404	—	(28,275)	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	1,291	3,433	—	—	—	—	—	4,724	—	12,193
Disposals, write-offs, sales and others (e)	(880)	(6,176)	(33,621)	(248)	(563)	(22,492)	(341)	(64,321)	(129,267)	(68,290)
Balance as of December 31	228,914	648,980	1,019,776	1,300	51,656	398,345	16,362	2,365,333	2,073,738	1,992,426
Depreciation
Balance as of January 1	—	(329,538)	(680,946)	(978)	—	(232,123)	(15,721)	(1,259,306)	(1,187,594)	(1,073,545)
Depreciation of the year	—	(20,828)	(121,589)	(189)	—	(46,865)	(348)	(189,819)	(158,756)	(156,023)
Transfer to (from) investment property, Note 3.4(n)	—	276	—	—	—	—	—	276	—	—
Disposals, write-offs, sales and others (e)	—	2,627	29,870	216	—	17,756	340	50,809	87,044	41,974
Balance as of December 31	—	(347,463)	(772,665)	(951)	—	(261,232)	(15,729)	(1,398,040)	(1,259,306)	(1,187,594)

Net book value	228,914	301,517	247,111	349	51,656	137,113	633	967,293	814,432	804,832
(b)
Financial entities in Peru are prohibited from pledging their fixed assets.
(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2025, 2024 and 2023.
(d)
It corresponds to the acquisition of 100 percent of shares and rights about a property located in the city of Lima. The purchase was made in November 2025 from an unrelated third party for approximately US$34,683,000, equivalent to S/116,909,000.
(e)
For year 2025, it includes the sale of diverse properties to third parties, for S/1,162,000 and US$680,000 (equivalent to approximately S/2,298,000), with a total net disposal cost of S/1,382,000. The profit generated from these sales amounted to S/2,078,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income” in the consolidated statement of income; see Note 21.

For year 2024, it includes the sale of diverse properties to third parties, for US$12,090,000 (equivalent to approximately S/45,462,000), with a net disposal cost of S/32,583,000. The profit generated from these sales amounted to S/12,879,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income” in the consolidated statement of income; see Note 21.

For year 2023, it includes the sale of a property to a third party, for US$8,552,000 (equivalent to approximately S/32,667,000), with a net disposal cost of S/17,367,000. The profit generated from the sale amounted to S/15,300,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income and” in the consolidated statement of income; see Note 21.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f) The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”); see Note 10(a) and the movement of the year:

	2025	2024
	S/(000)	S/(000)
As of January 1	143,803	90,513
Additions	50,438	105,860
Interest expenses, Note 19(a)	9,545	7,627
Disposals	(4,831)	(4,908)
Exchange differences	(605)	102
Payments	(54,105)	(55,391)
As of December 31	144,245	143,803

As of December 31, 2025 and 2024, the amortization schedule of these obligations is as follows:

	2025	2024
	S/(000)	S/(000)
2025	—	35,544
2026	38,259	33,011
2027	30,265	23,621
2028	24,406	19,472
2029 onwards	51,315	32,155
Total	144,245	143,803

The following table shows the amounts recognized in the consolidated statement of income:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	47,213	47,819	49,305
Interest expenses of lease liabilities, Note 19(a)	9,545	7,627	5,562
Short-term lease expenses and low value assets, see Note 24(c)	5,229	5,317	9,643
Total amount recognized in the consolidated statement of income	61,987	60,763	64,510

During year 2025, the Group paid leases for approximately S/83,054,000 (S/82,644,000 during year 2024).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

9.
Intangible and goodwill, net
(a)
Intangible

The movement of intangible assets and amortization for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025								2024	2023
Description	Software	Software development	Relationship with clients	Brand	Database	Other intangible	Goodwill (b and c)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,870,385	168,991	110,042	82,546	97,016	179,471	669,075	3,177,526	2,975,032	2,698,486
Additions	138,363	78,010	—	—	—	5,594	—	221,967	245,334	280,388
Transfers	62,204	(61,003)	—	—	—	(1,201)	—	—	—	—
Disposals and write-offs, Note 21(a)	(1,419)	—	—	—	—	(4,113)	—	(5,532)	(42,840)	(3,842)
Balance as of December 31	2,069,533	185,998	110,042	82,546	97,016	179,751	669,075	3,393,961	3,177,526	2,975,032
Amortization
Balance as of January 1	(1,320,781)	—	(30,261)	—	(26,680)	(132,051)	—	(1,509,773)	(1,287,912)	(1,065,284)
Amortization of the year	(222,758)	—	(11,004)	—	(9,702)	(16,984)	—	(260,448)	(254,301)	(223,015)
Disposals and write-offs, Note 21(a)	992	—	—	—	—	1,374	—	2,366	32,440	387
Balance as of December 31	(1,542,547)	—	(41,265)	—	(36,382)	(147,661)	—	(1,767,855)	(1,509,773)	(1,287,912)
Net book value	526,986	185,998	68,777	82,546	60,634	32,090	669,075	1,626,106	1,667,753	1,687,120

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2025, 2024 and 2023.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Goodwill of Seguros Sura:

In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura equivalent to S/430,646,000 represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.

As of December 31, 2025 and 2024, the key assumptions used for the calculation of fair value are:

- Perpetuity growth rate: 3.0% (2025) and 6.4% (2024)

- Discount rate: 12.86% (2025) and 14.4% (2024)

10-year cash flows plus an estimation of the value at perpetuity were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2025 and 2024, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

(c) Goodwill and indefinite-lived intangible of Izipay:

The goodwill resulting from the acquisition of Izipay, amounts to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business. The value of the brand resulting from the acquisition of Izipay was equivalent to S/82,546,000.

The goodwill and the indefinite-lived brand recorded by the Group, have been assigned to two CGU (cash-generating unit) composed of Izipay and Interbank. The distribution of these assets was made, based on the future economic benefits expected to be generated by each unit for the Group.

The recoverable amount for the CGU has been determined based on the method of discounted cash flows.

As of December 31, 2025 and 2024, the key assumptions used for the calculation of the fair value are the following:

- Perpetual growth rate: 3.0% (2025 and 2024)

- Discount rate: 13.35% (2025) and 13.47% (2024)

10-year cash flows plus an estimation of the value at perpetuity were included in the model of discounted cash flows. The estimated growth rates are based on the historical performance and the expectations of Management over the market development. The long-term perpetual growth rate has been determined considering the upper target range of inflation established by the BCRP.

The discount rate represents the assessment of the CGU’s specific risks. The discount rate was originated considering the data obtained from market information sources.

The key assumptions described before can change if market conditions and the economy change. As of December 31, 2025 and 2024, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

10.
Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)
These captions are comprised of the following:

	2025	2024
	S/(000)	S/(000)

Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	474,688	540,883
POS commission receivable	250,501	390,126
Accounts receivable from sale of investments (c)	222,002	432,341
Operations in process (d)	162,517	149,105
Accounts receivable related to derivative financial instruments (b)	120,878	143,201
Accounts receivable from short sale operations, Note 3.4(f.11)	—	61,191
Others	25,654	14,954
	1,256,240	1,731,801
Non-financial instruments
Tax paid to recover	223,248	673,786
Deferred charges	139,215	99,776
Tax credit for General Sales Tax - IGV	59,990	35,391
Deferred cost of POS affiliation and registration	58,243	85,006
Investments in associates	27,257	24,795
POS equipment supplies (*)	12,729	12,966
Others	16,194	6,657
	536,876	938,377
Total	1,793,116	2,670,178

(*) Comprises the Points of Sale (“POS”) equipment required for the rendering of the service and other supplies such as technological and marketing complements required for the operation of such equipment.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025	2024
	S/(000)	S/(000)

Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component, Note 3.4(d.1.5)	2,144,131	1,308,422
Other accounts payable	665,537	665,296
Third party compensation (**)	496,426	866,665
Operations in process (d)	354,032	556,543
Accounts payable related to derivative financial instruments (b)	207,084	102,288
Workers’ profit sharing and salaries payable	171,282	109,395
Accounts payable for acquisitions of investments (c)	167,301	353,787
Lease liabilities, Note 8(e)	144,245	143,803
Accounts payable to reinsurers and coinsurers	16,776	6,354
Allowance for indirect loan losses, Note 6(d.2)	12,355	14,248
Financial liabilities at fair value through profit or loss, Note 3.4(f.11)	—	61,153
	4,379,169	4,187,954
Non-financial instruments
Taxes payable	99,076	87,262
Provision for other contingencies (e)	44,238	107,078
Deferred income (***)	41,382	36,394
Registration for use of POS	8,620	18,005
Others	13,315	8,839
	206,631	257,578
Total	4,585,800	4,445,532

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts, as of December 31, 2025 and 2024. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note	Assets	Liabilities	Notional amount Note 18(a)	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives held for trading (*) -
Forward exchange contracts		82,297	34,856	7,055,166	—	Between January 2026 y February 2027	—	—
Interest rate swaps		20,095	11,332	3,418,425	—	Between January 2026 y June 2036	—	—
Cross swaps		6,138	22,626	781,183	—	Between January 2026 y December 2030	—	—
Options		—	—	1,920	—	Between January 2026 y April 2026	—	—
		108,530	68,814	11,256,694	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(d)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	—	—	596	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	33	-	Due to banks	Due to banks and correspondents
		12,348	138,270	2,018,800	39,904
		120,878	207,084	13,275,494	39,904

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount Note 18(a)	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2024
Derivatives held for trading (*) -
Forward exchange contracts		22,336	45,012	7,092,071	—	Between January 2025 and June 2026	—	—
Cross swaps		11,593	13,277	1,899,348	—	Between January 2025 and November 2029	—	—
Interest rate swaps		38,817	28,812	1,742,139	—	Between January 2025 and June 2036	—	—
Options		—	—	2,518	—	Between January 2025 and July 2025	—	—
		72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	13(d)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)		—	—	—	243	-	Due to banks	Due to banks and correspondents
		70,455	15,187	2,334,880	(17,180)
		143,201	102,288	13,070,956	(17,180)

(*) During the years 2025, 2024 and 2023, the Group recognized net gains for S/58,127,000, net losses for S/13,793,000 and net gains for S/68,315,000 , respectively, as a result of the valuation of derivative financial instruments held for trading, which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)
As of December 31, 2025 and 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2025 and 2024. During 2025 and 2024, there were no discontinued hedges accounting.
(iii)
Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(iv)
The table below presents the future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized:

	As of December 31, 2025				As of December 31, 2024
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Expense	(2,410)	(6,799)	—	(9,209)	(2,458)	(46,655)	—	(49,113)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)
The (loss) gain for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2025 and 2024, is as follows:

	2025	2024
	S/(000)	S/(000)
Interest expense from cash flow hedges	(81,211)	(119,893)
Interest income from cash flow hedges	53,666	89,947
Expenses for exchange differences from cash flow hedges	(242,390)	(133,480)
Income for exchange differences from cash flow hedges	14,900	168,835
	(255,035)	5,409

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2025	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	—	1,008,900	1,009,900	2,018,800
Average interest rate in US Dollars	—	2.17%	3.05%	—
Average interest rate in Soles	—	4.15%	3.04%	—
Average exchange rate Soles / US Dollar	—	3.66	3.59	—

December 31, 2024	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	75,280	376,400	1,883,200	2,334,880
Average interest rate in US Dollars	4.66%	5.20%	2.17%	—
Average interest rate in Soles	8.59%	7.89%	2.07%	—
Average exchange rate Soles / US Dollar	3.89	3.71	3.66	—

(c)
As of December 31, 2025 and 2024, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.
(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.
(e)
As of December 2024, Inteligo Bank recorded a provision of US$5,800,000 (equivalent to approximately S/21,831,000) related to the legal proceedings in the ordinary course of its banking operations, which was resolved in the first quarter of 2025.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

11.
Deposits and obligations
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Saving deposits	21,934,950	19,411,720
Time deposits (d)	19,243,949	19,891,128
Demand deposits	14,084,761	13,746,684
Compensation for service time	756,949	711,806
Other obligations	7,021	6,690
Total	56,027,630	53,768,028

(b)
Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)
As of December 31, 2025 and 2024, deposits and obligations of approximately S/22,138,836,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/116,700 and S/121,600, respectively.

(d)
The table below presents the balance of time deposits classified by maturity as of December 31, 2025 and 2024:

	2025	2024
	S/(000)	S/(000)
Within 1 month	7,030,403	7,744,887
Between 1 and 3 months	6,134,833	5,179,603
Between 3 months and 1 year	5,428,902	6,263,412
Between 1 and 5 years	353,762	413,031
More than 5 years	296,049	290,195
Total	19,243,949	19,891,128

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

12.
Due to banks and correspondents
(a)
This caption is comprised of the following:

	2025	2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,781,905	1,756,687
Promotional credit lines (c)	1,975,589	2,090,825
Loans received from foreign entities (d)	3,223,243	3,304,169
Loans received from Peruvian entities	122,777	332,165
	7,103,514	7,483,846
Interest and commissions payable	62,500	78,211
	7,166,014	7,562,057
By term -
Short term	4,494,185	3,586,376
Long term	2,671,829	3,975,681
Total	7,166,014	7,562,057

(b)
As of December 31, 2025, the balance mainly includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/1,331,905,000, and delivers securities of its investment portfolio as guarantees. In relation to these transactions, Interbank delivered as guarantee Peruvian Sovereign Bonds, recorded as restricted investments at amortized cost, see Note 5(d). These transactions have maturities between January 2026 and April 2026 and accrue interest at effective rates between 4.51 and 4.75 percent. These transactions generated interest payable for approximately S/9,147,000 (as of December 31, 2024, it included repurchase agreements whereby Interbank received a debt in Soles for approximately S/1,632,915,000, and delivered as guarantee Peruvian Sovereign Bonds, recorded as restricted investments at amortized cost, see Note 5(d) with maturities between January 2025 and March 2025 and accrued interest at effective rates between 5.16 and 5.46 percent. These transactions generated interest payable for approximately S/13,489,000).

Additionally, as of December 31, 2025, these include currency repurchase agreements under which Interbank receives a debt in Soles for approximately S/450,000,000 and delivers US dollars to the BCRP (for an amount equivalent to that received). The US dollars delivered are recorded as restricted funds, see Note 4(d). As of December 31, 2025, these obligations have maturities between January and April 2026 and accrue interest at an effective rate between 0.70 and 0.92 percent; these operations generated accrued interest payable of approximately S/933,000.

Additionally, as of December 31, 2024, it included portfolio repurchase operations of loans represented by securities, under which Interbank received a debt in Soles for approximately S/123,772,000 (S/123,857,000 including interest). As of December 31, 2025, Interbank did not have these types of operations.

(c)
Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (“COFIDE”) and Fondo Mivivienda (“FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2025, COFIDE’s loans accrued interest at an effective annual rate in foreign currency that fluctuated between 5.81 percent and 10.14 percent, and have maturities between December 2029 and October 2034 (as of December 31, 2024, they accrued, in foreign currency, an effective annual interest rate that fluctuated between 5.81 percent and 11.11 percent, and had maturities between December 2029 and October 2034).

As of December 31, 2025, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2026 and July 2050 and in foreign currency of 7.75 percent and maturities between January 2026 and November 2028 (as of December 31, 2024, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2025 and July 2053, and in foreign currency, 7.75 percent and maturities between January 2025 and November 2028).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2025 and 2024, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2025	2024
			S/(000)	S/(000)
Standard Chartered London	United Kingdom	2026	1,055,140	1,055,140
Caixabank S.A. Barcelona	Spain	2027 / 2025	454,005	169,380
China Development Bank Hong Kong Branch	China	2027	336,300	376,400
Citigroup Global Markets Inc.	United States of America	2026	289,867	289,867
Bank of America NA San Francisco Branch (Note 10(b))	United States of America	2027	269,040	—
Sumitomo Mitsui Banking	Japan	2026	235,410	263,480
BMO Capital Markets Corp.	Canada	2026/2025	232,047	188,200
Bank of China Ltd Grand Cayman Branch (Note 10(b))	Grand Cayman	2027	168,150	—
Wells Fargo Bank Na New York Branch	United States of America	2026	100,890	—
Bank J. Safra Sarasin	Switzerland	2026 / 2025	82,394	77,162
Standard Chartered Bank Hong Kong Ltd.	China	2025	—	263,480
Banco del Estado de Chile, Note 10(b)	Chile	2025	—	244,660
Banco Bilbao Vizcaya Argentaria NY Branch, Note 10(b)	Spain	2025	—	188,200
Commerzbank Ag Frankfurt	Germany	2025	—	75,280
Standard Chartered Bank NY, Note 10(b)	United States of America	2025	—	75,280
Citibank NA New York	United States of America	2025	—	37,640
			3,223,243	3,304,169

During the year 2025, the operations with foreign entities accrue average interest rate between 6-month Term SOFR plus 0.55 percent and 6-month Term SOFR plus 1.70 percent, 3-month Term SOFR plus 0.50 percent and 3-month Term SOFR plus 1.30 percent and Daily SOFR plus 1.30 percent, and annual fixed rates that fluctuate between 4.43 percent and 7.51 percent (between 6-month Term SOFR plus 0.60 percent and 6-month Term SOFR plus 1.99 percent, 3-month Term SOFR plus 0.70 percent and 3-month Term SOFR plus 1.90 percent and Daily SOFR plus 1.30 percent, and annual fixed rates that fluctuate between 5.16 percent and 7.51 percent during the year 2024).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)
As of December 31, 2025 and 2024, maturities are the following:

Year	2025	2024
	S/(000)	S/(000)
2025	—	3,586,376
2026	4,494,185	1,787,212
2027	967,111	517,521
2028	135,919	139,910
2029 onwards	1,568,799	1,531,038
Total	7,166,014	7,562,057

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

13.
Bonds, notes and other obligations
(a)
This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2025	2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	116,965	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	—	94,100
						116,965	225,012
Corporate bonds – fourth program (b)
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	96,538	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	61,264	—
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	65,195	—
						222,997	108,049

Negotiable certificates of deposit – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/106,650	104,107	—
First (E series)	Interbank	4.46875%	Annual	2026	S/101,250	98,127	—
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	—	110,010
First (B Series)	Interbank	4.9375%	Annual	2025	S/138,435	—	133,852
First (C Series)	Interbank	4.59375%	Annual	2025	S/102,000	—	97,643
						202,234	341,505

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						692,196	824,566
International issuances
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,910	311,788
Corporate bonds (c)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,343,800	1,501,894
Senior bonds (d)	IFS	4.125%	Semi-annually	2027	US$300,000	950,200	1,062,514
Subordinated bonds (e)	Interbank	7.625%	Semi-annually	2034	US$300,000	1,004,174	1,122,122
Subordinated bonds (f)	Interbank	6.397%	Semi-annually	2035	US$350,000	1,172,008	—
Subordinated bonds (g)	Interbank	4.000%	Semi-annually	2030	US$300,000	—	1,124,502
Total international issuances						4,782,092	5,122,820
Total local and international issuances						5,474,288	5,947,386
Interest payable						116,120	128,047
Total						5,590,408	6,075,433

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
(c)
As of December 31, 2025 and 2024, Interbank holds fourth cross currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,008,900,000 and S/1,129,200,000, respectively), which were designated as cash flow hedges, see Note 10(b); through these operations, part of the amount issued of said bonds was economically converted to Soles at annual rate.
(d)
From 2018 until July 2027, IFS can redeem these bonds, anytime, paying a penalty equal to the United States of America Treasury current rate plus 30 basis points, on the redeemed amount. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross-currency swap for US$150,000,000 (equivalent to approximately S/505,200,000 and S/565,500,000, as of December 31, 2025 and 2024, respectively). Later on, during January and February 2023, IFS signed two cross-currency swap contracts for US$20,000,000 each (equivalent to approximately S/67,360,000 and S/75,400,000 each, as of December 31, 2025 and 2024, respectively) and during August 2024, signed another cross-currency swap contract for US$10,000,000 (equivalent to approximately S/33,680,000 and S/37,700,000 as of December 31, 2025 and 2024, respectively); which were designated as a cash flow hedges, see Note 10(b).

As of December 31, 2025, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(e)
Starting in January 2029, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bond, without penalties; since that date, the interest rate changes to 5-year U.S. Treasury plus 365.2 basis points. In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

Also, as part of said program, Interbank announced a repurchase offering in cash aimed to the bondholders of the subordinated bond called “6.625% Subordinated Notes due 2029”, successfully repurchasing bonds on January 17, 2024 for an amount of US$194,852,000. Regarding the remaining balance of bondholders that did not accept the repurchase offering, on January 29, 2024, Interbank informed them of its decision to early redeem said instruments.

(f)
In January 2025, Interbank issued subordinated bonds called “6.397% Subordinated Notes due 2035” for an amount of US$350,000,000, under Rule 144A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date for these notes was January 30, 2025.

Since April 2030, with prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds without penalties; from that date forward, the interest rate will change to UST to 5-year rate plus 206.7 basis points. In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

(g)
On July 8, 2025, prior authorization by the SBS, Interbank redeemed the entirety of the bonds, paying a redemption price of 100 percent of the issued subordinated bonds.
(h)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met by the Group as of December 31, 2025 and 2024. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2025 and 2024.

(i)
As of December 31, 2025 and 2024, the repayment schedule of these obligations is as follows:

Year	2025	2024
	S/(000)	S/(000)
2025	—	430,884
2026	1,974,064	1,813,682
2027	950,200	1,069,661
2028	—	—
2029 onwards	2,666,144	2,761,206
Total	5,590,408	6,075,433

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

14.
Assets and Liabilities for insurance and reinsurance contracts
(a)
This caption is comprised of the following:

	2025			2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Reinsurance contracts held (*)	(17,078)	4,482	(12,596)	(18,602)	1,968	(16,634)

Insurance contracts issued
Remaining coverage liability (**)	(40,104)	12,744,701	12,704,597	—	12,335,922	12,335,922
Liability for claims incurred	—	314,071	314,071	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(40,104)	13,058,772	13,018,668	—	12,522,352	12,522,352
Total reinsurance contracts held and issued	(57,182)	13,063,254	13,006,072	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(**) In October 2024, the Private Pension System carried out the Eighth Public Auction of the member portfolio for the Pension Insurance for Survivors and Disability. Interseguro was awarded a seventh of the portfolio. As of December 31, 2025, the debit balance corresponds to the estimation of premiums receivable from November and December. During 2026, this balance was fully collected.

The Group disaggregates the information to provide disclosure regarding the life insurance contracts issued and reinsurance contracts issued separately. This disaggregation has been determined based on how the insurance company is managed.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b) The movement of issued insurance contract liabilities is presented below:

	2025
	Liabilities remaining coverage		Liabilities remaining coverage Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,366)	—	—	—	—	—	(1,124,366)
Contracts under fair value, BBA and VFA approach	(627,800)	—	—	—	—	—	(627,800)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,044)	444,236	(2,127)	319,554	5,097	859,179
Claims and other expenses incurred	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Losses on onerous contracts and reversals of those losses	—	(79,044)	—	—	—	—	(79,044)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,903)	(79,044)	444,236	(2,127)	319,554	5,097	(265,187)
Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect (*), see Note 3.4(d.1)	735,370	—	—	—	—	—	735,370
Effect of movements in exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,001)	(25,166)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	487,946	—	(459,979)	—	(175,803)	—	(147,836)
Premiums received	1,323,126	—	—	—	—	—	1,323,126
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025 (**)	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772

(*) Comprises the variation in market interest rates. In 2025, the rates for pension business in US Dollars presented a decrease from 6.412 percent in 2024 to 5.596 percent in 2025; whereas for pension business in soles presented a decrease from 6.922 percent in 2024 to 6.318 percent in 2025; and for pension business in soles VAC presented a decrease, from 3.599 percent in 2024 to 3.352 percent in 2025.

(**) Balance does not include movement of the asset for S/40,104,000, see Note 14(a).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2024
	Liabilities remaining coverage		Liabilities remaining coverage Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	(57,777)	454,446	(990)	101,245	(497)	632,860
Claims and other expenses incurred	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Losses on onerous contracts and reversals of those losses	—	(57,777)	—	—	—	—	(57,777)
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	(57,777)	454,446	(990)	101,245	(497)	(135,898)
Insurance financial expenses	622,313	97,206	—	—	—	—	719,519
Insurance financial result	562,759	97,206	—	—	—	—	659,965
Interest rate effect (*), see note 3.4(d.1)	59,554	—	—	—	—	—	59,554
Effect of movements in exchange rates	67,432	3,668	292	4	146	1	71,543
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(*) Comprises the variation in market interest rate. In 2024, the rates for pension business in US Dollars presented an increase from 6.409 percent in 2023 to 6.412 percent in 2024; whereas for pension business in soles presented a decrease from 6.962 percent in 2023 to 6.922 percent in 2024; and for pension business in soles VAC presented a decrease, from 3.722 percent in 2023 to 3.599 percent in 2024.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	2025				2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(132,263)	(132,263)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(20,797)	—	(20,797)	—	(12,257)	—	(12,257)
Experience adjustments	(62,243)	—	—	(62,243)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(325,501)	18,385	341,071	33,955	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	55,515	(2,003)	(53,512)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	(36,850)	(8,407)	—	(45,257)	23,807	(36,502)	—	(12,695)
Changes that relate to past services
Adjustments to liabilities for incurred claims	(15,548)	(2,322)	—	(17,870)	(6,806)	—	—	(6,806)
Insurance service result	(384,627)	(15,144)	155,296	(244,475)	(172,608)	(41,812)	79,898	(134,522)
Insurance financial expenses	1,356,275	26,873	66,019	1,449,167	658,081	15,090	46,348	719,519
Insurance financial result	620,905	26,873	66,019	713,797	598,527	15,090	46,348	659,965
Interest rate effect, see Note 3.4(d.1)	735,370	—	—	735,370	59,554	—	—	59,554

Effect of movements in Exchange rates	(477,123)	(9,115)	(12,226)	(498,464)	68,286	1,242	1,735	71,263
Total changes in the statement of income and other comprehensive income	494,525	2,614	209,089	706,228	553,759	(25,480)	127,981	656,260
Cash flows	(320,715)	—	—	(320,715)	(320,911)	—	—	(320,911)
Premiums received	825,245	—	—	825,245	812,221	—	—	812,221
Claims and other expenses paid	(1,038,800)	—	—	(1,038,800)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(107,160)	—	—	(107,160)	(93,517)	—	—	(93,517)
Balance as of December 31 (*)	11,478,933	279,898	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC amounting to S/179,897,000 (liabilities for S/220,001,000 and assets for S/40,104,000) and S/69,094,000 as of December 31, 2025 and 2024, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d) Following is the CSM movement for insurance contract portfolios for the periods 2025 and 2024:

	2025	2024
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(132,263)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	341,071	269,737
Changes in estimates that adjust the contractual service margin	(53,512)	(95,243)
Insurance service result	155,296	79,898
Insurance financial expenses	66,019	46,348
Effect of movements in exchange difference	(12,226)	1,735
Total changes in the statement of income	209,089	127,981
Other movements	—	—
Balance as of December 31	1,079,940	870,851

(e) The following table details the components of the new insurance contracts issued and included in the life insurance unit:

	2025			2024
	Contracts issued			Contracts issued
	Non-onerous	Onerous	Total	Non-onerous	Onerous	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contract liabilities
Estimate present value of future cash outflows, excluding insurance acquisition cash flows	747,034	231,589	978,623	652,557	218,540	871,097
Estimates of insurance acquisition cash flows	81,917	16,719	98,636	75,164	17,338	92,502
Estimate of present value of future cash outflows	828,951	248,308	1,077,259	727,721	235,878	963,599
Estimates of present value of future cash inflows	(1,185,466)	(217,294)	(1,402,760)	(1,008,629)	(215,865)	(1,224,494)
Risk adjustment	15,444	2,941	18,385	11,171	2,246	13,417
Contractual service margin	341,071	—	341,071	269,737	—	269,737
Losses on onerous contracts at initial recognition	—	33,955	33,955	—	22,259	22,259

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f) Following is the disclosure of when the CSM is expected to be in profit or loss in future years:

	2025
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(2,750)	713	3,822	5,936	7,322	334,959	350,002
Life	32,149	29,727	28,627	28,227	28,437	419,014	566,181
Massive	45,484	33,955	24,251	16,028	9,555	34,484	163,757
	74,883	64,395	56,700	50,191	45,314	788,457	1,079,940

	2024
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,923)	(10,803)	(9,509)	(8,481)	(7,654)	350,817	302,447
Life	(3,773)	(3,615)	(2,780)	(877)	1,665	448,532	439,152
Massive	30,864	23,683	16,570	11,035	6,961	40,139	129,252
	15,168	9,265	4,281	1,677	972	839,488	870,851

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	2025	2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Losses recognized in other comprehensive income in the period	(735,370)	(59,554)
Rate effect of “Renta Particular” contract (*)	(1,850)	1,065
Others	725	(2,900)
Cumulative other comprehensive income, closing balance	(53,768)	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 10(a).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

15.
Deferred Income Tax asset and liability
(a)
As indicated in Note 3.4(aa), the net deferred tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries' deferred Income Tax:

	2025	2024
	S/(000)	S/(000)
Deferred asset
Tax loss	32,403	22,400
Provision for loan portfolio and other provisions	4,479	3,859
Deferred service income	2,621	5,386
Right-of-use assets	227	436
Others	20,221	15,402
Deferred liability
Deferred cost of POS affiliation and registration	(14,383)	(22,708)
Deemed cost of fixed assets	(1,118)	(2,950)
Others	(2,578)	(2,619)
Total deferred Income Tax asset, net	41,872	19,206
Deferred asset
Provision for loan portfolio and other provisions	212,594	200,241
Deferred income from indirect credits (stand-by letters)	2,946	3,629
Right-of-use assets	2,780	2,299
Unrealized gain from derivatives	1,082	7,743
Modification of rescheduled loan cash flows	714	580
Net unrealized gain from fluctuation in investments through other comprehensive income	360	4,542
Others	24,752	16,793
Deferred liability
Interest of past-due and refinanced loans	(170,965)	(149,111)
Amortization of intangible assets, net	(63,783)	(76,149)
Higher value of intangibles generated by business combination	(62,527)	(68,636)
Deemed cost of fixed assets	(58,056)	(56,481)
Leveling of assets and liabilities	(20,331)	(21,741)
Higher value of property, furniture and equipment and right-of-use generated by business combination	(810)	(889)
Others	(4,882)	(3,473)
Total deferred Income Tax liability, net	(136,126)	(140,653)

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.
(c)
The table below presents the amounts reported in the consolidated statement of income for the years 2025, 2024 and 2023:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Current – Expense	526,913	188,236	140,332
Income tax on dividends, Note 17(b)	40,829	26,076	33,020
Deferred – (Income) Expense	(37,490)	100,053	102,244
	530,252	314,365	275,596

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2025		2024		2023
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	2,473,447	100.0	1,621,826	100.0	1,354,872	100.0
Theoretical tax	729,667	29.5	478,439	29.5	399,687	29.5
(Decrease) increase in income of Subsidiaries not domiciled in Peru	(40,397)	(1.6)	1,299	0.1	46,453	3.4
Non-taxable income, net	(272,937)	(11.0)	(284,298)	(17.5)	(275,379)	(20.3)
Permanent non-deductible expenses	123,501	5.0	115,616	7.1	109,602	8.1
Non-taxable exchange difference	(9,582)	(0.4)	3,309	0.2	(4,767)	(0.4)
Income Tax	530,252	21.5	314,365	19.4	275,596	20.3

16.
Equity, net
(a)
Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2025 and 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); equivalent to US$1.00 per share, which were paid on May 5, 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

(b)
Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program. This program authorized the acquisition of up to US$100 million of common shares, being carried out simultaneously on the Bolsa de Valores de Lima (BVL) and the New York Stock Exchange (NYSE), on one or more dates and at market prices. The program remained in effect until April 17, 2025. Within the framework of this Program, as of December 31, 2025 Interbank holds a total of 3,618,000 shares with an approximate value of S/372,017,000. During the years 2025, 2024 and 2023, Interbank acquired 1,488,000, 1,192,000 and 938,000 shares. The approximate amounts of these acquisitions were S/168,308,000, S/122,688,000 and S/81,021,000, respectively.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, maintaining a limit of up to US$100 million of common shares under the same conditions as the previous program. This new program will remain in effect until the Board of Directors decides otherwise. Within this new Program, as of December 31, 2025, Interbank and Inteligo Bank hold 700,000 and 18,000 shares, respectively, with approximate values of S/91,915,000 and S/2,326,000, respectively.

In 2024, Interfondos acquired 2,000 common shares of IFS, at market value, for an amount of approximately US$45,000 (equivalent to approximately S/169,000). On November 20, 2024, Interfondos sold this shares.

As of December 31, 2025 and 2024, the Company and some Subsidiaries, all together, hold 4,365,000 and 2,159,000 shares issued by IFS, with an acquisition cost of US$127,821,000 (equivalent to S/469,546,000) and US$55,704,000 (equivalent to S/206,997,000), respectively.

(c)
Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2023	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	(554,421)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(968,599)	—	—	(968,599)
Unrealized loss from equity instruments at fair value through other comprehensive income, net of unrealized gain	16,055	—	—	—	—	16,055
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(33,433)	—	—	—	—	(33,433)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,128,206	—	—	—	1,128,206
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(8,350)	—	—	—	(8,350)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	7,390	—	—	—	7,390
Variation for net unrealized loss on cash flow hedges	—	—	—	(67,980)	—	(67,980)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	45,309	—	45,309
Translation of foreign operations	—	—	—	—	(21,970)	(21,970)
Balances as of December 31, 2023	(64,141)	(1,293,563)	742,894	(31,933)	188,950	(457,793)
Effect of changes in the discount rates of pension reserves	—	—	(61,299)	—	—	(61,299)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	1,263	—	—	—	—	1,263
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income, Note 5(g)	53,737	—	—	—	—	53,737
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	259,523	—	—	—	259,523
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss	—	(25,325)	—	—	—	(25,325)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	47,497	—	—	—	47,497
Variation for net unrealized loss on cash flow hedges	—	—	—	(57,848)	—	(57,848)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	40,668	—	40,668
Translation of foreign operations	—	—	—	—	11,747	11,747
Balances as of December 31, 2024	(9,141)	(1,011,868)	681,595	(49,113)	200,697	(187,830)
Effect of changes in the discount rates of pension reserves	—	—	(735,284)	—	—	(735,284)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	69,079	—	—	—	—	69,079
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	730,337	—	—	—	730,337
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(101,536)	—	—	—	(101,536)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	263,368	—	—	—	263,368
Variation for net unrealized loss on cash flow hedges	—	—	—	92,950	—	92,950
Transfer of realized gain on cash flow hedges to consolidated statement of income, net of realized loss	—	—	—	(53,046)	—	(53,046)
Translation of foreign operations	—	—	—	—	(101,063)	(101,063)
Other movements	(13,009)	—	—	—	—	(13,009)
Balances as of December 31, 2025	46,929	(119,699)	(53,689)	(9,209)	99,634	(36,034)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)
Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; which will not be reclassified to the consolidated statement of income at the time of its disposal, but will be reclassified to retained earnings; and (ii) other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains on equity instruments at fair value through other comprehensive income, net	69,079	1,263	16,055
Subtotal	69,079	1,263	16,055
Non-controlling interest	690	190	8
Income Tax	183	1,595	157
Total	69,952	3,048	16,220
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Net gain unrealized on debt instruments at fair value through other comprehensive income	730,337	259,523	1,128,206
Transfer to income of net realized gain on debt instruments at fair value through other comprehensive income	(101,536)	(25,325)	(8,350)
Transfer to income of loss for impairment on debt instruments at fair value through other comprehensive income	263,368	47,497	7,390
Subtotal	892,169	281,695	1,127,246
Non-controlling interest	2,506	1,448	3,618
Income Tax	4,129	3,595	3,645
Total	898,804	286,738	1,134,509
Insurance contracts reserve at fair value	(735,284)	(61,299)	(968,599)
Non-controlling interest	(1,082)	(90)	(1,592)
Total	(736,366)	(61,389)	(970,191)
Cash flow hedges:
Net gain (loss) from cash flow hedges	92,950	(57,848)	(67,980)
Transfer of net realized (gain) loss from cash flow hedge to consolidated statement of income	(53,046)	40,668	45,309
Subtotal	39,904	(17,180)	(22,671)
Non-controlling interest	109	(23)	(105)
Income Tax	6,588	(1,402)	(6,336)
Total	46,601	(18,605)	(29,112)
Foreign currency translation	(101,063)	11,747	(21,970)

(f)
Shareholders’ equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision regulated by the SBS through the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of December 31, 2025 and 2024, the Financial Group is comprised of Intercorp Financial Services Inc., its subsidiaries and Financiera Oh! S.A., a related entity, subsidiary of Intercorp Perú Ltd.

On the other hand, as of December 31, 2025 and 2024, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of December 31, 2025 and 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for individual and consolidated supervision purposes, as applicable.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk. SBS Resolution No. 3952-2022 and its amendments, establishing that within the period between January and March 2023, the regulatory capital for financial companies must be equal or higher than 8.5 percent of the assets and contingent assets weighted by total risks; equal or higher than 9 percent between April 2023 and August 2024; equal or higher than 9.5 percent between September 2024 and February 2025; and higher or equal 10 percent from March 2025 onwards, accordingly, the regulation for the capital requirement for credit risk is also amended, superseding Multiple Official Letter No. 27358-2021-SBS and Emergency Decree No. 003-2022.

As of December 31, 2025 and 2024, in application of the current SBS Resolutions, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2025	2024
	S/(000)	S/(000)
Total risk weighted assets and credits	69,129,765	64,308,282
Total regulatory capital	11,076,092	10,239,304
Basic regulatory capital (Level 1)	8,641,287	7,892,361
Supplementary regulatory capital (Level 2)	2,434,805	2,346,943
Global capital to regulatory capital ratio	16.02%	15.92%

As of December 31, 2025 and 2024, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, and their amendments. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

SBS Resolution No. 3953-2022 establishes the calculation of the regulatory capital requirement for additional risks, which shall be equal to the sum of the regulatory capital requirements for concentration risk plus the regulatory capital requirements of interest rate risk in the banking book, repealing SBS Resolution No. 8425-2011. As of December 31, 2025 and 2024, the regulatory capital requirement for additional risks is approximately S/829,445,000 and S/731,841,000, respectively.

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2025 and 2024, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006 and its amendments.

As of December 31, 2025 and 2024, Interseguro’s surplus equity is as follows:

	2025	2024
	S/(000)	S/(000)
Regulatory capital	1,657,014	1,509,399
Less
Solvency equity (solvency margin)	750,377	706,926
Guarantee fund	626,067	499,073
Surplus	280,570	303,400

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2025 and 2024 is the following:

	2025	2024
	US$(000)	US$(000)
Total eligible capital	184,221	157,178
Total risk weighted assets	847,099	812,526
Capital adequacy ratio (in percentage)	21.75	19.34

In Management’s opinion, IFS and its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)
Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(h)
Subsidiaries’ legal and special reserves -

In accordance with Peruvian regulations, the Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2025 and 2024, the reserves constituted by the Peruvian subsidiaries amounted to S/1,893,313,000 and S/1,779,383,000, respectively.

17.
Tax situation
(a)
IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b)
Individuals domiciled in Peru, as well as individuals and legal entities not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. In this regard, the dividends paid by Peruvian subsidiaries to IFS are subject to the aforementioned withholding, which IFS records as an expense of the year. In this sense, during 2025, 2024 and 2023, the Company has recorded a provision for S/40,829,000, S/26,076,000 and S/33,020,000, respectively, in the caption “Income Tax” of the consolidated statement of income.

(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2025 and 2024, was 29.5 percent, over the taxable income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)
With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Following are the Income Tax periods subject to inspection by the main subsidiaries, in force as of December 31, 2025:

Subsidiary	Years subject to review
Interbank	From 2021 to 2024
Interseguro	From 2021 to 2024
Izipay	From 2021 to 2024
Procesos de Medios de Pago	From 2021 to 2024

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews performed will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of their operations, some subsidiaries maintain various tax processes related to their activities in Peru. The most relevant tax processes for the main businesses are described below:

Interbank:

Tax periods from 2003 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a statement from the month of June 2019.

In this context, regarding the tax period corresponding to 2003 and after a prolonged claims process in various instances, through a Resolution of Coactive Collection issued in October 2024, SUNAT required Interbank to pay the debt of the Third Category Income Tax for approximately S/17,800,000 (including taxes, fines and arrears), an amount that was paid by Interbank in November 2024; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2004, through a Resolution of Coactive Collection issued in May 2025, SUNAT required Interbank to pay the debt of the advance payments of Income Tax corresponding to the periods of March to December 2004 for approximately S/7,000,000 (including taxes, fines and arrears), an amount that was paid by Interbank in May 2025; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2005, through a Resolution of Coactive Collection issued in March 2025, SUNAT required Interbank to pay the debt of the Third Category Income Tax and the advance payments of the Income Tax corresponding to the periods of January and February 2005 for approximately S/11,300,000 (including taxes, fines and arrears), an amount that was paid by Interbank in April 2025; however, the process continues in the Judiciary.

On the other hand, regarding the tax period corresponding to 2006, through Resolutions of Coactive Collection issued in May and June of 2025, SUNAT required Interbank to pay the debt of the Third Category Income Tax and the advance payments of the Income Tax corresponding to the periods February to December 2006 for approximately S/3,100,000 and S/28,800,000, respectively, amounts that were paid by Interbank in June of 2025; however, the process continues in the Judiciary.

Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed an appeal which is pending resolution by the Tax Court.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of December 31, 2025 and 2024, the tax debt claimed by the SUNAT amounted to S/14,700,000 and S/14,600,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Tax period 2013:

In December 2022, SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears), an amount that was paid by Interbank in February 2023; however, the process continues before the Judiciary.

In November 2025, SUNAT, through a Compliance Resolution, notified Interbank of a new tax debt amounting to S/35,800,000; however, it is currently under appeal before the Tax Court and the Judiciary.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Tax periods 2014, 2015 and 2018:

The tax audits for the 2014, 2015, and 2018 tax years are under appeal. The alleged tax debt related to Income Tax amounts to a total of S/96,279,000 and S/92,978,000 as of December 31, 2025 and 2024, respectively; pending resolution by the Tax Court.

Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Prices corresponding to the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and Penalty corresponding to Income Tax and advance payments of the third category Income Tax for the 2019 fiscal year for approximately S/9,700,000, of which Interbank paid S/5,000,000. As of the date of this report, the Claim Appeal is pending resolution.

Tax period 2020:

As of the date of this report, the 2020 tax period is under audit.

Interbank has recorded accounts receivable for payments made to the Tax Administration, which, in the opinion of Interbank's Management and its legal advisors, have a probability of recovery

Procesos de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of December 31, 2025 and 2024, Izipay maintains carryforward tax losses amounting to S/104,290,500 and S/70,043,812, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the consolidated financial statements as of December 31, 2025 and 2024.

(e)
In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax ("QDMTT") pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Cooperation and Development (“OECD”). For companies incorporated in the Bahamas belonging to the Intercorp Group, the QDMTT is applicable from the 2025 fiscal year onwards.

On December 21, 2024, Spain adopted the Income Inclusion Rule (“IIR”) and the QDMTT in accordance with the OECD global minimum tax rules, applicable to the fiscal years starting December 31, 2023. Spain also adopted the Undertaxed Profits Rule (“UTPR”), in accordance with the OECD global minimum tax rules for the fiscal years starting December 31, 2024.

These taxes are applicable to multinational groups with annual consolidated income of at least 750 million euros, which will be subject to a minimum effective tax rate of 15 percent.

In the opinion of IFS’ Management and its legal advisors, the application of this regulation would not have a significant impact on the Group's consolidated financial statements.

(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. The Tax Administration is authorized to request this information from the IFS's subsidiaries.

Through the aforementioned Legislative Decree No. 1312, specific rules were established for services received from related parties. Specifically, it was established that expenses related to such transactions would only be deductible if taxpayers comply with, among others, the following requirements: i) having a Benefit Test demonstrating the economic and commercial value provided by the service received; ii) having all supporting documentation to prove the actual rendering and authenticity of the services; iii) having the documented breakdown of the costs and expenses incurred by the service provider; iv) 'low value-added' services may not have a margin exceeding 5 percent over their costs and expenses (any excess may be considered non-deductible).

Through Legislative Decree No. 1116, it was established that the regulations of Transfer Prices are not applicable for purposes of the Value-Added Tax.

Through Legislative Decree No.1381, in force since 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g)
Starting on September 14, 2018, Legislative Decree No. 1422 established that, when an audited entity is subject to the General Anti-Avoidance Clause (“CAG”, by its Spanish acronym), it is automatically deemed that there exists deceit, grave negligence or abuse of powers by the legal representatives, unless proven otherwise. The mentioned joint liability will be attributed to said representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations with avoidance purposes.

This legal norm also includes the members of the Board of Directors. It sets out that it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable.

(h)
Legislative Decree No. 1372, in force since 2018, established the rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries. These rules are applicable to legal entities domiciled in the country and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; and c) any member of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative sworn statement, which must contain the information of the final beneficiary and be submitted in accordance with the regulations and within the deadlines established by Resolution of Superintendence from SUNAT. Notice that in case some modification has been made to the informative sworn statement submitted by the Company, related to the identification of its final beneficiaries, it has to comply with informing of said updating to SUNAT.
(i)
The use of payment methods is regulated by Act No. 28194 (Act for the Fight Against Tax Avoidance and for the Formalization of the Economy, henceforth, the “Act”), which is referred to the obligation to bankarize certain operations for certain amounts through Entities of the Financial System (“ESF”, by its Spanish acronym). In effect, the Article 4 of the Act, modified by Legislative Decree No. 1529, establishes that the minimum amount for the use of payment methods is two thousand Soles (S/2,000) or five hundred American Dollars (US$500). This means that, in general, every operation above the aforementioned amounts performed by both legal and natural persons have to the channeled through EFSs.
(j)
Legislative Decree No. 1535, in effect since 2022, creates de “compliance profile” of taxpayers according to their tax-payment record, thus classifying them into five levels. This rating influences the lead times to rectify tax returns and minimum payments. It is assigned quarterly and affects controls and penalties by SUNAT. However, Supreme Decree No. 018-2025-EF extended from four (as it originally was) to eight the test ratings of the tax compliance profiles. To date, it is under trial period until the second quarter of 2026.

(k)
Legislative Decree No. 1623, in effect since 2024 and which modifies the IGV Act, establishes a mechanism for the collection of taxes related to the use of digital services and the import of intangible goods when the user o buyer is a natural person domiciled in Peru and does not perform any business activity. Additionally, Supreme Decree No. 157-2024-EF, regulates some aspects for the better application of the mechanism of tax collection, among which are the following: (i) identification of entities of the Peruvian financial system that will act as payment facilitators; (ii) definition of underlying transaction for purposes of intermediation services; and (iii) the dynamics for the tax clearing of IGV collection and withholding that have been made inadequately or in excess.

Based on the analysis of the operations of IFS subsidiaries, Management and its legal advisors believe that, as a result of the application of these standards, no significant contingencies will arise for IFS and its Subsidiaries as of December 31, 2025 and 2024.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

18.
Off-balance sheet accounts
(a)
The table below presents the components of this caption:

	2025	2024
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	5,149,829	4,695,331
Import and export letters of credit	417,893	373,363
	5,567,722	5,068,694
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 29.2(b)(i):
Forward currency agreements – purchase	1,947,184	2,514,195
Forward currency agreements – sale	4,153,473	4,078,348
Forward foreign currency agreements in other currencies	954,509	499,528
Foreign currency options	1,920	2,518
Swap agreements, see Note 29.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	115,284	156,678
Currency swaps: Soles delivery / receipt in foreign currency	665,899	1,742,670
Interest rate swaps	3,418,425	1,742,139
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,018,800	2,334,880
	13,275,494	13,070,956
Responsibilities for credit lines granted (cancellable) (c)	11,406,827	10,564,239
Responsibilities for credit lines – commercial and others (d)	3,007,226	2,972,089
Total	33,257,269	31,675,978

(b)
In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

(c)
Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Interbank.

(d)
Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

19.
Interest income and expenses, and similar accounts
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,080,562	5,158,254	5,324,587
Interest on investments at fair value through other comprehensive income	1,186,037	1,218,304	1,199,059
Interest on due from banks and inter-bank funds	297,662	372,622	367,167
Interest on investments at amortized cost	230,445	217,716	172,602
Dividends on financial instruments, Note 5(e) and (f)	76,776	49,396	42,779
Others	16,895	13,099	14,217
Total	6,888,377	7,029,391	7,120,411
Interest and similar expenses
Interest and fees on deposits and obligations	(1,245,794)	(1,495,881)	(1,662,139)
Interest and fees on due to banks and correspondents	(413,547)	(482,392)	(474,362)
Interest on bonds, notes and other obligations	(386,383)	(327,385)	(311,665)
Insurance contract expense with investment component, Note 3.4(d.1.5)	(103,962)	(71,202)	(51,190)
Deposit insurance fund fees	(90,604)	(86,776)	(81,171)
Interest on lease payments, Note 8(f)	(9,545)	(7,627)	(5,562)
Others	(9,136)	(9,007)	(6,277)
Total	(2,258,971)	(2,480,270)	(2,592,366)

(b)
The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	5,608,669	5,748,592	5,864,356
Financial assets measured at fair value through other comprehensive income	1,186,037	1,218,304	1,199,059
Total interest from financial assets calculated at EIR	6,794,706	6,966,896	7,063,415
Financial liabilities measured at amortized cost	(2,055,269)	(2,313,285)	(2,453,728)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

20.
Fee income from financial services, net
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	797,419	755,432	747,568
Income from services (acquirer and issuer role) (b)	718,192	733,885	738,177
Banking service fees	241,186	196,985	208,420
Brokerage and custody services	12,196	8,116	5,811
Others	24,433	30,370	36,393

Performance obligations over time:
Funds management	177,450	158,928	137,137
Contingent loans fees	65,988	67,045	68,355
Collection services	51,520	55,978	60,648
Others	27,376	18,694	28,757
Total (c)	2,115,760	2,025,433	2,031,266

Expenses
Expenses for services (acquirer and issuer role) (b)	(346,441)	(343,038)	(339,846)
Credit cards	(162,571)	(177,492)	(199,464)
Credit card processing commissions	(114,604)	(103,838)	(85,741)
Local banks fees	(75,522)	(71,564)	(58,956)
Digital services fees	(71,059)	(53,857)	(19,451)
Credit life insurance premiums	(67,244)	(71,239)	(71,796)
Foreign banks fees	(27,809)	(25,778)	(26,285)
Registry expenses	(2,380)	(1,865)	(1,466)
Others	(28,499)	(33,819)	(49,799)
Total	(896,129)	(882,490)	(852,804)
Net	1,219,631	1,142,943	1,178,462

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

(c)
Fee income by geographic distribution for the years ended December 31, 2025, 2024 and 2023 is presented below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Country
Peru	2,005,345	1,919,295	1,931,303
Panama	110,415	106,138	99,963
Total	2,115,760	2,025,433	2,031,266

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

21.
Other income and (expenses)
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans (b)	39,255	2,542	18,770
Maintenance, installation and sale of POS equipment	21,296	23,269	28,743
Other technical income from insurance operations	9,342	4,162	10,163
Income from investments in associates	7,612	7,447	—
Services rendered to third parties	6,800	8,223	7,512
Income from ATM rentals	5,545	5,507	5,365
Profit from sale of property, furniture and equipment, Note 8(e)	2,078	12,879	15,300
Others	49,535	57,193	70,847
Total other income	141,463	121,222	156,700
Other expenses
Commissions from insurance activities	(61,066)	(38,780)	(42,400)
Administrative and tax penalties	(17,675)	(16,277)	(20,198)
Expenses related to rental income	(13,294)	(12,607)	(5,814)
Sundry technical insurance expenses	(11,458)	(14,414)	(10,066)
Provision for accounts receivable	(8,673)	(11,508)	(13,847)
Donations	(4,418)	(4,826)	(4,529)
Write-off of intangibles, Note 9(a)	(3,166)	(10,400)	(3,455)
Provision for sundry risk	(2,633)	(29,290)	(4,138)
Cost of sale of POS equipment	(1,024)	(1,154)	(12,819)
Others (*)	(37,090)	(55,703)	(67,726)
Total other expenses	(160,497)	(194,959)	(184,992)

(*) During the year 2025, 2024 and 2023, corresponds mainly to expenses for operational write-offs, among other minor expenses.

(b)
During the years 2025, 2024 and 2023, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/2,839,642,000, S/248,249,000 and S/1,300,296,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

22.
Result from insurance activities

(a) This caption is comprised of the following:

	2025				2024				2023
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	56,979	11,416	63,868	132,263	61,800	3,970	28,826	94,596	49,191	3,609	27,978	80,778
Change in Risk adjustment for non-financial risk	2,826	15,208	1,594	19,628	3,083	7,756	(358)	10,481	1,476	255	(1,850)	(119)
Insurance service expenses and expected claims incurred	70,961	287,259	97,386	455,606	68,268	282,141	74,944	425,353	69,145	273,396	62,348	404,889
Recovery of cash for insurance acquisition	5,028	923	14,352	20,303	4,846	536	10,023	15,405	3,489	273	6,613	10,375

Contracts measured under PAA:
Premiums assigned to the period	241,217	251,447	3,902	496,566	219,600	—	3,323	222,923	220,616	—	4,097	224,713
	377,011	566,253	181,102	1,124,366	357,597	294,403	116,758	768,758	343,917	277,533	99,186	720,636

Insurance service expenses -
Claims incurred expenses and other expenses	(93,054)	(951,035)	(141,761)	(1,185,850)	(84,337)	(816,857)	(125,923)	(1,027,117)	(108,805)	(798,733)	(114,753)	(1,022,291)
Onerous contract losses and loss reversion	944	75,101	2,999	79,044	7,095	50,870	(188)	57,777	38,101	66,230	11,636	115,967
Amortization of insurance acquisition cash flows	(156,188)	(923)	(14,352)	(171,463)	(125,876)	(536)	(10,021)	(136,433)	(120,123)	(273)	(6,613)	(127,009)
Changes to liabilities for incurred claims	(58,636)	422,727	54,999	419,090	(70,556)	487,468	56,001	472,913	(58,030)	477,027	64,182	483,179
	(306,934)	(454,130)	(98,115)	(859,179)	(273,674)	(279,055)	(80,131)	(632,860)	(248,857)	(255,749)	(45,548)	(550,154)
Insurance service results	70,077	112,123	82,987	265,187	83,923	15,348	36,627	135,898	95,060	21,784	53,638	170,482
Reinsurance income	(957)	(2,527)	(4,955)	(8,439)	(4,009)	(3,166)	(7,432)	(14,607)	(4,868)	2,986	(5,326)	(7,208)
Financial result of insurance operations (b)	—	(652,135)	(61,662)	(713,797)	—	(627,062)	(32,903)	(659,965)	—	(645,317)	(30,951)	(676,268)
Result from insurance activities (**)	69,120	(542,539)	16,370	(457,049)	79,914	(614,880)	(3,708)	(538,674)	90,192	(620,547)	17,361	(512,994)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/409,252,000, S/368,885,000 and S/334,602,000 as of December 31, 2025, 2024 and 2023, respectively. See also financial information by segments in Note 27.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b) The composition of the financial result of insurance operations, is as follows:

	2025			2024			2023
	Pensions	Life	Total	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(13,571)	(13,571)	—	96	96	—	(10,499)	(10,499)
Interest credited	(566,646)	(43,705)	(610,351)	(562,252)	(35,858)	(598,110)	(541,468)	(23,088)	(564,556)
Changes in interest rate and other financial hypotheses	(63,245)	3,894	(59,351)	(64,811)	3,879	(60,932)	(103,853)	3,257	(100,596)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(22,244)	(8,280)	(30,524)	1	(1,020)	(1,019)	4	(621)	(617)
	(652,135)	(61,662)	(713,797)	(627,062)	(32,903)	(659,965)	(645,317)	(30,951)	(676,268)

Financial income from insurance contracts -
Interest credited	—	—	-	—	—	-	—	—	-
Effect of changes in interest rates and other financial hypotheses	—	—	-	—	—	-	—	—	-
Exchange differences	—	—	—	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	-	—	—	-	—	—	-
	-	-	-	-	-	-	-	-	-
Result from insurance activities	(652,135)	(61,662)	(713,797)	(627,062)	(32,903)	(659,965)	(645,317)	(30,951)	(676,268)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

23. Salaries and employee benefits

This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Salaries	753,114	672,180	655,665
Vacations, health insurance and others	112,912	111,886	87,996
Workers’ profit sharing	111,775	46,691	38,018
Social security	79,588	71,573	66,331
Severance indemnities	58,224	52,916	49,265
Total	1,115,613	955,246	897,275

The average number of employees for the years 2025, 2024 and 2023 was 9,229, 8,542 and 8,333 respectively.

24. Administrative expenses

(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,348,347	1,248,183	1,202,017
Taxes and contributions	83,252	83,454	77,202
Rental expenses (c) and Note 8(e)	5,229	5,317	9,643
Total	1,436,828	1,336,954	1,288,862

(b)
Services received from third parties correspond mainly to computer equipment repair and maintenance services, credit cards associated expenses, transportation services of securities, agency rentals, advertising and public relations, customer loyalty programs, marketing on digital media, telecommunications, professional fees, among others.
(c)
During the years 2025, 2024 and 2023 correspond mainly to short-term leases, see Note 3.4(k).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

25.
Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327
Year 2024
Balance as of January 1, 2024	114,480	114,480	365	114,480
Sale of treasury stock	2	2	41	0
Purchase of treasury stock	(1,194)	(1,194)	59	(193)
Balance as of December 31, 2024	113,288	113,288		114,287
Net earnings attributable to IFS’s shareholders S/(000)				1,300,078
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				11.376
Year 2025
Balance as of January 1, 2025	113,288	113,288	365	113,288
Purchase of treasury stock	(2,206)	(2,206)	261	(1,575)
Balance as of December 31, 2025	111,082	111,082		111,713
Net earnings attributable to IFS’s shareholders S/(000)				1,932,470
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				17.299

26.
Transactions with related parties and affiliated entities
(a)
The table below presents the main transactions with related parties and affiliated entities as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

	2025	2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	353	819
Investments at fair value through other comprehensive income	74,104	72,906
Loans, net (b)	2,272,336	1,805,083
Accounts receivable	105,897	87,889
Other assets	9,606	11,454

Liabilities
Deposits and obligations	1,430,409	1,084,713
Other liabilities	120,612	224,391

Off-balance sheet accounts
Indirect loans (b)	65,778	59,399

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	138,448	117,713	95,604
Rental income	37,685	28,833	25,532
Valuation of financial derivative instruments	—	—	106
Interest and similar expenses	(25,449)	(32,031)	(39,749)
Administrative expenses	(42,530)	(45,320)	(39,897)
Loss on sale of investment properties, Note 7(b)	—	(3,176)	—
Others, net	65,219	61,889	63,626

(b)
As of December 31, 2025 and 2024, the detail of loans is the following:

	2025			2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,581,492	15,908	1,597,400	1,502,218	15,731	1,517,949
Associates	690,844	49,870	740,714	302,865	43,668	346,533
	2,272,336	65,778	2,338,114	1,805,083	59,399	1,864,482

(c)
As of December 31, 2025 and 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2025 and 2024, direct loans to employees, directors and executives amounted approximately to S/256,398,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)
The Group’s key personnel basic remuneration for the years ended December 31, 2025, 2024 and 2023, is presented below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Salaries	34,736	32,865	28,325
Board of Directors’ compensations	3,276	3,456	3,151
Total	38,012	36,321	31,476

(e)
As of December 2025 and 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/184,000 and S/2,364,000, respectively.
(f)
In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

27.
Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately to make decisions on the distribution of resources and performance assessment. Segments performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Group had four operating business segments: Banking, Insurance, Wealth Management and Payments. In 2024, the Group performed an assessment of the operating business segments, taking into consideration, among others, relevance criteria regarding revenues, income and the Group’s consolidated assets, and concluded that the segment Payments will no longer be an operating business segment and will be presented jointly with the rest of the Group’s Subsidiaries that are not part of an operating segment. This conclusion is aligned with the thresholds established by IFRS 8 “Operating Segments”, according to which said segment does not exceed the following limits:

- At revenue level: Revenues from the segment Payments do not account for 10 percent or more of the total combined revenues of all operating segments.

- At income level: The absolute income of the segment Payments is not equal or more than 10 percent of the higher amount between: (i) the combined income of all segments that have not presented losses; and (ii) the combined loss of all segments that report losses.

- At asset level: The assets of the segment Payments are not 10 percent or more of the total combined assets of all operating segments.

Accordingly, as of December 31, 2025 and 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2025, 2024 and 2023.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2025, 2024 and 2023:

	2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	7,778,285	2,318,167	521,218	708,709	11,326,379
Inter-segment	(173,018)	(5,614)	(4,450)	183,082	—
Total income	7,605,267	2,312,553	516,768	891,791	11,326,379
Consolidated statement of income data
Interest and similar income	5,815,687	921,779	160,076	(9,165)	6,888,377
Interest and similar expenses	(1,980,679)	(184,452)	(98,572)	4,732	(2,258,971)
Net interest and similar income	3,835,008	737,327	61,504	(4,433)	4,629,406
(Loss) recovery due to impairment of loans	(1,136,728)	—	20	1	(1,136,707)
(Loss) recovery due to impairment of financial investments	(30)	(264,123)	376	16	(263,761)
Net interest and similar income after impairment loss on loans	2,698,250	473,204	61,900	(4,416)	3,228,938
Fee income from financial services, net	884,628	(12,622)	195,956	151,669	1,219,631
Net gain (loss) on sale of financial investments	67,504	34,942	(391)	—	102,055
Other income	552,739	237,079	162,869	143,134	1,095,821
Result from insurance activities	—	(47,777)	—	(20)	(47,797)
Depreciation and amortization	(307,101)	(20,427)	(8,285)	(114,454)	(450,267)
Other expenses	(1,942,038)	(425,609)	(166,997)	(178,294)	(2,712,938)
Income (expense) before exchange diference and Income Tax	1,953,982	238,790	245,052	(2,381)	2,435,443
Exchange difference	2,438	35,747	(1,137)	956	38,004
Income Tax	(481,423)	—	(12,779)	(36,050)	(530,252)
Net profit (loss) for the year	1,474,997	274,537	231,136	(37,475)	1,943,195
Attributable to:
IFS’s shareholders	1,474,997	274,537	231,136	(48,200)	1,932,470
Non-controlling interest	—	—	—	10,725	10,725
	1,474,997	274,537	231,136	(37,475)	1,943,195

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (**)
Third party	7,732,766	1,760,985	435,882	685,558	10,615,191
Inter-segment	(154,329)	(4,517)	(2,355)	161,201	—
Total income	7,578,437	1,756,468	433,527	846,759	10,615,191
Consolidated statement of income data
Interest and similar income	5,969,629	870,993	178,160	10,609	7,029,391
Interest and similar expenses	(2,217,197)	(153,464)	(108,466)	(1,143)	(2,480,270)
Net interest and similar income	3,752,432	717,529	69,694	9,466	4,549,121
Loss due to impairment of loans	(1,719,913)	—	(266)	—	(1,720,179)
Loss due to impairment of financial investments	(982)	(45,910)	(585)	(44)	(47,521)
Net interest and similar income after impairment loss on loans	2,031,537	671,619	68,843	9,422	2,781,421
Fee income from financial services, net	791,815	(10,628)	170,955	190,801	1,142,943
Net gain (loss) on sale of financial investments	12,995	17,664	(4,115)	—	26,544
Other income	500,512	103,571	89,331	71,653	765,067
Result from insurance activities	—	(169,750)	—	(39)	(169,789)
Depreciation and amortization	(294,514)	(22,091)	(8,734)	(87,718)	(413,057)
Other expenses	(1,762,494)	(379,087)	(166,789)	(178,789)	(2,487,159)
Income before exchange diference and Income Tax	1,279,851	211,298	149,491	5,330	1,645,970
Exchange difference	(7,402)	(9,390)	(2,066)	(5,286)	(24,144)
Income Tax	(265,096)	—	(10,089)	(39,180)	(314,365)
Net profit (loss) for the year	1,007,353	201,908	137,336	(39,136)	1,307,461
Attributable to:
IFS’s shareholders	1,007,353	201,908	137,336	(46,519)	1,300,078
Non-controlling interest	—	—	—	7,383	7,383
	1,007,353	201,908	137,336	(39,136)	1,307,461

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2023 (*)
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (**)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (***)
Third party	7,812,858	1,695,222	291,408	630,640	10,430,128
Inter-segment	(126,620)	(4,975)	(1,386)	132,981	—
Total income	7,686,238	1,690,247	290,022	763,621	10,430,128
Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	8,817	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(3,492)	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	5,325	4,528,045
(Loss) recovery due to impairment of loans	(1,981,988)	—	170	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	5,321	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	232,391	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	6,431
Other income (expenses)	495,500	112,990	(37,332)	(19,774)	551,384
Result from insurance activities	—	(178,379)	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(70,836)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(201,251)	(2,371,129)
Income (expense) before exchange diference and Income Tax	1,088,484	273,623	38,500	(54,162)	1,346,445
Exchange difference	(15,969)	18,430	761	5,205	8,427
Income Tax	(216,366)	—	(3,081)	(56,149)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	(105,106)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	(111,654)	1,072,728
Non-controlling interest	—	—	—	6,548	6,548
	856,149	292,053	36,180	(105,106)	1,079,276

(*) The 2023 balances have been restated to consider the three operating segments, effective from 2024.

(**) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(***) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the acquisition of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2025, is S/10,876,215,000 in Peru and S/450,164,000 in Panama (for the year ended December 31, 2024, was S/10,232,012,000 in Peru and S/383,179,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2025 is S/95,125,697,000 in Peru and S/3,971,730,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

28.
Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2025 and 2024, are presented below.

	As of December 31, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,135,362	1,256,240
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,078,996	94,384,665
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.
Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

 Credit risk: possibility of loss due to inability or lack to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.

 Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

 Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.

 Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.

 Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Also, the Audit Committee is responsible for assisting the Board of Directors in monitoring and supervising, thus helping to ensure:

 The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

 The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

 The compliance of the legal and regulatory framework.

 The qualification and independence of external auditors.

 The performance of external auditors.

 The implementation by Management of an adequate internal control system, particularly the internal control system over the financial report.

The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the principles and accounting policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers, Audit Committee and the Board of Directors.

(a)
Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)
Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of four members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of three Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk, the Market Risk Manager and the Planning and Management Control Manager are permanent guests.

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)
Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of four Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible for defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Investment Committee

The Investment Committee is responsible for approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)
Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. To manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing better risk-taking decisions in the different stages or life cycle of client or product.

Said models and tools are permanently monitored and periodically validated to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)
Risk mitigation and risk coverage -

To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

 Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

 Review and assessment of diverse financial risks, through specialized units of risk screening;

 Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

 Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

 Procedures for guarantees managing.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)
Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

29.1.
Credit risk
(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consecquence of the high uncertainty of the intensity of the El Niño event in year 2023, the excess of liquidity generated by the withdrawal of the CTS and AFP funds, during 2024 and 2025; the behavior and performance of the expected credit losses of the retail and non-retail clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during the years 2025, 2024 and 2023 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

(b)
The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

As of the date of the consolidated statement of financial position and under IFRS 9, impairment allowances are established for expected credit losses. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collaterals.

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collateral received to back loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. To manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

 Easy convertibility into cash.

 Proper legal documentation, duly registered with the corresponding public registry.

 Do not have previous obligations that could reduce their value.

 Their fair value must be updated.

Long-term loans and fundings granted to corporate entities, as well as mortgage loans are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating expected credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)
Maximum exposure to credit risk -

As of December 31, 2025 and 2024, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2025 and 2024, the main captions were formed as follows:

- 77.2 percent and 80.8 percent, respectively, of cash and due from banks corresponds to amounts deposited in the Group’s vaults or in the BCRP;

- 83.7 percent and 84.7 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

- 93.6 percent and 92.5 percent, respectively, of loans is deemed non-past-due and non-impaired.

- 89.7 percent and 86.9 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

- 97.9 percent and 97.1 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

- In addition, as of December 31, 2025 and 2024, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events. As of December 31, 2025 the loans amounted approximately to S/395,794,000 (S/132,878,000 in direct loans and S/262,916,000 in indirect loans) and investments in fixed income instruments amounted approximately to S/735,403,000 (as of December 31, 2024 the loans amounted approximately to S/530,066,000 (S/158,694,000 in direct loans and S/371,372,000 in indirect loans) and investments in fixed income instruments amounted approximately to S/939,065,000).

(d)
Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis —considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for expected credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(i).

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

•
All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit; except loans under legal collection that have or do not have a payment agreement and for short-term reasons, certain clients that belong to the infrastructure sector.
•
Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as type of asset, economic sector, geographical location, and type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

•
Probability of Default (PD): It is the likelihood of a default over a particular time horizon that the counterpart will be unable to meet its debt obligations in a certain term and with it is cataloged as default.
•
Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).
•
Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1) Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

•
The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or
•
The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

•
Qualitative: contracts in judicial and prejudicial proceedings.
•
Quantitative: contracts in default for more than 90 days; and
•
Based on data prepared internally and obtained from external sources such as:

- Significant changes in indicators of credit risk

- Significant changes in external market indicators

- Real or expected significant change in the external and/or internal credit rating

- Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations.

- Real or expected significant change in the operating results of the borrower

- Existing or future adverse changes in the regulatory, economic, or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Likewise, losses recognized in the period are affected by several factors, such as:

•
Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.
•
Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.
•
Impact on the measurement of expected losses due to changes in the models and assumptions used.
•
Additional provisions for new financial instruments reported during the period.
•
Periodic reversals of the discount on expected losses due to the passage of time, as they are measured based on the present value.
•
Financial assets written-off during the period.

Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1) Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

-
Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)
-
Business Banking
-
Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2025 and 2024:

2025
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	4.55%	4.56% - 10.32%	10.33%
	Mortgage	1.51%	1.52% - 4.93%	4.94%
	Payroll loans	2.63%	2.64% - 6.13%	6.14%
Personal Banking	Consumer	6.81%	6.82% - 14.93%	14.94%
	Vehicular	5.88%	5.88%	5.88%

Small Business Banking		5.20%	5.21% - 14.24%	14.25%

	Corporate	0.22%	0.23% - 0.44%	0.45%
Commercial Banking	Institutional	0.31%	0.31%	0.31%
	Companies	0.79%	0.80% - 2.31%	2.32%
	Real estate	0.31%	0.31%	0.31%

2024
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	5.25%	5.26% - 12.05%	12.06%
	Mortgage	1.12%	1.13% - 3.55%	3.56%
	Payroll loans	2.36%	2.37% - 5.15%	5.16%
Personal Banking	Consumer	7.11%	7.12% - 14.68%	14.69%
	Vehicular	3.76%	3.76%	3.76%

Small Business Banking		8.55%	8.56% - 17.86%	17.87%

	Corporate	0.10%	0.11% - 0.20%	0.21%
Commercial Banking	Institutional	0.66%	0.66%	0.66%
	Companies	3.45%	3.46% - 8.13%	8.14%
	Real estate	2.61%	2.61%	2.61%

(*) The probability of default is exclusively determined by the statistical model and, therefore, does not include the subsequent adjustments to the model, detailed in Note 29.1 (d.8).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The main objective of scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because with time passing some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

-
Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio

Personal banking:
Credit cards	X
Mortgage	X
Payroll loans	X
Consumer		X
Vehicular		X
Business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X

Likewise, for commercial sector clients, Interbank has implemented a system that allows them to monitor in more personalized way, based on warnings, changes in rating, reputation problems, among others.

On the other hand, at each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the borrower will fail to comply with the loan agreement.

As of December 31, 2025 and 2024, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; were exposed to national and international events, as well as loans under legal collection that have or do not have a payment agreement. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

To estimate the PD for the lifetime of a financial asset, a transformation to a 12-month PD is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the 12-month PD.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low, medium low, medium, medium high, and high. This methodology evaluates the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client; therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

(d.2) Loss Given Default (LGD):

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

-
Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 60 months and 72 months, as of December 31, 2025 and 2024, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-
Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 60 months and 72 months, as of December 31, 2025 and 2024, respectively. This methodology identifies the adjustment factor that allow to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes, and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3) Exposure at default (EAD):

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client's ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4) Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group's internal credit risk management process.

In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

-
Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client's LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

-
Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client's LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client's LGD, and the balance as of the reporting date.

-
Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. As of December 31, 2025, the Group has established a range of simple average absolute variation of 9.6 percent and a simple average relative variation of 490.7 percent (a range of simple average absolute variation of 8.0 percent and a simple average relative variation of 473.9 percent, as of December 31, 2024).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

-
Rescheduled loans.
-
Infraction to the covenants.
-
Forced interventions by governments in the primary and secondary markets of obligors.
-
Involvement of the borrower in illicit, political and fraud business.
-
Impairment of guarantees (underlying assets).
-
Arrears or short and frequent failures to pay installments.
-
Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.
-
Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

- Criteria can identify significant increases in credit risk before an exposure is in default;

- The average time between the identification of a significant increase in credit risk and default is reasonable;

- Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

- There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.

On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead of continuing in Stage 2 during an observation window of 12 months, to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

(d.5) Impulso Empresarial MYPE Program:

The Impulso Empresarial MYPE Program (henceforth “Impulso MyPeru”) is an initiative of the Peruvian Government created in the year 2022 with the purpose of granting the recovery and growth of micro, small, medium companies of all productive sectors. This program grants access to working capital loans, fixed assets acquisitions and consolidation of current debts, with favorable conditions such as state guarantees and a reward for being a good payer.

During 2024, Interbank granted loans under this modality for an approximate amount of S/2,996,207,000; as of December 31, 2025, the program remains in effect; however, during 2025, Interbank did not participate in this program. As of December 31, 2025, Interbank holds loans under the “Impulso MyPeru” program for an amount of approximately S/1,304,815,000; including accrued interest amounting to S/9,806,000. The amounts covered by the guarantee of the Peruvian government amount to S/914,339,000. (as of December 31, 2024, Interbank held an amount of approximately S/2,780,282,000; including accrued interest amounting to S/13,155,000. The amounts covered by the guarantee of the Peruvian government amounted to S/1,797,725,000).

(d.6) Subsequent adjustments to the model

The probability of occurrence of the El Niño event in the year 2023, the impact of the release of the CTS deposits and AFP funds during 2024 and 2025, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had recurrent characteristics precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a series of expert judgments with the purpose of the expected credit loss estimate reflects the existing risks to the requirement established by IFRS 9.

Following is the detail of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2025, 2024 and 2023:

(i)
Subsequent adjustments to the model included in 2025 and 2024:

An expert judgment was set out to capture the effects of the current economic situation on the estimation of the loan portfolio, considering the impact of governmental decisions regarding the withdrawal of CTS deposits and AFP funds.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

As consequence of the liquidity excess generated by these measures, an improvement of the risk rating scoring (“BURO”) has been observed, which has affected the regular behavior and performance of the expected credit losses in the segment of retail clients. Under this situation, it has been necessary to enhance the monitoring of outcomes of the expected loss model and to record subsequent adjustments to the calculation, thus neutralizing the improvements of the credit scoring due to temporary improvements in retail clients. These adjustments seek to ensure a more representative risk estimation, taking into consideration the uncertainty generated by the current situation of the loans’ performance.

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2025 and 2024, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	2025
	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	159,186	15,547	174,733
Consumer loans	1,142,086	127,498	1,269,584
Mortgage loans	67,834	8,002	75,836
Small and micro-business loans	83,244	—	83,244
Total	1,452,350	151,047	1,603,397

	2024
	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	189,557	-	189,557
Consumer loans	1,218,011	154,846	1,372,857
Mortgage loans (*)	80,047	13,750	93,797
Small and micro-business loans	88,204	-	88,204
Total	1,575,819	168,596	1,744,415

(ii)
Subsequent adjustments to the model included in 2023:

With the purpose of reflecting the impact of the uncertainty of the intensity and occurrence probability of the El Niño event, Interbank decided to apply its expert judgment to stress the probability of default for its entire client portfolio. As of December 31, 2023, the impact of applying these criteria led to an increased expected loss provision of S/180,596,000.

(d.7) Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

To comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, stress models have been used that have been carried out by an external provider and seek to stress the probability of default based on different macroeconomic variable projection scenarios.

The Group has defined three possible scenarios for each portfolio: base, optimistic and pessimistic.

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2025:

	Scenario	2026	2027	2028

Gross domestic product (annual % var.)	Optimistic	3.3%	3.0%	3.5%
	Base	3.0%	2.6%	3.1%
	Pessimistic	2.2%	2.0%	2.5%
Real formal average salary (annual % var.)	Optimistic	3.7%	2.1%	2.7%
	Base	2.0%	1.1%	1.4%
	Pessimistic	0.6%	(0.1%)	0.6%
Real informal average salary (annual % var.)	Optimistic	3.7%	2.1%	2.4%
	Base	1.8%	1.1%	1.3%
	Pessimistic	0.8%	0.0%	0.0%
Real disposable income per capita (annual % var.)	Optimistic	5.7%	3.0%	4.4%
	Base	4.6%	2.2%	3.5%
	Pessimistic	2.5%	1.7%	2.9%

Macroeconomic variables used as of December 31, 2024:

	Scenario	2025	2026	2027

Unemployment rate (annual % var.)	Optimistic	(3.9%)	(4.7%)	(7.6%)
	Base	(2.6%)	(3.4%)	(4.0%)
	Pessimistic	(0.7%)	(0.1%)	(0.4%)
Real disposable income per capita (annual % var.)	Optimistic	1.7%	2.4%	3.2%
	Base	1.1%	2.0%	2.7%
	Pessimistic	(0.7%)	1.3%	2.3%
Real formal average salary (annual % var.)	Optimistic	1.8%	0.9%	1.4%
	Base	1.3%	0.5%	0.7%
	Pessimistic	0.0%	(0.1%)	0.1%
Private formal employment (annual % var.)	Optimistic	3.5%	3.0%	3.2%
	Base	3.0%	2.6%	2.8%
	Pessimistic	2.1%	2.1%	2.3%
Real informal average salary (annual % var.)	Optimistic	1.4%	1.3%	1.2%
	Base	1.0%	0.5%	0.7%
	Pessimistic	0.3%	(0.1%)	0.1%

For the determination of these macroeconomic variables, different external sources of recognized prestige have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2025%		Total
		S/ (000)
Optimistic	4	59,337
Base	62	986,908
Pessimistic	34	557,152
Total		1,603,397

December 31, 2024%		Total
		S/ (000)
Optimistic	5	81,557
Base	58	999,681
Pessimistic	37	663,177
Total		1,744,415

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Guarantees:

The fair value of the loan guarantees as of December 31, 2025 and 2024, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2025	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	14,035,949	—	—	—	—	—	14,035,949	—
Commercial loans	22,897,732	801,481	1,682,815	12,582,634	2,822,552	17,889,482	5,008,250	162,789
Small and micro-business loans	2,282,751	—	—	—	—	—	2,282,751	82,833
Consumer loans	15,248,665	—	—	—	—	—	15,248,665	1,269,584
Mortgage loans	11,400,784	—	—	17,753,719	—	17,753,719	(6,352,935)	75,836
Direct loans	51,829,932	801,481	1,682,815	30,336,353	2,822,552	35,643,201	16,186,731	1,591,042
Debt instruments at amortized cost	3,883,579	—	—	—	—	—	3,883,579	—
Total financial assets at amortized cost	69,749,460	801,481	1,682,815	30,336,353	2,822,552	35,643,201	34,106,259	1,591,042
Debt instruments at fair value through other comprehensive income	21,299,397	—	—	—	—	—	21,299,397	287,142
Total debt instruments at fair value through other comprehensive income	21,299,397	—	—	—	—	—	21,299,397	287,142
Not subject to impairment
Derivative financial instruments - Trading	108,530	60,063	—	—	—	60,063	48,467	—
Derivative financial instruments - Hedges	12,348	—	—	—	—	—	12,348	—
Financial assets at fair value through profit or loss	1,965,991	—	—	—	—	—	1,965,991	—
Total financial instruments at fair value through profit or loss	2,086,869	60,063	—	—	—	60,063	2,026,806	—

	93,135,726	861,544	1,682,815	30,336,353	2,822,552	35,703,264	57,432,462	1,878,184
Financial guarantees (guarantees and stand-by letters)	5,149,829	35,735	122,777	2,023,139	1,325,502	3,507,153	1,642,676	11,941
Import and export letters of credit	417,893	—	38,653	—	—	38,653	379,240	414
Contingent loans - indirect loans	5,567,722	35,735	161,430	2,023,139	1,325,502	3,545,806	2,021,916	12,355

	98,703,448	897,279	1,844,245	32,359,492	4,148,054	39,249,070	59,454,378	1,890,539

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	12,615,226	—	—	—	—	—	12,615,226	—
Commercial loans	22,770,495	878,109	1,706,707	11,437,282	3,205,987	17,228,085	5,542,410	175,811
Small and micro-business loans	2,037,158	—	—	—	—	—	2,037,158	87,700
Consumer loans	15,036,411	—	—	—	—	—	15,036,411	1,372,856
Mortgage loans	10,571,300	—	—	18,926,685	—	18,926,685	(8,355,385)	93,800
Direct loans	50,415,364	878,109	1,706,707	30,363,967	3,205,987	36,154,770	14,260,594	1,730,167
Debt instruments at amortized cost	3,784,912	—	—	—	—	—	3,784,912	53
Total financial assets at amortized cost	66,815,502	878,109	1,706,707	30,363,967	3,205,987	36,154,770	30,660,732	1,730,220
Debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Total debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Not subject to impairment
Derivative financial instruments - Trading	72,746	35,645	—	—	—	35,645	37,101	—
Derivative financial instruments - Hedges	70,455	—	—	—	—	—	70,455	—
Financial assets at fair value through profit or loss	1,776,567	—	—	—	—	—	1,776,567	—
Total financial instruments at fair value through profit or loss	1,919,768	35,645	—	—	—	35,645	1,884,123	—

	89,113,075	913,754	1,706,707	30,363,967	3,205,987	36,190,415	52,922,660	1,825,310
Financial guarantees (guarantees and stand-by letters)	4,695,331	21,981	143,731	2,005,957	1,471,778	3,643,447	1,051,884	14,005
Import and export letters of credit	373,363	695	24,442	—	67,752	92,889	280,474	243
Contingent loans - indirect loans	5,068,694	22,676	168,173	2,005,957	1,539,530	3,736,336	1,332,358	14,248

	94,181,769	936,430	1,874,880	32,369,924	4,745,517	39,926,751	54,255,018	1,839,558

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2025	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	281,258	2,627	264	—	399,849	13,217	415,957	(134,699)	137,875
Small and micro-business loans	55,003	—	—	—	—	—	—	55,003	40,627
Consumer loans	472,061	—	—	—	—	—	—	472,061	452,932
Mortgage loans	347,035	—	—	—	723,164	—	723,164	(376,129)	46,006
Total	1,155,357	2,627	264	—	1,123,013	13,217	1,139,121	16,236	677,440
Indirect loans	16,923	—	668	—	6,756	—	7,424	9,499	8,089
	1,172,280	2,627	932	—	1,129,769	13,217	1,146,545	25,735	685,529

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	322,464	2,936	1,045	—	529,922	26,107	560,010	(237,546)	123,013
Small and micro-business loans	85,443	—	—	—	—	—	—	85,443	62,173
Consumer loans	514,691	2,936	—	—	—	—	2,936	511,755	494,700
Mortgage loans	325,095	—	—	—	782,659	—	782,659	(457,564)	44,321
Total	1,247,693	5,872	1,045	—	1,312,581	26,107	1,345,605	(97,912)	724,207
Indirect loans	23,948	—	—	—	7,561	—	7,561	16,387	9,335
	1,271,641	5,872	1,045	—	1,320,142	26,107	1,353,166	(81,525)	733,542

(*) Includes the total fair value of the guarantees held by the Group as of December 31, 2025 and 2024, regardless of the balance of the loan it guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e) Credit risk management for investments

(e.1) Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2025 and 2024:

	High grade	Standard grade	Grade lower than standard
2025	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.11%	0.12% - 2.02%	23.87%
Latin America	0.00%	0.08% - 2.98%	22.47%
Sovereigns	0.00%	0.00% - 1.71%	25.00%

	High grade	Standard grade	Grade lower than standard
2024	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.11%	0.12% - 2.03%	23.31%
Latin America	0.00%	0.08% - 3.03%	22.32%
Sovereigns	0.00%	0.00% - 1.78%	26.56%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2) Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody's.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3) Exposure at default (EAD):

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(e.4) Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i) Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii) Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

- Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

- Infringements of covenants without a waiver from the bondholders committee.

- Forced interventions by governments in the primary and secondary markets of the issuers.

- Linkage of the issuer in illicit, political and fraud activities.

- Impairment of collaterals (underlying assets) in the case of securitized instruments.

- Delays or short and frequent breaches in the payment of coupons.

- Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

- Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2025		As of December 31, 2024
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
BBB- / BBB+	2,621,105	9.2	2,287,880	8.5
BB- / BB+	773,621	2.8	1,028,735	3.8
B- / B+	130,996	0.5	111,708	0.4
Less than B-	3,536	0.0	4,664	0.0
	3,529,258	12.5	3,432,987	12.7
Instruments issued in Peru and rated abroad:
BBB- / BBB+	15,354,696	54.5	14,011,438	52.2
BB- / BB+	440,946	1.6	774,100	2.9
Less than B-	78,279	0.3	218,328	0.8
	15,873,921	56.4	15,003,866	55.9
Instruments issued and rated abroad:
AAA	8,320	0.0	9,429	0.0
AA- / AA+	143,289	0.5	111,247	0.4
A- / A+	679,515	2.4	689,996	2.6
BBB- / BBB+	2,642,879	9.4	2,581,191	9.6
BB- / BB+	93,243	0.3	124,581	0.5
B- / B+	24,550	0.1	19,689	0.1
	3,591,796	12.7	3,536,133	13.2

Unrated
Negotiable certificates of deposit issued by the BCRP	2,057,692	7.3	2,123,858	8.0
Mutual funds and investment funds participations (*)	1,726,722	6.1	1,396,582	5.2
Term deposits	133,066	0.5	86,515	0.3
Others	2,035	0.0	2,433	0.0
	3,919,515	13.9	3,609,388	13.5

Listed shares (**)	594,471	2.1	622,528	2.3
Non-listed shares	196,155	0.7	192,650	0.7
Total	27,705,116	98.3	26,397,552	98.3
Accrued interest	468,690	1.7	460,373	1.7
Total	28,173,806	100.0	26,857,925	100.0

(*) It includes mutual and investment funds which do not have risk rating.

(**) It includes instruments at fair value through profit or loss, see Note 5(e), and instruments at fair value through other comprehensive income, see Note 5(f).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f) Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2025
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,287,338		15,287,338
Government of Peru	—	9,458,048	—	3,750,513		13,208,561
Mortgage loans	—	—	—	11,408,187		11,408,187
Commercial and micro-business loans	—	—	—	10,063,824		10,063,824
BCRP	—	2,057,692	—	8,941,024		10,998,716
Financial services	1,681,876	1,476,980	109,795	6,400,724	(*)	9,669,375
Manufacturing	194,542	942,150	209,750	3,577,083		4,923,525
Mining	1,994	1,312,651	—	2,779,607		4,094,252
Communications, storage and transportation	56,368	688,801	33,631	2,258,425		3,037,225
Construction and infrastructure	27,813	2,169,122	59,030	699,079		2,955,044
Agriculture	—	27,642	1,698	2,472,695		2,502,035
Electricity, gas, water and oil	20,250	1,820,016	142,245	196,292		2,178,803
Professional, scientific and technical activities	72,185	226,645	—	938,565		1,237,395
Commerce	3,940	537,330	—	415,935		957,205
Leaseholds and real estate activities	4,578	268,511	—	541,735		814,824
Community services	904	6,571	—	496,505		503,980
Education, health and other services	—	80,149	—	201,180		281,329
Medicine and biotechnology	—	34,330	—	235,634		269,964
Insurance	19	13,284	—	174,266		187,569
Foreign governments	—	96,654	—	—		96,654
Fishing	—	—	—	90,530		90,530
Public administration and defense	22,400	81,543	—	5,879		109,822
Private activities (employer and/or producer)	—	—	—	98,322		98,322
Others	—	1,278	—	—		1,278
Total	2,086,869	21,299,397	556,149	71,033,342		94,975,757
Impairment allowance for loans						(1,591,042)
Accrued interest						999,950
Total						94,384,665

(*) It includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,094,313		15,094,313
Government of Peru	—	8,466,916	—	3,698,395		12,165,311
Mortgage loans	—	—	—	10,579,426		10,579,426
Commercial and micro-business loans	—	—	—	10,236,695		10,236,695
BCRP	—	2,113,925	—	7,951,226		10,065,151
Financial services	1,693,571	1,672,720	126,594	6,530,688	(*)	10,023,573
Manufacturing	87,764	797,082	171,920	4,155,680		5,212,446
Mining	2,792	1,234,867	—	2,436,753		3,674,412
Construction and infrastructure	17,203	2,501,203	38,640	772,165		3,329,211
Communications, storage and transportation	55,385	654,287	37,640	1,946,274		2,693,586
Agriculture	87	27,286	3,714	2,393,311		2,424,398
Electricity, gas, water and oil	12,820	1,685,411	74,750	157,841		1,930,822
Commerce	15,754	508,195	—	414,063		938,012
Professional, scientific and technical activities	—	214,358	—	714,871		929,229
Leaseholds and real estate activities	10,980	187,953	—	448,839		647,772
Community services	611	7,509	—	540,084		548,204
Education, health and other services	540	94,202	—	213,206		307,948
Medicine and biotechnology	—	36,138	—	190,510		226,648
Public administration and defense	21,894	91,702	—	7,885		121,481
Fishing	—	—	5,010	79,112		84,122
Foreign governments	—	67,468	—	—		67,468
Insurance	363	12,075	—	4,728		17,166
Private activities (employer and/or producer)	—	—	—	85,863		85,863
Others	4	4,507	—	—		4,511
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

(*) It includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2025
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	66,904	17,709,665	412,723	68,115,007		86,304,299
United States of America	1,626,883	867,587	33,631	618,154		3,146,255
Mexico	1,988	1,054,343	—	13,288		1,069,619
Chile	2	775,432	—	26,061		801,495
Panama	—	146,000	310	600,317	(*)	746,627
United Kingdom	101,668	247,148	107,818	58,419		515,053
Luxembourg	42,730	15,093	—	342,413		400,236
Brazil	—	286,358	—	19,160		305,518
Canada	57,655	16,583	—	229,109		303,347
Cayman Islands	100,712	410	—	134,520		235,642
Ecuador	—	—	—	206,740		206,740
Bahamas	—	—	—	169,073		169,073
Colombia	71	96,348	—	54,390		150,809
Germany	25,334	528	—	70,403		96,265
Ireland	24,574	589	—	45,377		70,540
Suiza	—	4,382	—	62,785		67,167
Venezuela	—	—	—	66,159		66,159
Spain	5,125	673	—	24,001		29,799
Argentina	—	—	—	16,844		16,844
Others	33,223	78,258	1,667	161,122		274,270
Total	2,086,869	21,299,397	556,149	71,033,342		94,975,757
Impairment allowance for loans						(1,591,042)
Accrued interest						999,950
Total						94,384,665

(*) It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	138,125	16,843,710	294,034	65,957,138		83,233,007
United States of America	1,499,518	896,372	37,640	823,188		3,256,718
Mexico	17,996	1,017,363	—	10,733		1,046,092
Chile	1	807,524	7,995	32,038		847,558
Panama	461	148,363	277	479,425	(*)	628,526
United Kingdom	94,483	264,082	116,458	135,358		610,381
Bahamas	—	—	—	243,750		243,750
Canada	1,256	15,387	—	219,857		236,500
Ecuador	—	—	—	231,087		231,087
Colombia	79	121,545	—	105,332		226,956
Brazil	—	146,286	—	30,848		177,134
Germany	23,326	587	—	123,436		147,349
Cayman Islands	116,217	1,186	—	—		117,403
Luxembourg	—	15,534	—	68,835		84,369
Suiza	—	4,743	—	56,542		61,285
Venezuela	—	—	—	54,261		54,261
Spain	—	9,933	—	20,394		30,327
Argentina	—	—	—	19,349		19,349
Ireland	—	553	—	624		1,177
Belgium	—	154	—	1		155
Others	28,306	84,482	1,864	39,732		154,384
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

(*) It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

(g)
Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

 Are offset in the statement of financial position of the Group; or

 Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

		Gross amounts of recognized financial liabilities and offset	Net amounts of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	in the consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives, Note 10(b)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182
2024
Derivatives, Note 10(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives, Note 10(b)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430
2024
Derivatives, Note 10(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

29.2.
Market risk

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During 2025, the BCRP's interest rates, both in Soles and US Dollar, continued to show a downward trend, driven by the inflation control, which stayed within the targeted range. The reduction of these interest rates favored the valuation of bonds, although it affected the interest rates of term, such as term deposits or short-term loans. The Peruvian Sol strengthened against the US Dollar, following the global trend.

During 2024, interest rates remained lower, aligned with the favorable evolution of inflation. Regarding sovereign bonds, volatility continued with a downward trend accompanied by an improvement in prices.

On the other side, the Banking Book results are affected by the decreases in interest rates, particularly in products that appreciate quickly such as time deposits or short-term commercial loans as they mature.

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)
Trading Book -

To control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. To determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2025	2024
	S/(000)	S/(000)
Equity investments	38,170	36,036
Debt investments	116	131
Derivatives and/or exchange position	12,322	953
Diversification effect	(8,832)	(243)
Consolidated VaR by type of asset (*)	41,776	36,877

The Group’s VaR results by type of risk are the following:

	2025	2024
	S/(000)	S/(000)
Exchange rate risk	5,374	2,893
Interest rate risk	952	376
Price risk	36,324	37,804
Diversification effect	(874)	(4,196)
Consolidated VaR by type of risk (*)	41,776	36,877

(*) The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)
Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)
Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Repricing gap

An analysis of the repricing gaps is performed to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

In the case of the insurance segment, this risk arises from the fluctuation in interest rates and its effect on the repricing rates required for the payment of long-term obligations of insurance contracts. Therefore, Interseguro maintains short-term deposits at preferential rates, and medium and short-term bonds with different amortization structures to achieve a match of cash flows between assets and liabilities, minimizing repricing gap.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.1) The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	10,825,339	8,000	5,700	—	—	3,196,910	14,035,949
Inter-bank funds	40,006	—	—	—	—	—	40,006
Investments at fair value through other comprehensive income (debt and equity)	933,604	1,209,375	2,122,067	3,036,679	14,360,926	556,149	22,218,800
Investments at amortized cost	57,847	109,974	451,184	332,983	3,037,027	—	3,989,015
Loans, net (*)	4,491,049	6,265,940	12,354,108	20,584,227	7,307,132	(232,306)	50,770,150
Other assets (**)	380,019	329,598	111,680	152,671	(9,482)	5,004,500	5,968,986
Total assets	16,727,864	7,922,887	15,044,739	24,106,560	24,695,603	8,525,253	97,022,906

Financial liabilities
Deposits and obligations	36,179,084	6,135,106	5,567,137	353,772	32,855	7,759,676	56,027,630
Due to banks and correspondents	1,102,456	1,667,301	2,548,362	536,995	1,310,900	—	7,166,014
Inter-bank funds	55,019	—	—	—	—	—	55,019
Bonds, notes and other obligations	229,334	1,703	1,893,027	3,126,381	339,963	—	5,590,408
Insurance and reinsurance contract liabilities	48,895	135,358	445,243	2,463,739	9,658,216	311,803	13,063,254
Other liabilities (***)	362,658	339,515	189,550	159,869	2,142,201	1,510,651	4,704,444
Equity	—	—	—	—	—	12,421,844	12,421,844
Total liabilities and equity	37,977,446	8,278,983	10,643,319	6,640,756	13,484,135	22,003,974	99,028,613

Off- balance sheet accounts
Derivatives held as assets	—	336,300	1,008,900	673,600	—	—	2,018,800
Derivatives held as liabilities	—	—	1,008,900	1,009,900	—	—	2,018,800
	—	336,300	—	(336,300)	—	—	—

Marginal gap	(21,249,582)	(19,796)	4,401,420	17,129,504	11,211,468	(13,478,721)	(2,005,707)
Cumulative gap	(21,249,582)	(21,269,378)	(16,867,958)	261,546	11,473,014	(2,005,707)	—

(*) The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.

(**) Includes investment property, property, furniture and equipment, net, due from customers on acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes due from customers on acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Investments at fair value through profit or loss, derivatives held for trading and liabilities at fair value through profit or loss, are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

	As of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,575,399	17,936	11	—	—	4,021,880	12,615,226
Inter-bank funds	220,060	—	—	—	—	—	220,060
Investments at fair value through other comprehensive income (debt and equity)	894,402	1,245,519	768,069	5,473,331	12,343,571	458,268	21,183,160
Investments at amortized cost	61,382	101,450	12,131	752,424	2,970,811	—	3,898,198
Loans, net (*)	4,082,359	5,328,773	13,689,207	19,835,684	6,589,089	(295,664)	49,229,448
Other assets (**)	852,858	152,093	97,488	371,874	(6,718)	5,040,781	6,508,376
Total assets	14,686,460	6,845,771	14,566,906	26,433,313	21,896,753	9,225,265	93,654,468
Financial liabilities
Deposits and obligations	34,089,992	5,181,622	6,435,281	413,041	33,499	7,614,593	53,768,028
Due to banks and correspondents	2,055,726	772,527	1,398,001	1,944,760	1,391,043	—	7,562,057
Bonds, notes and other obligations	251,845	1,680	1,490,591	4,005,402	325,915	—	6,075,433
Insurance and reinsurance contract liabilities	47,878	99,710	464,997	2,486,668	9,203,598	221,469	12,524,320
Other liabilities (***)	952,940	104,144	88,873	160,189	1,312,693	1,828,255	4,447,094
Equity	—	—	—	—	—	10,978,595	10,978,595
Total liabilities and equity, net	37,398,381	6,159,683	9,877,743	9,010,060	12,266,748	20,642,912	95,355,527
Off- balance sheet accounts
Derivatives held as assets	75,280	—	1,505,600	754,000	—	—	2,334,880
Derivatives held as liabilities	75,280	—	1,505,600	754,000	—	—	2,334,880
	—	—	—	—	—	—	—

Marginal gap	(22,711,921)	686,088	4,689,163	17,423,253	9,630,005	(11,417,647)	(1,701,059)
Cumulative gap	(22,711,921)	(22,025,833)	(17,336,670)	86,583	9,716,588	(1,701,059)	—

(*) The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.

(**) Includes investment property, property, furniture and equipment, net, due from customers on acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes due from customers on acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

Investments at fair value through profit or loss, derivatives held for trading and liabilities at fair value through profit or loss, are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR, to measure the market risks.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.2) Sensitivity to changes in interest rates -

The exposure to the interest rate, in the case of Interbank, is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by Interbank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and considers: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

- Earning at Risk indicator, calculated as a percentage of the Regulatory Capital, the legal limit of 5 percent and an early warning of 4 percent are set.

- Value at Risk indicator, calculated as a percentage of the Regulatory Capital, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and supervised by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Interbank's Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit.

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2025
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	1,569	+/-	139,317
US Dollar	+/-50	+/-	3,139	+/-	278,784
US Dollar	+/-75	+/-	4,709	+/-	418,550
US Dollar	+/-100	+/-	6,279	+/-	558,764
Sol	+/-50	-/+	44,542	-/+	656,467
Sol	+/-75	-/+	66,813	-/+	985,415
Sol	+/-100	-/+	89,084	-/+	1,315,229
Sol	+/-150	-/+	133,627	-/+	1,978,637

	As of December 31, 2024
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	83	+/-	129,434
US Dollar	+/-50	+/-	163	+/-	259,018
US Dollar	+/-75	+/-	245	+/-	388,891
US Dollar	+/-100	+/-	325	+/-	519,209
Sol	+/-50	-/+	48,323	-/+	624,757
Sol	+/-75	-/+	72,484	-/+	937,824
Sol	+/-100	-/+	96,645	-/+	1,251,722
Sol	+/-150	-/+	144,968	-/+	1,883,154

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.3).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.3) Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2025 and 2024, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before income tax and non-controlling interest, as of December 31, 2025 and 2024, is presented below:

	Changes in market price	2025	2024
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	55,615	45,827
Shares	+/-25	139,037	114,567
Shares	+/-30	166,845	137,480

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(ii) Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.358 per US$1 bid and S/3.368 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of December 31, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.363 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of December 31, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,014,491	980	1,256,240
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,806,052	343,826	94,384,665
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,451,432	61,276	8,051,839

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of December 31, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,050,880,000, equivalent to S/3,534,108,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024); see Note 18.

The Group manages the exchange rate risk through the matching of its assets and liabilities operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure As of December 31, 2025 and 2024. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Change in exchange rate	2025	2024
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	20,665	21,165
US Dollar	10	41,330	42,329
US Dollar	15	61,994	63,494

Revaluation
US Dollar	5	(20,665)	(21,165)
US Dollar	10	(41,330)	(42,329)
US Dollar	15	(61,994)	(63,494)

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.3).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.3.
Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, in which positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

Regarding to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.2).

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time to meet its liquidity requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	41,664,775	6,430,086	5,688,525	1,388,051	1,128,206	56,299,643
Inter-bank funds	55,019	—	—	—	—	55,019
Due to banks and correspondents	1,092,767	1,166,490	2,177,827	1,082,178	3,629,176	9,148,438
Bonds, notes and other obligations	41,403	2,937	2,074,773	3,832,413	339,962	6,291,488
Due from customers on acceptances	17,717	31,889	1,726	—	—	51,332
Insurance and reinsurance contract liabilities	133,500	258,161	1,153,588	6,277,806	18,083,247	25,906,302
Other accounts payable, provisions and other liabilities	1,274,168	153,895	340,229	194,085	2,209,708	4,172,085
Total non-derivative liabilities	44,279,349	8,043,458	11,436,668	12,774,533	25,390,299	101,924,307
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	653,321	522,073	925,197	594,077	252,636	2,947,304
Contractual amounts payable (outflow)	632,958	543,862	849,053	624,174	300,277	2,950,324
Total	20,363	(21,789)	76,144	(30,097)	(47,641)	(3,020)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	—	6,606	1,040,782	347,131	—	1,394,519
Contractual amounts payable (outflow)	—	8,036	1,170,242	384,964	—	1,563,242
Total	—	(1,430)	(129,460)	(37,833)	—	(168,723)

	As of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,797,251	5,412,063	6,777,915	925,035	1,256,702	54,168,966
Due to banks and correspondents	1,949,333	792,039	733,189	2,465,292	3,831,777	9,771,630
Bonds, notes and other obligations	70,454	2,943	1,652,261	4,665,178	333,061	6,723,897
Due from customers on acceptances	4,691	4,472	—	—	—	9,163
Insurance and reinsurance contract liabilities	116,089	222,826	1,007,404	4,994,624	18,194,009	24,534,952
Other accounts payable, provisions and other liabilities	2,301,897	115,868	150,913	134,248	1,382,740	4,085,666
Total non-derivative liabilities	44,239,715	6,550,211	10,321,682	13,184,377	24,998,289	99,294,274
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	1,637,115	880,914	1,123,569	1,134,788	176,817	4,953,203
Contractual amounts payable (outflow)	1,605,814	1,088,989	962,496	1,145,555	179,999	4,982,853
Total	31,301	(208,075)	161,073	(10,767)	(3,182)	(29,650)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	—	86,992	414,593	1,230,550	—	1,732,135
Contractual amounts payable (outflow)	1,690	78,266	450,019	1,173,525	—	1,703,500
Total	(1,690)	8,726	(35,426)	57,025	—	28,635

(*) It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).

(**) It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2025	2024
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,258,273	649,837
From 1 to 3 months	1,238,443	1,364,278
From 3 to 12 months	2,751,311	2,644,655
From 1 to 5 years	319,669	409,898
Over 5 years	26	26
Total	5,567,722	5,068,694

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2025
	Balance as of January 1	Declared dividends payable	Dividends received on treasury shares in the Group	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	—	54,992	8	19	55,019
Bonds, notes and other obligations	6,075,433	—	—	123,204	(600,058)	(8,171)	5,590,408
Lease liability related to right-of-use assets	143,803	—	—	(54,105)	(605)	55,152	144,245
Dividends payable of IFS	—	420,096	(13,266)	(406,830)	—	—	—
Dividends payable to minority	958	3,097	—	(3,040)	—	3,019	4,034
Total liabilities for financing activities	6,220,194	423,193	(13,266)	(285,779)	(600,655)	50,019	5,793,706

	2024
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	119,712	—	(121,438)	1,785	(59)	—
Bonds, notes and other obligations	5,551,629	—	439,867	67,186	16,751	6,075,433
Lease liability related to right-of-use assets	90,513	—	(55,391)	102	108,579	143,803
Dividends payable	911	430,425	(430,280)	—	(98)	958
Total liabilities for financing activities	5,762,765	430,425	(167,242)	69,073	125,173	6,220,194

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.4.
Insurance risk

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

- Frequency and severity of claims;

- Sources of uncertainty in the calculation of payment of future claims;

- Mortality tables for different coverage plans in the life insurance segment;

- Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

- Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Pension contracts do not have reinsurance coverage.

(a)
Life insurance contracts -

Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2025 and 2024, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of pensions, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(a.1) Sensitivity of life insurance contracts and reinsurance contracts -

The following sensitivity analysis shows the impact (gross and net of the reinsurance held) on the contractual service margin (“CSM”), income before taxes and net equity for the reasonably possible movements in the key assumptions, the rest of the assumptions remaining constant. The correlation of the assumptions will have a significant effect on the determination of the final impacts, but to demonstrate the impact resulting from changes in each assumption, the assumptions had to be changed individually. It is worth noting that the movements of these assumptions are non-linear. When options exist, these are the main reason of the sensitivity's asymmetry. The method used to obtain information about the sensitivity and the significant hypotheses did not vary regarding the previous period.

Life insurance contracts issued

		2025				2024
	Change in assumptions	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(11,635)	(5,508)	(13,831)	(7,705)	(11,560)	(9,942)	(12,038)	(10,420)
Longevity	+10%	(209,615)	(209,615)	(202,358)	(202,358)	(215,592)	(215,592)	(179,819)	(179,819)
Expenses	+10%	(36,563)	(36,568)	(36,824)	(36,829)	(38,400)	(38,274)	(33,987)	(33,862)
Expiration and abandonment rate	+10%	10,238	8,779	9,527	8,067	11,536	10,589	7,267	6,320

Mortality/morbidity rate	+10%	11,670	8,410	13,713	10,453	11,150	10,048	11,470	10,368
Longevity	+10%	133,505	133,505	127,307	127,307	157,253	157,253	125,713	125,713
Expenses	+10%	36,361	36,317	36,611	36,566	38,394	38,330	33,980	33,916
Expiration and abandonment rate	+10%	(10,900)	(9,291)	(9,936)	(8,326)	(12,300)	(11,206)	(7,665)	(6,571)

		2025		2024
	Change in assumptions	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(43,274)	(31,820)	(32,566)	(21,822)
Longevity	+10%	(38,516)	(38,516)	(40,650)	(40,650)
Expenses	+10%	(34,322)	(34,317)	(26,561)	(26,686)
Expiration and abandonment rate	+10%	(6,127)	(6,684)	(3,941)	(4,485)

Mortality/morbidity rate	+10%	43,664	29,152	33,422	22,119
Longevity	+10%	92,190	92,190	75,852	75,852
Expenses	+10%	34,501	34,545	26,543	26,606
Expiration and abandonment rate	+10%	7,535	8,262	4,852	5,480

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(a.2) Analysis of maturities of insurance and reinsurance contracts liabilities (present value of the future cash flows) –

The following table summarizes the maturity profile of the portfolios of insurance contracts issued and the portfolios of reinsurance contracts held that are liabilities of the Group, based on the estimations of the present value of the future cash flows that are expected to be paid in the following periods:

	2025
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	732,197	621,125	638,880	696,011	749,969	22,271,639	25,709,821
Life reinsurance contractual liabilities	(13,692)	(4,573)	(2,433)	(2,203)	(2,020)	(146,871)	(171,792)
Other liabilities	179,582	199,518	422,607	297,110	636,793	1,116,144	2,851,754
Total	898,087	816,070	1,059,054	990,918	1,384,742	23,240,912	28,389,783

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	828,869	662,883	701,260	742,760	787,041	21,797,613	25,520,426
Life reinsurance contractual liabilities	(20,594)	(1,034)	(1,075)	(1,117)	(1,157)	(109,120)	(134,097)
Other liabilities	98,700	137,306	154,129	164,923	265,832	992,608	1,813,498
Total	906,975	799,155	854,314	906,566	1,051,716	22,681,101	27,199,827

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Analysis of maturities of financial assets (based on non-discounted contractual cash flows) –

The following table summarizes the maturity profile of the Group’s financial assets in function of the non-discounted contractual cash flows, including interest receivable.

	2025
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	88	88	88	88	88	2,444	2,884
Debt instruments at fair value through other comprehensive income	1,064,804	1,055,793	1,054,406	1,307,692	1,259,962	18,492,436	24,235,093
Investments at amortized cost	—	—	—	—	25,904	—	25,904
Total	1,064,892	1,055,881	1,054,494	1,307,780	1,285,954	18,494,880	24,263,881

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	98	98	98	98	98	2,834	3,324
Debt instruments at fair value through other comprehensive income	1,057,660	1,067,828	1,152,885	1,162,798	1,283,365	18,332,782	24,057,318
Investments at amortized cost	—	—	—	—	27,201	—	27,201
Total	1,057,758	1,067,926	1,152,983	1,162,896	1,310,664	18,335,616	24,087,843

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(a.3) Exchange rate risk –

It is the risk that the fair value of future cash flows of a financial instrument, assets and/or liabilities of insurance contracts may fluctuate due to changes in the exchange rate.

The main operations of the Group are performed in Soles and their exposure to exchange rate risk rises mainly regarding the US Dollar. The Group’s financial assets are mainly denominated in the same currencies as its insurance contracts liabilities.

The Group partially mitigates the foreign currency risk associated with insurance contracts through the holding of reinsurance contracts denominated in the same currencies as its insurance contractual liabilities.

The following table summarizes the financial assets and the insurance contracts assets and liabilities of the Company by main currency:

	2025			2024
	US Dollar	Sol	Total	US Dollar	Sol	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	181,399	301,145	482,544	72,053	131,892	203,945
Investments at fair value through profit or loss	570,928	3,292	574,220	372,064	4,585	376,649
Debt instruments at fair value through other comprehensive income	4,391,332	9,560,725	13,952,057	4,205,803	9,062,225	13,268,028
Investments at amortized cost	—	25,904	25,904	—	24,838	24,838

Insurance contracts assets -
Life insurance issued	—	—	—	—	—	—
Life reinsurance held	2,056	15,022	17,078	207	18,395	18,602
Reinsurance held	—	—	—	—	—	—

Insurance contracts liabilities -
Life insurance issued	3,604,846	9,453,926	13,058,772	3,940,738	8,581,614	12,522,352
Life reinsurance held	4,898	(416)	4,482	—	1,968	1,968
Reinsurance held	—	—	—	—	—	—

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Interest rate risk

The Group has adopted the option of reflecting in other comprehensive income (“OCI”) the fluctuations in the discount rate applicable to insurance contract liabilities, pursuant to IFRS 17, as well as certain financial instruments that are recorded at fair value through OCI, according to IFRS 9. This accounting strategy allows the mitigation of the volatility in the consolidated statement of income because the interest rate fluctuations do not impact directly on the income for the period. These decisions, altogether, protect the reported financial performance against changes in the market environment.

It is the risk that the fair value or future cash flows of a financial instrument or insurance or reinsurance contract may fluctuate due to changes in the market interest rates. Instruments at variable interest rates expose the Group to cash flow interest risk, while instruments at fixed interest rates expose the Group to fair value risk. There is not any direct contractual relation between financial assets and insurance contracts. However, the Group’s policy on interest rate risk requires it to manage the scope of the net interest rate risk by keeping an adequate combination of instruments at variable and fixed rates to support the insurance contract liabilities. Said policy also requires it to manage the maturity of financial assets that accrue interest. The Group does not have a significant concentration of the interest rate risk. The Group’s exposure to insurance and reinsurance contracts sensitive to interest rate risk and debt instruments is the following:

	2025	2024
	S/(000)	S/(000)
Insurance contracts assets -
Life insurance issued	—	—
Life reinsurance held	17,078	18,602
Reinsurance held	—	—

Insurance contracts liabilities -
Life insurance issued	13,058,772	12,522,352
Life reinsurance held	4,482	1,968
Reinsurance held	—	—

Debt instruments at fair value through profit or loss	574,220	376,649
Debt instruments at fair value through other comprehensive income	13,952,057	13,268,028
Debt instruments at amortized cost	25,904	24,838
Total	27,632,513	26,212,437

The following analysis is made for the reasonably possible movements of the key variables, the rest of the variables remaining constant, showing the impact on income before taxes and equity. The correlation of the variables will have a significant effect on the determination of the final impact of the interest rate risk, but to demonstrate the impact due to changes in variables, the variables had to be changed individually. It is worth noting that the movements of these variables are non-linear. The method used to obtain information about the sensitivity and the significant variables did not vary regarding the previous period.

		2025		2024
	Change in basis points	Impact on income before taxes	Impact on equity	Impact on income before taxes	Impact on equity
		S/(000)	S/(000)	S/(000)	S/(000)
Insurance and reinsurance contracts	+100	(7,229)	1,206,193	(4,958)	1,113,771
Debt instruments	+100	(111)	(979,197)	(99)	(928,453)
Insurance and reinsurance contracts	-100	9,094	(1,469,217)	6,210	(1,345,914)
Debt instruments	-100	128	1,125,978	115	1,068,856

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.5 Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

- The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

- A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

- The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

29.6 Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

Group’s Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

29.7 Capital management

The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

30.
Fair value
(a)
Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position.

	As of December 31, 2025
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivatives receivable	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivatives payable	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of December 31, 2025 and 2024, correspond mainly to participations in mutual funds, and investment funds and shares.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2025, there were no transfers to or from level 1 to level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2025 and 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/19,763,000 and S/42,195,000, respectively.

During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2025	2024
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/12,086,000 as of December 31, 2025 and S/8,096,000 as of December 31, 2024.
Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/93,138,000 as of December 31, 2025 and S/93,119,000 as of December 31, 2024.
Non-listed shares	Equity method	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in an increase in fair value of S/1,682,000 as of December 31, 2025 and S/1,882,000 as of December 31, 2024.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2025	2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	103,912	81,369
Sales	(122,565)	(78,231)
Gain recognized on the consolidated statement of income	54,752	126,777
Balance as of December 31	1,085,880	1,049,781

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)
Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	14,035,949	—	—	14,035,949	14,035,949	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	40,006	—	40,006	40,006	—	220,060	—	220,060	220,060
Investments at amortized cost	4,026,559	140,840	—	4,167,399	3,989,015	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	50,189,528	—	50,189,528	50,770,150	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,135,362	—	1,135,362	1,135,362	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	57,182	—	57,182	57,182	—	18,602	—	18,602	18,602
Total	18,062,508	51,614,250	—	69,676,758	70,078,996	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	56,042,175	—	56,042,175	56,027,630	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	55,019	—	55,019	55,019	—	—	—	—	—
Due to banks and correspondents	—	7,183,314	—	7,183,314	7,166,014	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	4,976,125	710,793	—	5,686,918	5,590,408	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	13,063,254	—	13,063,254	13,063,254	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	4,172,085	—	4,172,085	4,172,085	—	4,024,513	—	4,024,513	4,024,513
Total	4,976,125	81,277,972	—	86,254,097	86,125,742	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2025 and 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)
Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)
Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

31.
Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2025 and 2024, the value of the managed off-balance sheet financial assets is as follows:

	2025	2024
	S/(000)	S/(000)
Investment funds	19,418,061	19,534,337
Mutual funds	9,340,950	7,926,478
Total	28,759,011	27,460,815
32.
Subsequent event

On January 15, 2026, Interbank issued senior notes called “Senior Unsecured Notes due 2031” for a total of US$500,000,000, under Rule 144-A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance matures in July 2031 and carries an effective annual interest rate of 4.80 percent.

33.
Additional explanation for english translation

The accompanying financial statements are presented on the basis of the IFRS. In the event of any discrepancy, the Spanish language version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undesigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.
Date: March 18, 2026	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer